ANNUAL REPORT
2009

ONE NETWORK. ONE COMPANY. CONNECT WITH EMULEX.



EMULEX®

2009 PRESIDENT'S LETTER



Fiscal 2009 will be remembered as one of the most challenging and pivotal years in the 30-year history of Emulex, a company that's known for continuously transforming itself by pioneering new technology and entering new markets. The tradition of innovation will accelerate in the new fiscal year as we unveil more 10Gb/s Enhanced Ethernet products based on OneConnect™, our new 10Gb/s Enhanced Ethernet Universal Converged Network Adapter (UCNA) architecture. This new strategic direction will lead Emulex into the emerging market for converged networks and more than double the addressable market opportunity for our host server products by 2013 assuming a 20% compounded annual growth rate (CAGR).

During fiscal 2009, the Company worked diligently to balance cost management with the investments required to create shareholder value. It is clear to me that we achieved the right balance. We reduced our controllable expenses during the year, through a number of initiatives across the Company. At the same time, we focused our investments on strengthening our market position in our core businesses and developing market-leading products for data centers of the future.



20% CAGR
$1.5 Billion
$700 Million
10GbE NIC/iSCSI
10GbE FCoE CNA
Fibre Channel
2009E
2010E
2011E
2012E
2013E
4Gb HBA
10Gb LOM
10Gb NIC iSCSI
10GbE FCoE CNA
8Gb HBA

With a strong balance sheet and no debt, Emulex has the financial strength to continue investing in global expansion, new technologies and new markets, all of which are needed to provide future growth. Over the last fiscal year, we increased our international footprint by expanding the resources at our Bangalore engineering design center and with it, our international R&D capabilities. We also opened a new international headquarters in Ireland to improve our supply chain management outside of the United States, and added sales resources in China, Japan and India to better support end users and our key original equipment manufacturer (OEM) customers in the Asia Pacific region.

In our Host Bus Adapter (HBA) business, the Company executed well on our leadership strategy for the 8Gb/s Fibre Channel technology transition. Engineering delivered best-in-class products, while our sales and marketing teams demonstrated their competitive edge in the field. The result was the new 8Gb/s products from key OEMs, coupled with the competitive traction of our 4Gb/s products, translated into share gains for Emulex. The Dell'Oro Group reported that we gained market share in two of the last three quarters of fiscal 2009. In the new fiscal year, 8Gb/s Fibre Channel technology is expected to overtake 4Gb/s technology, and Emulex is in a position to lead the trend with our 8Gb/s HBAs and mezzanine cards, that have been qualified by every leading server and storage OEM, including Dell, EMC, Fujitsu, Hitachi Data Systems, HP, IBM, NetApp, Sun and many more.

Our embedded storage products (ESP) began to show positive momentum as we exited fiscal 2009. We expect to see strong demand for our new SAS bridging products, and there are opportunities to leverage our bridging technology in the rapidly growing enterprise Solid State Drive market. In addition, our storage OEM customers for embedded ASICs intend to leverage our systems and solutions expertise by integrating our board-level products, into their storage platforms and thereby, opening attractive growth opportunities for our embedded business.

Emulex is well-positioned for growth in fiscal 2010, having established early incumbency in the exciting new market for converged networks based on Enhanced Ethernet. This re-engineering of Ethernet has opened up a huge market for a fresh round of innovation and competition as data networking based on Ethernet, and storage networking based on Fibre Channel and iSCSI, come together enabled by Fibre Channel over Ethernet (FCoE) to form a new class of unified networking hardware and software solutions.

Our strategy is to lead in the transition to converged networks, and once again, we are executing this strategy well. Demonstrating sharp vision, Emulex has been at the forefront of the development of Enhanced Ethernet technology since its conception in 2006. Demonstrating crisp execution, we seized first mover advantage in fiscal 2009 by unveiling the industry's first single-chip UCNA. And we've successfully converted our technology into a pipeline for future revenue with major OEM design wins for a variety of products based on our OneConnect UCNA architecture.

In summary, we enter fiscal 2010 optimistic about existing and future market opportunities. While we expect global IT spending to remain constricted, we intend to maintain market share momentum for Fibre Channel HBAs, our core market today. In the market for converged networks, we fully expect to deliver shareholder value by extending our leadership position with additional design wins and OEM product launches, all of which will put Emulex at the center of one of the largest and fastest growing segments of data center infrastructure.

In closing, we are proud of the contributions that the management team and employees made over the last year as we met the challenges and changes in the marketplace. In the upcoming year we are focused on executing our strategies to create greater growth prospects and improved shareholder return for the years to come.

Best regards,

Jim McCluney
President and CEO

Safe Harbor Statment

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the statements set forth above contain forward-looking statements that involve risk and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as "anticipates," "in the opinion," "believes," "intends," "expects," "may," "will," "should," "could," "plans," "forecasts," "estimates," "predicts," "projects," "potential," "continue," and similar expressions may be intended to identify forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Such factors that could cause actual results to differ materially from those in the forward-looking statements are discussed in the company's filings with the Securities and Exchange Commission, including its recent filings on Forms 8-K, 10-K and 10-Q, under the caption "Risk Factors."

2009 VISION

Emulex Connectivity Continuum™: A continuous process of network unification.

Discrete Data Center
Islands of underutilized server, network and storage infrastructure that's expensive to scale and complex to manage.

Virtual Data Center
Dense pools of virtual servers, networks and storage that are heavily loaded, scale cost-effectively and are easier to manage.

OneCommand™ Architecture
Blueprint for simple deployment and powerful centralized management of virtualized, converged networks.



Servers
Server Networking
IP Networking
Storage Networking
Storage

Discrete Networks
Disparate hardware, software and expertise required for IT organizations to support Ethernet data networks, Fibre Channel storage networks and InfiniBand server networks.

Cloud Centric Data Center

Compute power, network bandwidth and storage capacity is delivered as a service as corporate IT provisions data center infrastructure to application environments on-demand.



OneConnect™
Universal CNA
Private cloud
Public cloud

Converged Networks

Converged networks, based on 10Gb, Enhanced Ethernet, enable consolidation of traditional IP networking, Fibre Channel storage networking and compute cluster networking on a single wire. This simplifies and can lower costs for management, hardware, software and data center infrastructure.

Public Clouds

Service providers will complement private clouds with applications, compute, network and storage capabilities in the public cloud. That requires universal connectivity across the globe.

2009 INDUSTRY RECOGNITION

Q1

- EMC qualifies Emulex 8Gb/s HBAs and FCoE CNAs
- NetApp certifies Emulex 8Gb/S HBAs and CNAs
- Sun qualifies Emulex's 8Gb/s HBAs for Servers and Storage
- 3PAR selects Emulex's Embedded BR-2401FC-to-SATA

Q2

- IBM selects Emulex's 8Gb/s Fibre Channel on IBM X and P-Series servers
- IBM qualifies Emulex CNAs under the ServerProven® program
- Oracle and Emulex jointly developed DII
- Pillar Data Systems deploys Emulex's InSpeed® SOC 422 Embedded Storage Switches

Q3

- Emulex announces OneConnect™ Universal Converged Network Adapters (UCNAs)
- Emulex announces Emulex Secure the industry's first 8Gb/s Encryption HBA
- Emulex announces OneCommand™ centralized management framework
- HP qualifies Emulex 8Gb/s Fibre Channel HBAs for HP BladeSystem
- Cisco ships Emulex LightPulse CNAs for Cisco UCS platforms

Q4

- Emulex demonstrates 10Gb/s UCNA technology at Interop Las Vegas
- Emulex HBAs and CNAs optimized for Intel® Xeon® Processor 5500
- HP certifies Emulex LightPulse FCoE CNAs for HP ProLiant, MSA, EVA and XP arrays
- HP certifies LightPulse 8Gb/s Fibre Channel HBAs for HP StorageWorks 6400 and 8400 EVAs
- IBM qualifies Emulex 8Gb/s CIOv Fibre Channel expansion card for IBM BladeCenter

CRN

Emulex named one of the 20 most strategic storage vendors by Everything Channel's CRN

MARKET LEADER
FCoE Adapters

IT professionals select Emulex as FCoE Market Leader in IT Brand Pulse Survey

NETWORK computing
AWARDS 2009

Emulex LightPulse® Fibre Channel HBAs named 2009 Hardware Product of the Year by Network Computing

STORAGE AWARDS
THE STORRIES

Emulex awarded 2009 Storage Magazine Editors Choice Award for 8Gb Fibre Channel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

SEC Mail Processing
Section

OCT 14 2009

Washington, DC
110

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 28, 2009

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-31353

EMULEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**51-0300558**
(State or other jurisdiction of incorporation or organization)	*(I.R.S Employer Identification No.)*
3333 Susan Street Costa Mesa, California	**92626**
(Address of principal executive offices)	*(Zip Code)*

(714) 662-5600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.10 Per Share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price of the registrant's common stock on the New York Stock Exchange on December 26, 2008, which was the last trading day of the second quarter of fiscal 2009, of $6.50 was $578,921,519.

As of August 12, 2009, the registrant had 80,933,608 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to the registrant's 2009 Annual Meeting of Stockholders expected to be held on November 19, 2009, are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

All references to years refer to our fiscal years ended June 28, 2009, June 29, 2008, and July 1, 2007, as applicable, unless the calendar year is specified. References contained in this Annual Report on Form 10-K to "Emulex," the "Company," the "Registrant," "we," "our" and "us," refer to Emulex Corporation and its subsidiaries.

Item 1. *Business.*

Introduction and Company History

Emulex Corporation (Emulex or the Company) is a provider of a broad range of network convergence solutions that intelligently connect servers, storage and networks within the data center. The Company's product portfolio of Host Bus Adapters (HBAs), Converged Network Adapters (CNAs), mezzanine cards for blade servers, and embedded storage bridges, routers, switches and Input/Output Controllers (IOCs) are proven, tested and trusted by the world's largest and most demanding Information Technology (IT) environments.

Emulex was organized as a California corporation in 1979. Emulex's initial public offering was in 1981. In 1987, Emulex changed its state of incorporation from California to Delaware by the formation of a Delaware corporation, which acquired all of the stock of the California corporation. The California corporation continues to operate as a wholly owned subsidiary of a subsidiary of the Delaware corporation. In 1983 and 1999 Emulex completed additional offerings of our common stock.

Emulex's corporate headquarters are located at 3333 Susan Street, Costa Mesa, California 92626, and our telephone number is (714) 662-5600. Our Internet address is www.emulex.com. Our periodic and current reports filed with or furnished to the Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities and Exchange Act of 1934 are available free of charge through our website as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC.

Emulex's Host Server Products (HSP) include both Fibre Channel (FC) based connectivity products and Enhanced Ethernet based products that support Internet Protocol (IP) and storage networking, including Transmission Control Protocol (TCP)/IP, Internet Small Computer System Interface (iSCSI), Network Attached Storage (NAS), IOC solutions, and Fibre Channel over Ethernet (FCoE). Our Fibre Channel based products include LightPulse® HBAs, custom form factor solutions for Original Equipment Manufacturer (OEM) blade servers and ASICs. These products enable servers to efficiently connect to Fibre Channel storage area networks (SANs) by offloading data communication processing tasks from the server as information is delivered and sent to the storage network. Our Enhanced Ethernet based products include OneConnect Universal Converged Network Adapters (UCNAs) that enable true network convergence.

Our Embedded Storage Products (ESP) include our InSpeed®, FibreSpy®, switch-on-a-chip (SOC), bridge products, and router products. Embedded storage switches, bridges, routers, and IOCs are deployed inside storage arrays, tape libraries, and other storage appliances that connect storage controllers to storage capacity delivering improved performance, reliability, and storage connectivity.

Our Other category primarily consists of contract engineering services, legacy and other products.

During fiscal 2009, most of our revenues were derived from products based on Fibre Channel technology. Emulex's products have been selected by many of the world's leading server and storage providers, including Dell Inc. (Dell), EMC Corporation (EMC), Fujitsu Ltd. (Fujitsu), Groupe Bull (Bull), Hewlett-Packard Company (Hewlett-Packard), Hitachi Data Systems Corporation (HDS), Hitachi Limited (Hitachi), International Business Machines Corporation (IBM), LSI Corporation (LSI), NEC Corporation (NEC), Network Appliance, Inc. (Network Appliance), Quantum Corporation (Quantum), Sun Microsystems, Inc. (Sun), Unisys Corporation (Unisys), and Xyratex Ltd. (Xyratex). Our distribution partners include Avnet, Inc. (Avnet), Bell Microproducts, Inc. (Bell Microproducts), Info X Technology Solutions (Info X), Ingram Micro Inc. (Ingram Micro), Macnica Networks Corporation (Macnica), Netmarks Inc. (Netmarks), Tech Data Corporation (Tech Data), and Tokyo Electron Device Ltd. (TED).

Industry Protocols Overview

Fibre Channel

Beginning in the late 1990's, Fibre Channel emerged as the first storage networking technology to be widely adopted by the world's leading server and storage systems manufacturers and is now available in two, four, and eight gigabit per second (Gb/s) solutions. Initially used primarily in the supercomputing field, Fibre Channel offered the connectivity, distance, and scalability benefits of networking architectures combined with the high performance and low latency needed for input/output (I/O) applications. Its advanced capabilities enabled new architectures such as SANs which connect multiple host computers to one or more storage arrays. Additionally, Fibre Channel has been deployed within storage arrays to provide internal connectivity for disk drives, enabling enhanced performance and greater scalability.

A SAN essentially transforms dedicated servers and storage devices into network resources, greatly improving the performance and scalability beyond the capabilities of direct attached enterprise storage. By providing shared server access, the cost of expensive enterprise servers and storage can be spread across entire organizations. SANs are deployed to support an increasingly wide range of applications such as local area network (LAN) free and serverless back up, storage virtualization, and disaster recovery.

Additionally, NAS appliances have gained acceptance in the storage marketplace. NAS architecture offers an easily deployable and scalable storage solution. In high-end environments characterized by NAS file delivery to servers, a SAN may be deployed behind a NAS, making NAS and SAN solutions complementary. The majority of NAS and SAN solutions installed today are delivered to end users via integrated systems solutions offered by storage and computer system OEMs.

Internet SCSI

The iSCSI protocol ratified by the Internet Engineering Task Force (IETF) in 2003, brought storage area networks within the reach of small and midsized businesses. The protocol encapsulates native Small Computer System Interface (SCSI) commands using TCP/IP and transmits the packets over the Ethernet network infrastructure. The range of iSCSI connectivity solutions spans simple Ethernet Network Interface Cards (NICs), that are commonly used for Ethernet LAN applications, up to high performance 10 Gb Ethernet NICs that offer full protocol processing offload from the host computer. The emergence of 10 Gb Ethernet addresses the issue of bandwidth and latency issues of one Gb Ethernet and is laying the foundation for more widespread adoption of network convergence in the data center.

Fibre Channel Over Ethernet

FCoE is the industry standard being developed by the International Committee for Information Technology Standards (INCITS) T11.3 working group to drive network convergence in the enterprise data center. FCoE combines the efficiency and enterprise hardened feature of the Fibre Channel protocol with the ubiquity of an Enhanced Ethernet network, while leveraging the mature storage management software and tools available with Fibre Channel. FCoE transports native Fibre Channel frames over a "no drop" or lossless Ethernet infrastructure, allowing existing Fibre Channel SAN management tools, skills and processes to remain intact. It allows an evolutionary approach towards I/O consolidation by preserving all Fibre Channel constructs, maintaining the same latency, security, and traffic management attributes of Fibre Channel while preserving investments in Fibre Channel drivers, tools, training, and SANs. The main value proposition of FCoE is, therefore, the ability to streamline server connectivity using lossless Ethernet while protecting the substantial investments made in Fibre Channel SANs over the past 10 years.

The emergence of FCoE is accelerating the adoption of Ethernet as the medium of network convergence. The Emulex OneConnect UCNA combines the functionality of industry standard NICs with Emulex's industry leading Fibre Channel HBAs to seamlessly converge the traffic over a shared lossless Ethernet network. Emulex's UCNAs deliver the latest stateless offloads and dynamic bandwidth allocation to maximize performance.

Enhanced Ethernet

The ubiquity of Ethernet makes it an ideal technology for convergence in the data center networks. Since its introduction, Ethernet has steadily evolved to keep pace with the changing industry requirements. Some key enhancements made to Ethernet include:

- Support for lossless characteristics via the isolation and prioritization of different traffic types using Priority Flow Control;
- Bandwidth guarantees for multiple traffic types;
- Enhanced management protocol for the enablement of end points and switches to sense each other's capabilities.

Next Generation Data Center

Data centers are on the cusp of a major transformation at every level of the infrastructure. The combination of high bandwidth demand, increasing server sprawl and the need for more adaptive networking infrastructure are at the heart of today's networking challenge. Data center managers are being challenged to keep pace with unrelenting growth — trying to deliver the applications necessary to run their businesses, while using a finite amount of resources. The Data center has transitioned from a single application/ server model to a virtualized server environment with shared applications on a single physical CPU. It is now evolving into a fully abstracted model where all IT resources are virtualized and the physical hardware layer is easily interchanged and upgraded. As IT services, servers, storage and core data center infrastructure evolve into adaptive and on-demand paradigms, networking and connectivity solutions need to evolve and provide seamless integration across the global enterprise.

In response to these challenges and opportunities, Emulex introduced our Connectivity Continuum framework, a strategic architecture for the evolution and virtualization of connectivity and networking for the next generation data center. The Connectivity Continuum consolidates existing LAN, SAN, and HPC networks into a single converged networking framework to enable unified and virtualized I/O that forms the foundation of tomorrow's data center. Emulex's Connectivity Continuum leverages Enhanced Ethernet to consolidate and unify all classes of connectivity and network traffic. It provides next generation data centers with revolutionary business value, operational flexibility, strategic advantage and the benefits of staged, evolutionary model for investment protection.

Emulex's converged networking products fully complement the next generation data center consolidation efforts and improve the efficiency of overall operations. Leveraging 10 Gb/s Ethernet to carry data networking, storage and clustering traffic simplifies network infrastructure and reduces the number of cables, switch ports and adapters which lowers the overall power, cooling and space requirements.

Storage I/O Interconnects

In recent years, the hard disk drive industry has utilized I/O interconnects such as Serial Attached Small Computer Systems Interface (SAS) and Serial Advanced Technology Attachment (SATA) for the disk drive I/O interface. Serial I/O technologies utilize a single wire over which all control and user data passes, providing higher performance, expanded connectivity, and lower cost.

SATA has already increased in line speed from one-and-a-half Gb/s to three Gb/s and SATA's roadmap includes plans for a six Gb/s standard. SAS is designed for the corporate and enterprise market as a replacement for parallel SCSI, allowing for much higher speed data transfers than previously available. Though SAS uses serial communication instead of the parallel method found in traditional SCSI devices, it still uses SCSI commands for interacting with SAS end devices.

An emerging trend in data storage devices is "tiered storage." Tiered storage is a single data storage environment partitioned by drive price, performance, capacity, or function. In an effort to use resources more efficiently, a single storage array may contain disk drives with multiple protocols. For example, an array may contain Fibre Channel drives for primary storage and SATA drives for backup or secondary storage. Embedded switches, routers, and bridges inside the array help facilitate the trend.

Our Products

We are a leading designer, developer and supplier of HBAs, mezzanine cards, UCNAs, Pass-Through Modules (PTM), embedded storage switches, embedded bridges, embedded routers, I/O ASICs, and SOC ASICs that enhance access to, and storage of, electronic data and applications. In fiscal 2004, the acquisition of Vixel Corporation (Vixel) enabled us to enter the embedded storage market. In fiscal 2006, the acquisition of Aarohi Communications, Inc. (Aarohi) facilitated the addition of intelligent data center infrastructure products such as our CNAs. In fiscal 2007, we broadened our embedded footprint adding embedded storage bridges and routers with the acquisition of Sierra Logic, Inc. (Sierra Logic). In fiscal 2009, we entered into a multi-year partnership (including a multi-year joint development and supply agreement) with ServerEngines Corporation (ServerEngines) to deliver converged networking solutions. The combination of Emulex and ServerEngines' technology creates a unique offering that delivers an ideal foundation for converged networking solutions, including adapters, mezzanine cards and LAN on Motherboard (LOM) solutions.

Host Server Products

Our Host Server Products include the development of chip level and board level server-based I/O adapters including HBAs, mezzanine cards, UCNAs, and PTMs using technologies such as Fibre Channel, FCoE, iSCSI, TCP/IP, and Internet wide area remote direct memory access protocol (iWARP). Our Fibre Channel HBAs, which are the vast majority of our product shipments, connect host computers to a Fibre Channel network. Our adapters support a wide range of operating systems and host computer system interfaces, including both Peripheral Component Interconnect (PCI) and PCI Express-based platforms. Our Fibre Channel HBA offerings include single, dual, and quad port adapters at throughput speeds of eight Gb/s, four Gb/s, and two Gb/s for use in very large, medium, and down to small sized organizations. Our PTM provides a full bandwidth dedicated connection between the servers and the SAN for customers with an existing switch infrastructure.

We recently introduced our OneConnect UCNAs to our Host Server Products family. The Emulex OneConnect UCNA is a single chip, high performance 10Gb/s Ethernet platform designed to address the key challenges of evolving data center networks and improve the overall efficiency of data center operations. Unlike first generation CNAs that only provide FCoE convergence, the Emulex OneConnect UCNA provides optimized performance for all protocols (TCP/IP, FCoE, iSCSI, and iWARP) enabling one card for all applications and all leading server architectures. The Emulex UCNA platform enables data center managers to consolidate multiple one Gb Ethernet links on to a single 10 Gb Ethernet link. The use of multiple protocol accelerators/offload engines allows Emulex OneConnect UCNA to deliver maximum performance, regardless of the mix of protocol traffic. This diverse applicability of the UNCA simplifies server hardware configurations and reduces servers sprawl in the data center.

Emulex HBAs and UCNAs are based upon our internally developed Fibre Channel IOCs as well as that of our technology partner ServerEngines. These IOCs can be utilized not only in HBAs and mezzanine cards, but may also be integrated directly on computer motherboards in environments where the requirements for Networking and Fibre Channel connectivity are well defined, including rack servers, blade servers and mainframes. In addition, these IOCs are used in embedded I/O environments such as disk and tape storage arrays and storage appliances. Revenues from these applications are included in our Embedded Storage Products.

Embedded Storage Products

Our Embedded Storage Products include the development of chip level, board level, and box level array-based products that provide connectivity and protocol emulation functions. This includes embedded IOCs, I/O Processors (IOPs), SOCs, embedded bridges (FC/SATA/SAS), and embedded routers (FC/SATA/SAS). Emulex offers a complete portfolio of integrated, embedded storage networking products, providing customers a complete, end-to-end solution set for enterprise storage systems. Emulex was the first company to integrate support for the three standard serial storage protocols, including Fibre Channel, SAS and SATA, within a single embedded device.

The continued demands for increased storage array capacity and system scalability, and the performance and reliability deterioration resulting from such demand have emerged as significant issues facing the storage industry. Our InSpeed Embedded Storage Switch products are designed to be a cost effective solution to address these issues.

To help storage system manufacturers address the issues related to arbitrated loop architectures, we have developed a highly integrated SOC that incorporates our InSpeed technology. InSpeed is an advanced switching architecture that results in a single chip capable of handling multiple Fibre Channel devices operating at one, two, four, or eight Gb/s speeds.

Our embedded router and bridge products consist of sophisticated chip and firmware solutions emulate Fibre Channel devices while using low cost SATA and SAS Hard Disk Drives (HDDs). These products were added through our acquisition of Sierra Logic during fiscal 2007. These cost effective solutions leverage today's existing infrastructure of Fibre Channel within enterprise storage applications, but allow storage OEMs to easily add support for SATA and SAS HDDs.

Overall

Leveraging our expertise and experience in networking and I/O technology, we have approached the storage market opportunity with a networking perspective to maximize the performance and management capabilities of our solutions. We believe the performance results of our products are among the highest in the industry. Furthermore, our products support high performance connectivity features to enhance data integrity. Lastly, our products offer investment protection for our OEM customers, who often develop specialized software to interface to our adapters, as we have maintained a stable application programming interface (API) since our first generation of HBAs was introduced in 1996. More recently, we have expanded the functionality in our products to deliver high availability and remote centralized management that may be embedded in OEM and independent software vendors (ISV) SAN management products.

Intellectual Property

Our ability to compete depends in part upon our ability to protect our proprietary information through various means, including ownership of patents, copyrights, trademarks, and trade secrets, as well as through contractual provisions.

We have a number of issued patents and pending patent applications in the U.S. and abroad. Most of our issued patents and pending patent applications relate to our storage and networking technology or products. We maintain an active program of obtaining patent protection for our inventions as development occurs and as new products are introduced. As a result of the rate of change of technology in our industry, we believe that the duration of the patent protection available to us for our products is adequate to cover the expected market duration for such products.

All of our software, drivers, and firmware, which are embedded within or provided exclusively for use with our hardware products, are marked with copyright notices listing our company as the copyright owner. We have been granted a number of registrations of trademarks in the U.S. and abroad. We also have a number of pending trademark registrations in the U.S. and abroad. We maintain an active practice of marking our products with trademark notices. We have an active program of renewing trademarks so that the duration of trademark protection is maintained for as long as needed. Additionally, we rely on trade secret law and contractual provisions to protect unique intellectual property we possess which we have determined unnecessary or uneconomical to patent or copyright, or which is not otherwise capable of more formal protection.

Engineering and Development

At June 28, 2009, we employed 448 engineers, other technicians, and support personnel engaged in the development of new products and the improvement of existing products. Engineering and development expenses were approximately $129.8 million, $129.2 million and $117.8 million in 2009, 2008, and 2007, respectively.

Selling and Marketing

We sell our products worldwide to OEMs, end users, and through other distribution channels including value added resellers (VARs), systems integrators, industrial distributors, and resellers. As the storage networking market is dominated by OEMs, our focus is to use sales specialists to expand opportunities with our existing OEMs, as well as to develop new OEM relationships. However, we are also expanding our distribution efforts, leveraging worldwide distribution channels through technical distributors such as VARs and systems integrators, to complement our core OEM relationships. In some cases, OEM partners leverage the distribution channel to deliver solutions to end users, making our distribution efforts complementary with our OEM focused strategy.

Seasonality

Our business fluctuates as a result of various factors, including but not limited to economic conditions, new product introductions, IT spending, industry demand, and seasonality. Although we do not consider our business to be highly seasonal, we do believe that seasonality has and may impact our business. To the extent that we do experience seasonality in our business, it would most likely have a negative impact on the sequential growth rate of our net revenues during the first and third quarters of our fiscal year.

Order Backlog

Due to an industry practice that allows customers to cancel or change orders with limited advance notice prior to shipment, we do not believe that backlog is a reliable indicator of future revenue levels. Furthermore, purchase order release lead times depend upon the scheduling practices of the individual customer, and the rate of booking new orders fluctuates from month to month. Therefore, the level of backlog at any one time is not necessarily indicative of trends in our business nor is it a meaningful indicator of future long-term revenues.

Concentration of Customers, Revenue by Product Families and Geographic Area

See Note 14 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for information regarding concentration of our customers as well as information regarding our revenue by product family and geographic area. See also "Risk Factors" contained within Part I, Item 1A of this Annual Report on Form 10-K for discussion of the risks associated with the concentration of our customers, as well as the risks associated with our revenue by product family and geographic area.

Competition

The market for our products remains intensely competitive and is characterized by frequent new product introductions, rapid technological change, changing customer preferences, evolving technology, and industry standards.

One of our largest competitors for HBA and CNA products is QLogic Corporation (QLogic). In addition, in mid-2007, Brocade Communications Systems, Inc. (Brocade) announced its entry into the HBA market.

In some markets, our HBAs and CNAs face indirect competition from iSCSI HBA suppliers that include established Fibre Channel competitors as well as new entrants, including established Ethernet suppliers such as Broadcom Corporation (Broadcom), Intel Corporation (Intel), Mellanox Technologies, Ltd. (Mellanox) and other private and public companies who have invested in various aspects of data center networking. Across all storage networking technologies, we face the threat of potential competition from new entrants into the storage networking market, including large technology companies that may develop or acquire differentiating technology and then apply their resources, including established distribution channels and brand recognition, to obtain significant market share.

We believe the competitive factors for our products include price/performance, interoperability, reliability, scalability, silicon integration, technical support, time to market, product roadmap, and extent of installed base. We believe that we compete favorably with respect to these factors. We also believe that we have a competitive strength in the alliances we have built with OEM distribution channels with broad industry support. Some of our other competitive advantages include our robust time-proven Fibre Channel drivers, our single chip multi protocol architecture, our workforce of highly experienced researchers and designers, and our intellectual property.

Our embedded products which include InSpeed, FibreSpy, bridge and routers as well as our IOCs and IOPs compete against embedded storage products supplied by LSI, Maxim Integrated Products, Inc. (Maxim), and PMC-Sierra, Inc. (PMC-Sierra). Across all embedded storage technologies, we face the threat of potential competition from new entrants into the embedded storage market, including large technology companies that may develop or acquire differentiating technology and then apply their resources, including established distribution channels and brand recognition, to obtain significant market share.

We believe that the principal basis of embedded storage products competition presently includes interoperability, reliability, scalability, price, silicon integration, performance, ability to support additional protocols such as Fiber Connectivity (FICON), technical support, and backwards compatible APIs. We believe that we compete favorably with respect to these factors. We also believe that we have a competitive strength in our close relationships with OEM customers and our OEMs' investment in storage software. We believe some of our other competitive advantages include our early entry into Fibre Channel and SATA technology, our workforce of highly experienced researchers and designers, and our intellectual property.

Manufacturing and Suppliers

Our products include board level assemblies that consist primarily of electronic component parts assembled on printed circuit boards (PCBs) and box level products consisting of board level assemblies, cables, and power sources contained within an enclosure. Most component parts can be purchased from two or more sources. However, some key components that we use in our products (including our ASICs) may only be available from single sources with which we do not have contracts. In addition, we design ASICs that are embedded in our assembled products and are also sold directly to OEM customers. These ASICs are also sole sourced and manufactured by third party semiconductor foundries. The majority of our ASICs are manufactured under the direction of LSI, using a variety of qualified semiconductor, assembly, and test suppliers. Marvell Technology Group LTD (Marvell) is another major ASIC partner for some of our InSpeed devices and our FibreSpy products. In fiscal 2009, we entered into a multi-year joint development and supply agreement partnership with ServerEngines to deliver converged networking solutions. In addition to hardware, we design software and firmware, which is provided as embedded programs within our hardware products.

During 2009, Benchmark Electronics, Inc. (Benchmark) manufactured for us at their facility in Guadalajara, Mexico and Ayudhaya, Thailand facilities and Venture Corporation Limited (Venture) manufactured for us at their facility in Jahor-Bahru, Malaysia. Between late fiscal 2007 and early fiscal 2008, we consolidated our contract manufacturers down to two providers and terminated our manufacturing agreement with Celestica. However, Celestica continued to provide repair services until the end of fiscal 2009. In addition, between late fiscal 2008 through mid fiscal 2009, we successfully transitioned manufacturing from Benchmark's Mexico facilities to their Ayudhaya, Thailand facilities. Through our continuing strategic relationships with Benchmark and Venture, we believe we have a strong global manufacturing operation that supports our growing global customer base and provides us with increased supply chain efficiency, flexibility, and security.

The assembly operations required by our products are typical of the electronics industry, and no unusual methods, procedures or equipment are required. The sophisticated nature of the products, in most cases, requires extensive testing by specialized test devices operated by skilled personnel. Our electronics manufacturing service (EMS) providers provide this testing. However, we also maintain an internal test-engineering group for continuing support of test operations. As of June 28, 2009, we had a total of 63 regular full time manufacturing employees.

Employees

As of June 28, 2009, we employed 768 employees as follows: 448 in engineering and development, 125 in selling and marketing, 132 in general and administrative, and 63 in manufacturing. None of our employees are represented by a labor union, and we believe our employee relations are good.

Executive Officers of the Registrant

The executive and certain other officers of the Company or its principal operating subsidiaries as of June 28, 2009 were as follows:

Name	Position	Age
Paul F. Folino	Executive Chairman	64
James M. McCluney	President and Chief Executive Officer	58
Jeffrey W. Benck	Executive Vice President, Chief Operating Officer	44
Marshall D. Lee(1)	Executive Vice President, Engineering	53
Michael J. Rockenbach	Executive Vice President, Chief Financial Officer, Secretary, and Treasurer	48
Randall G. Wick(1)	Senior Vice President, General Counsel	55

(1) These persons serve in the indicated capacities as officers of the Registrant's principal operating subsidiaries; they are not officers of the Registrant.

Mr. Folino joined the Company in May 1993 as president and chief executive officer and as a director, in July 2002 was promoted to chairman of the board and chief executive officer, and in September 2006, became executive chairman. From January 1991 to May 1993, Mr. Folino was president and chief operating officer of Thomas-Conrad Corporation, a manufacturer of local area networking products.

Mr. McCluney joined the Company in November 2003 as president and chief operating officer, and was subsequently appointed to the position of president and chief executive officer in September 2006. Prior to Emulex's acquisition of Vixel Corporation (Vixel) in November 2003, Mr. McCluney had served as Vixel's chairman, president and chief executive officer. From October 1997 to January 1999, Mr. McCluney served as president and chief operating officer of Crag Technologies, formerly Ridge Technologies, a storage system manufacturer. From October 1994 to September 1997, Mr. McCluney served in various positions at Apple Computer, Inc., including senior vice president of worldwide operations and vice president of European operations.

Mr. Benck joined the Company in May 2008 as executive vice president and chief operating officer. From April 2007 to March 2008, prior to joining the Company, Mr. Benck was president and chief operating officer of QLogic Corporation, a supplier of storage networking solutions. Prior to joining QLogic Corporation, Mr. Benck worked for International Business Machines Corporation, a global leader in information technology and services, for 18 years.

Mr. Lee joined the Company in September 2002 as executive vice president of engineering and in November 2004, was elected as an officer of the Company. Prior to joining the Company, Mr. Lee was vice president of engineering at Quantum Corporation, a peripheral manufacturer, from June 1995 to April 2001 and held a senior management position at IBM's Storage Division from April 1994 to June 1995. From August 1992 to April 1994, Mr. Lee was vice president of engineering at Maxtor Corporation, a hard disk drive company, and from June 1984 to August 1992, held a senior management position at Western Digital Corporation, a hard disk drive company.

Mr. Rockenbach joined the Company in 1991 and has served as executive vice president and chief financial officer since 1997. From 1991 to 1996, Mr. Rockenbach served in senior finance and accounting positions within the Company. Prior to joining the Company, Mr. Rockenbach served in various manufacturing finance and financial planning positions at Western Digital Corporation.

Mr. Wick joined the Company in June 2002 and serves as senior vice president and general counsel. Prior to joining the Company, Mr. Wick served as vice president, chief operating officer and general counsel of TelOptics Corporation, a high tech privately held company, since November 2000. The prior year, he served as a legal consultant for his own firm. Previously, Mr. Wick held the positions of vice president and general counsel for Samsung Electronics America, Inc. from 1998 to 1999 and AST Research, Inc. from 1990 to 1998.

None of the executive officers of the parent Company or officers of its principal operating subsidiaries has any family relationship with any other executive officer of the Company, other officer of its principal operating subsidiaries, or director of the Company.

Item 1A. ***Risk Factors.***

Unsolicited takeover proposals may be disruptive to our business and may adversely affect our operations; results and our ability to retain key employees.

On April 21, 2009, we received an unsolicited takeover proposal from Broadcom Corporation (Broadcom) to acquire all of our outstanding shares of common stock. While Broadcom has allowed its tender offer to expire, there can be no assurance that Broadcom or another third party will not make an unsolicited takeover proposal in the future. The review and consideration of any takeover proposal may be a significant distraction for our management and employees and ,could require the expenditure of significant time and resources by us.

Moreover, any unsolicited takeover proposal may create uncertainty for our employees and this uncertainty may adversely affect our ability to retain key employees and to hire new talent. Any such takeover proposal may also create uncertainty for our customers, suppliers and other business partners, which may cause them to terminate, or not to renew or enter into, arrangements with us. The uncertainty arising from unsolicited takeover proposals and any related litigation may disrupt our business, which could result in an adverse effect on our operating results. Management and employee distraction related to any such takeover proposal also may adversely impact our ability to optimally conduct our business and pursue our strategic objectives.

We have entered into Key Employee Retention Agreements with five of our current executive officers, and adopted a Change in Control Retention Plan, in which currently an additional 24 key employees participate. The participants of these retention arrangements may be entitled to severance payments and benefits, based on a period of between twelve months and two years, upon a termination of their employment by us without cause or by them for good reason in connection with a change of control of our company (each as defined in the applicable agreement or plan). These retention arrangements may not be adequate to allow us to retain critical employees during a time when a change in control is being proposed or is imminent.

Recent disruptions in world credit and equity markets has resulted in a downturn in information technology spending in general, or spending on computer and storage systems in particular, that will adversely affect our revenues and results of operations in the near term and possibly beyond.

The demand for our network storage products has been driven by the demand for high performance storage networking products and solutions that support enterprise computing applications, including on-line transaction processing, data mining, data warehousing, multimedia, and Internet applications. Recent disruptions in world credit and equity markets as well as the related failures of several large financial institutions have resulted in a global downturn in spending on information technology. If the downturn in the economy results in a significant downturn in demand for such products, solutions, and applications, it will adversely affect our business, results of operations, and financial condition in the near term and possibly beyond. The adverse effects of any sustained downturn in information technology spending on our operating results may be exacerbated by our research and development investments, strategic investments and merger and acquisition activity, as well as customer service and support, which are expected to continue despite any such downturn.

Our markets are highly competitive and our business and results of operations may be adversely affected by entry of new competitors into the markets, aggressive pricing, and the introduction or expansion of competitive products and technologies.

The markets for our products are highly competitive and are characterized by rapid technological advances, price erosion, frequent new product introductions, and evolving industry standards. We expect that our markets will continue to attract new competition. Our current and potential competition consists of major domestic and international companies, some of which have substantially greater financial, technical, marketing, and distribution resources than we have. Additional companies, including but not limited to our suppliers, strategic partners, Original Equipment Manufacturer (OEM) customers, and emerging companies, may enter the markets for our storage networking products and new or stronger competitors may emerge as a result of consolidation movements in the marketplace. Additionally, our existing competitors continue to introduce products with improved price/performance characteristics, and we may have to do the same to remain competitive. Furthermore, competitors may introduce new products to the market before we do, and thus obtain a first to market advantage over us. Increased competition could result in increased price competition, reduced revenues, lower profit margins or loss of market share, any of which could have a material adverse effect on our business, results of operations, and financial condition.

A significant portion of our business depends upon the continued growth of the storage networking market and our business will be adversely affected if such growth does not occur, occurs more slowly than we anticipate, or declines.

The size of our potential market is largely dependent on the overall demand for storage in general and in particular upon the broadening acceptance of our storage networking technologies. We believe that our investment in multi protocol solutions that address the high performance needs of the storage networking market provides the greatest opportunity for our revenue growth and profitability for the future. However, the market for storage networking products may not gain broader acceptance and customers may choose alternative technologies that we are not investing in, and/or products supplied by other companies. Interest continues for other storage networking technologies such as Internet Small Computer Systems Interface (iSCSI), which may satisfy some Input/Output (I/O) connectivity requirements through standard Ethernet adapters and software at little to no incremental cost to end users, or through iSCSI Host Bus Adapters (HBAs) that provide bundled offload engine hardware and software. Such iSCSI solutions compete with our Host Server Products, particularly in the low end of the market. We have also announced plans to provide Fibre Channel over Ethernet (FCoE) protocol products to the same OEM customers who purchase Fibre Channel HBAs and mezzanine cards from us which may impact our revenues. In addition, other technologies such as port bypass circuits (PBCs) and serial attached SCSI (SAS) compete with our embedded storage products today, and we may not be able to develop products fast enough or at a sufficiently low cost to compete in this market. Furthermore, since our products are sold as parts of integrated systems, demand for our products is driven by the demand for these integrated systems, including other companies' complementary products. A lack of demand for the integrated systems or a lack of complementary products required for these integrated systems to be deployed could have a material adverse effect on our business, results of operations, and financial condition. If the storage networking market does not grow, grows more slowly than we anticipate, declines, attracts more competitors than we expect, as discussed below, or if our products do not achieve continued market acceptance, our business, results of operations, and financial condition could be materially adversely affected.

Because a significant portion of our revenues is generated from sales to a limited number of customers, none of which are subject to exclusive or long-term contracts, the loss of one or more of these customers, or our customers' failure to make timely payments to us, could adversely affect our business.

We rely almost exclusively on OEMs and sales through distribution channels for our revenue. For the fiscal years ended June 28, 2009 and June 29, 2008, respectively, we derived approximately 81% and 75% of our net revenues from sales to OEM customers and approximately 19% and 25% from sales through distribution, respectively. Furthermore, as some of our sales through distribution channels consist of OEM products, OEM customers effectively generated approximately 92% and 90% of our revenue for the fiscal years ended June 28,

2009 and June 29, 2008, respectively. Moreover, direct sales to our top five customers accounted for approximately 61% for both the fiscal years ended June 28, 2009 and June 29, 2008. We may be unable to retain our current OEM and distributor customers or to recruit additional or replacement customers.

Although we have attempted to expand our base of customers, including customers for embedded storage products, we believe our revenues in the future will continue to be similarly derived from a limited number of customers. As a result, to the extent that sales to any of our significant customers do not increase in accordance with our expectations or are reduced or delayed, our business, results of operations, and financial condition could be materially adversely affected.

As is common in the technology industry, our agreements with OEMs and distributors are typically non-exclusive, have no volume commitments, and often may be terminated by either party without cause. It is increasingly commonplace for our OEM and distributor customers to utilize or carry competing product lines. If we were to lose business from one or more significant OEM or distributor customers to a competitor, our business, results of operations, and financial condition could be materially adversely affected. In addition, our OEMs may elect to change their business practices in ways that affect the timing of our revenues, which may materially adversely affect our business, results of operations, and financial condition.

Our operating results are difficult to forecast and could be adversely affected by many factors and our stock price may decline if our results fail to meet expectations.

Our revenues and results of operations have varied on a quarterly basis in the past and may vary significantly in the future. Accordingly, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful, and you should not rely on such comparisons as indications of our future performance. We may be unable to maintain our current levels of growth or profitability in the future. Our revenues and results of operations are difficult to forecast and could be adversely affected by many factors, including, but not limited to:

- Changes in the size, mix, timing and terms of OEM and/or other customer orders;
- Changes in the sales and deployment cycles for our products and/or desired inventory levels for our products;
- Acquisitions or strategic investments by our customers, competitors or us;
- Effect of any actual or potential unsolicited offers to acquire us;
- Timing and market acceptance of new or enhanced product introductions by us, our OEM customers and/or competitors;
- Market share losses or difficulty in gaining incremental market share;
- Fluctuations in product development, procurement, resource utilization and other operating expenses;
- Component shortages;
- Reduced demand from our customers if there is a shortage of, or difficulties in acquiring, components or other products, such as Fibre Channel or serial advanced technology attachment (SATA) disk drives and optical modules, used in conjunction with our products in the deployment of systems;
- Inability of our electronics manufacturing service providers to produce and distribute our products in a timely fashion;
- Difficulties with updates, changes or additions to our information technology systems;
- Breaches of our network security, including viruses;
- Changes in general social and economic conditions, including but not limited to natural disasters, terrorism, public health crises, slower than expected market growth, reduced economic activity, delayed economic recovery, loss of consumer confidence, increased energy costs, adverse business conditions

and liquidity concerns, concerns about inflation or deflation, recession, and reduced business profits and capital spending, with resulting changes in customer technology budgeting and spending;

- Changes in technology, industry standards or consumer preferences;
- Seasonality;
- Changes in our effective tax rate; and
- Changes in our accounting or other policies resulting from the adoption of new laws, regulations or pronouncements.

As a result of these and other unexpected factors or developments, future operating results may be from time to time below the expectations of investors or market analysts, which would have a material adverse effect on our stock price.

A number of factors including relatively small backlog of unfilled orders, possible customer delays or deferrals and our tendency to generate a large percentage of our quarterly sales near the end of the quarter contribute to possible fluctuations in our operating results that could have an adverse impact on our results of operations and stock price.

Historically, we have generally shipped products quickly after we received orders, meaning that we do not always have a significant backlog of unfilled orders, in particular for our HBA products. As a result, our revenues in a given quarter may depend substantially on orders booked during that quarter. Alternatively, orders already in backlog may be deferred or cancelled. Also, we have typically generated a large percentage of our quarterly revenues in the last month of the quarter. As a result of our expense levels being largely based on our expectations of future sales and continued investment in research and development, in the event we experience unexpected decreases in sales, our expenses may be disproportionately large relative to our revenues, and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. A material shortfall in sales in relation to our quarterly expectations or any delay, deferral, or cancellation of customer orders would likely have an immediate and adverse impact on our results of operations and may adversely affect our stock price.

Our industry is subject to rapid technological change, thus our results of operations could be adversely affected if we are unable to keep pace with the changes to successfully compete.

The markets for our products are characterized by rapidly changing technology, evolving industry standards, and the frequent introduction of new products and enhancements. Our future success depends in large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. Currently, new and proposed technologies such as eight, 10, and 16 Gb/s Fibre Channel solutions; FCoE; Enhanced Ethernet; 10 Gb/s Ethernet solutions; low latency Ethernet solutions; Data Center Ethernet; Infiniband; iSCSI; PCI-X 2.0; PCI Express Gen one, two, and three; PCI Express Advanced Switching; SATA; SAS; and Remote Direct Memory Access (RDMA); are in development by many companies and their ultimate acceptance and deployment in the market is uncertain. We are developing some, but not all of these technologies, and we cannot be sure that the technologies we chose to develop will achieve market acceptance, or that technologies that we chose not to develop will be available to purchase or license from third parties or will be immaterial to our business. Furthermore, if our products are not available in time for the qualification cycle at an OEM, we may be forced to wait for the next qualification cycle which is typically three years if at all. In addition, new products and enhancements developed by us may not be backwards compatible to existing equipment already installed in the market. If we are unable, for technological or other reasons, to develop new products, enhance or sell existing products, or consume raw materials in a timely and cost effective manner in response to technological and market changes, our business, results of operations, and financial condition may be materially adversely affected.

We have experienced losses in our history and may experience losses in our future that may adversely affect our financial condition.

We have experienced losses in our history, which may be caused by a downturn in the economy or an impairment of long-lived assets and/or goodwill. To the extent that we are unable to generate positive operating profits or positive cash flow from operations, our financial condition may be materially adversely affected.

The timing of migration of our customers toward newer product platforms varies and may have a significant adverse effect.

As our customers migrate from one platform to the enhanced price/performance of the next platform, we may experience reduced revenue, gross profit, or gross margin levels associated with lower average selling prices or higher relative product costs associated with improved performance. While we regularly compare forecasted demand for our products against inventory on hand and open purchase commitments, to the extent that customers migrate more quickly than anticipated, the corresponding reduction in demand for older product platforms may result in excess or obsolete inventory and related charges which could have a material adverse effect on our financial condition and results of operations.

The migration of our customers from purchasing our products through the distribution channel and toward OEM server manufacturers may have a significant adverse effect.

As our customers migrate from purchasing our products through the distribution channel and toward purchasing our products through OEM server manufacturers, which has a lower average selling price, this may have a material adverse effect on our financial condition and results of operations.

Any failure of our OEM customers to keep up with rapid technological change and to successfully market and sell systems that incorporate new technologies could adversely affect our business.

Our revenues depend significantly upon the ability and willingness of our OEM customers to commit significant resources to develop, promote, and deliver products that incorporate our technology. In addition, if our customers' products are not commercially successful, it would have a materially adverse effect on our business, results of operations, and financial condition.

Rapid changes in the evolution of technology, including the unexpected extent or timing of the transition from HBA solutions or embedded switch box solutions to lower priced ASIC solutions, could adversely affect our business.

Historically, the electronics industry has developed higher performance application specific integrated circuits (ASICs) that create chip level solutions that replace selected board level or box level solutions at a significantly lower average selling price. We have previously experienced this trend and expect it to continue in the future. If this transition is more abrupt or is more widespread than anticipated, there can be no assurance that we will be able to modify our business model in a timely manner, if at all, in order to mitigate the effects of this transition on our business, results of operations, and financial position.

If customers elect to utilize lower-end HBAs in higher-end environments or applications, our business and financial condition could be negatively affected.

We supply three families of HBAs that target separate high-end, midrange and small to medium sized business user (SMB) markets. Historically, the majority of our storage networking revenue has come from our high-end server and storage solutions. In the future, increased revenues are expected to come from dual channel adapters, midrange server, and storage solutions, which have lower average selling prices per port. If customers elect to utilize midrange HBAs in higher-end environments or applications, or migrate to dual channel adapters faster than we anticipate, our business and financial condition could be negatively affected.

Advancement of storage device capacity technology may not allow for additional revenue growth.

Storage device density continues to improve rapidly and at some point in the future, the industry may experience a period where the advancement in technology may increase storage device capacity to a level that may equal or exceed the need for digital data storage requirements. This would result in a situation where the number of units of storage devices required in the marketplace may flatten out or even decrease. Our growth in revenue depends on growth in unit shipments to offset declining average selling prices. To the extent that growth in storage device unit demand slows or decreases, our financial condition and results of operations may be materially adversely affected.

A decrease in the average unit selling prices or an increase in the manufactured cost of our products due to inflation or other factors could adversely affect our revenue, gross margins and financial performance.

In the past, we have experienced downward pressure on the average unit selling prices of our products, and we expect this trend to continue. Furthermore, we may provide pricing discounts to customers based upon volume purchase criteria, and achievement of such discounts may reduce our average unit selling prices. To the extent that growth in unit demand fails to offset decreases in average unit selling prices, our revenues and financial performance could be materially adversely affected. Although historically we have achieved offsetting cost reductions, to the extent that average unit selling prices of our products decrease without a corresponding decrease in the costs of such products, our gross margins and financial performance could be materially adversely affected. Our gross margins could also be adversely affected by a shift in the mix of product sales to lower gross margin products. Furthermore, as our products are manufactured internationally, cost reductions would be more difficult to achieve if the value of the U.S. dollar continues to deteriorate. Moreover, if the manufactured cost of our products were to increase due to inflation or other factors and we cannot pass along the increase in our costs to our customers, our gross margins and financial performance could be materially adversely affected.

Delays in product development could adversely affect our business.

We have experienced delays in product development in the past and may experience similar delays in the future. Prior delays have resulted from numerous factors, which may include, but are not limited to:

- Difficulties in hiring and retaining necessary employees and independent contractors;
- Difficulties in reallocating engineering resources and other resource limitations;
- Unanticipated engineering or manufacturing complexity, including from third party suppliers of intellectual property such as foundries of our ASICs;
- Undetected errors or failures in our products;
- Changing OEM product specifications;
- Delays in the acceptance or shipment of products by OEM customers; and
- Changing market or competitive product requirements.

Given the short product life cycles in the markets for our products and the relatively long product development cycles, any delay or unanticipated difficulty associated with new product introductions or product enhancements could have a material adverse effect on our business, results of operations, and financial condition.

Our joint development activities may result in products that are not commercially successful or that are not available in a timely fashion.

We have engaged in joint development projects with third parties in the past and we expect to continue doing so in the future. Currently, we have investments in, receivables from, and commitments to various third parties related to these joint development efforts. Joint development can magnify several risks for us, including the loss of control over development of aspects of the jointly developed products and over the timing of product availability. Accordingly, we face increased risk that joint development activities will result in products that are not commercially successful or that are not available in a timely fashion. Any failure to timely develop commercially successful products through our joint development activities could have a material adverse effect on our business, results of operations, and financial condition.

A change in our business relationships with our third party suppliers or our electronics manufacturing service providers could adversely affect our business.

We rely on third party suppliers for components and the manufacture of our products, and we have experienced delays or difficulty in securing components and finished goods in the past. Delays or difficulty in securing components or finished goods at reasonable cost may be caused by numerous factors including, but not limited to:

- Discontinued production by a supplier;
- Required long-term purchase commitments;
- Undetected errors, failures or production quality issues, including projected failures that may constitute epidemic failure rates specified in agreements with our customers or that may require us to make concessions or accommodations for continuing customer relationships;
- Timeliness of product delivery;
- Sole sourcing and components made by a small number of suppliers, including the inability to obtain components and finished goods at reasonable cost from such sources and suppliers;
- Financial stability and viability of our suppliers and electronics manufacturing service (EMS) providers;
- Changes in business strategies of our suppliers and EMS providers;
- Increases in manufacturing costs due to lower volumes or more complex manufacturing process than anticipated;
- Disruption in shipping channels;
- Natural disasters;
- Inability or unwillingness of our suppliers or EMS providers to continue their business with us;
- Environmental, tax or legislative changes in the location where our products are produced or delivered;
- Difficulties associated with international operations; and
- Market shortages.

There is a risk that we will not be able to retain our current suppliers or change to alternative suppliers. An interruption in supply, the cost of shifting to a new supplier or EMS providers, disputes with suppliers or EMS providers could have a material adverse effect on our business, results of operations, and financial condition.

As we have transitioned the material procurement and management for our key components used in our board or box level products to our EMS providers, we face increasing risks associated with ensuring product availability. Further, an adverse inventory management control issue by one or more of our third party suppliers could have a material adverse effect on our business, results of operations, and financial condition. We also purchase ASIC components from sole source suppliers, including LSI Corporation, Marvell Technology Group Ltd., Intel Corporation, and ServerEngines Corporation, who in turn rely on a limited number of their suppliers to manufacture ASICs, all of which create risks in assuring such component availability.

If our intellectual property protections are inadequate, it could adversely affect our business.

We believe that our continued success depends primarily on continuing innovation, marketing, and technical expertise, as well as the quality of product support and customer relations. At the same time, our success is partially dependent on the proprietary technology contained in our products. We currently rely on a combination of patents, copyrights, trademarks, trade secret laws, and contractual provisions to establish and protect our intellectual property rights in our products.

We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain such technology as trade secrets. In addition, the laws of some of the countries in which our products are or may be developed, manufactured, or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all. Furthermore, we enter into various development projects and arrangements with other companies. In some cases, these arrangements allow for the sharing or use of our intellectual property. Our failure to protect our intellectual property rights could have a material adverse effect on our business, results of operations, and financial condition. We attempt to mitigate this risk by obtaining indemnification from others, where possible.

Certain of our software (as well as that of our customers) may be derived from so-called "open source" software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License (GPL), which impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, or license such derivative works under a particular type of license, rather than the forms of licenses customarily used to protect our intellectual property. In the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work.

Third party claims of intellectual property infringement could adversely affect our business.

We believe that our products and technology do not infringe on the intellectual property rights of others or upon intellectual property rights that may be granted in the future pursuant to pending applications. We occasionally receive communications from third parties alleging patent infringement, and there is always the chance that third parties may assert infringement claims against us. Any such claims, with or without merit, could result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, which may or may not be available. Furthermore, we have in the past obtained, and may be required in the future to obtain, licenses of technology owned by other parties. We cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we were to fail to obtain such royalty or licensing agreements in a timely manner and on reasonable terms, our business, results of operations, and financial condition could be materially adversely affected.

Ongoing lawsuits present inherent risks, any of which could have a material adverse effect on our business, financial condition, or results of operations. Such potential risks include continuing expenses of litigation, risk of loss of patent rights, risk of injunction against the sale of products incorporating the technology in question, counterclaims, attorneys' fee liability, and diversion of management's attention from other business matters.

The inability or increased cost of attracting, motivating, or retaining key managerial and technical personnel could adversely affect our business.

Our success depends to a significant degree upon the performance and continued service of key managers, as well as engineers involved in the development of our storage networking technologies and technical support of our storage networking products and customers. Competition for such highly skilled employees in the communities in which we operate, as well as our industry, is intense, and we cannot be certain that we will be successful in recruiting, training, and retaining such personnel. In addition, employees may leave us and subsequently compete against us, and there may be costs relating to their departure. Also, many of these key managerial and technical personnel receive stock options or unvested stock as part of our employee retention initiatives. The number of shares authorized under stock based plans may be insufficient and shareholders may not approve to increase the number of authorized shares. New regulations, volatility in the stock market, and other factors could diminish the value of our stock options or unvested stock, putting us at a competitive disadvantage and forcing us to use more cash compensation. If we are unable to attract new managerial and technical employees, or are unable to retain and motivate our current key managerial and technical employees, or are forced to use more cash compensation to retain or replace key personnel, our business, results of operations, and financial condition could be materially adversely affected.

Our international business activities subject us to risks that could adversely affect our business.

For the fiscal years ended June 28, 2009 and June 29, 2008, sales in the United States accounted for approximately 38% and 40% of our total net revenues, sales in Asia Pacific accounted for approximately 29% and 26% of our total net revenues, and sales in Europe, Middle East, Africa, and the rest of the world accounted for approximately 33% and 34% of our total net revenues, based on billed-to address, respectively. We expect that our sales will be similarly distributed for the foreseeable future. However, because we sell to OEMs and distributors who ultimately resell our products to their customers, the geographic mix of our sales may not be reflective of the geographic mix of end-user demand or installations. All of our sales are currently denominated in U.S. dollars. As a result, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. In addition, an increasing amount of our expenses will be incurred in currencies other than U.S. dollars and as a result, we will be required from time to time to convert currencies to meet our obligations. Additionally, our suppliers are increasingly located outside the U.S., and a significant portion of our products is produced at our EMS providers' production facilities in Thailand and Malaysia. Furthermore, in connection with the reorganization of our international subsidiaries, we established a company in Ireland, and a significant portion of our sales and operations will now also occur in countries outside of the U.S. As a result, we are subject to the risks inherent in international operations. Our international business activities could be affected, limited or disrupted by a variety of factors, including, but not limited to:

- Imposition of or changes in governmental controls, taxes, tariffs, trade restrictions, and regulatory requirements to our current or future operations;
- Costs and risks of localizing products for international countries;
- Longer accounts receivable payment cycles;
- Changes in the value of local currencies relative to our functional currency;
- Fluctuations in freight costs and potential disruptions in the transportation infrastructure for our products and components;
- Import and export restrictions;
- Loss of tax benefits or increases in tax expenses;
- General economic and social conditions within international countries;
- Taxation in multiple jurisdictions;
- Difficulty maintaining management oversight and control of remote locations;
- Potential restrictions on transferring funds between countries and difficulties associated with repatriating cash generated or held outside of the U.S. in a tax-efficient manner;
- The increased travel, infrastructure, accounting, and legal compliance costs associated with multiple international locations; and
- Political instability, war, or terrorism.

All of these factors could harm future sales of our products to international customers or production of our products outside of the United States, and have a material adverse effect on our business, results of operations, and financial condition.

Potential acquisitions or strategic investments may become more costly or less profitable than originally anticipated and may adversely affect the price of our common stock.

We may pursue acquisitions or strategic investments, including loans to private companies, that could provide new technologies, products, or service offerings. Acquisitions or strategic investments may negatively impact our results of operations as a result of operating losses incurred by the acquired entity, the use of significant amounts of cash, potentially dilutive issuances of equity or equity-linked securities, incurrence of debt, amortization of intangible assets with determinable lives, or impairment of intangible assets. Furthermore, we may incur significant expenses pursuing acquisitions or strategic investments that ultimately may not be completed. Moreover, to the extent that any proposed acquisition or strategic investment that is not favorably received by stockholders, analysts and others in the investment community, the price of our stock could be adversely affected. In addition, acquisitions or strategic investments involve numerous risks, including, but not limited to:

- Difficulties in the assimilation of the operations, technologies, products, and personnel of the acquired company;
- Purchased technology that is not adopted by customers in the way or the time frame we anticipated;
- Diversion of management's attention from other business concerns;
- Risks of entering markets in which we have limited or no prior experience;
- Risks associated with assuming the legal obligations of the acquired company;
- Losses incurred by our strategic investments that may be required to be reflected in our results;
- Risks related to the effect that the acquired company's internal control processes might have on our financial reporting and management's report on our internal controls over financial reporting;
- Potential loss of key employees of the company we invested in or acquired;
- Risks related to companies we invest in not being able to secure additional funding, obtain favorable investment terms for future financings, or to take advantage of liquidity events such as initial public offerings, mergers, and private sales;
- There may exist unknown defects of an acquired company's products or assets that may not be identified due to the inherent limitations involved in the due diligence process of an acquisition; and
- Changes in generally accepted accounting principles regarding the accounting treatment for acquisitions to less favorable treatment than is currently allowed.

In the event that an acquisition or strategic investment does occur and we are unable to obtain anticipated profits or successfully integrate operations, technologies, products, or personnel or acquire assets that later become worthless, our business, results of operations, and financial condition could be materially adversely affected.

Our stock price is volatile, which has and may result in lawsuits against us and our officers and directors.

The stock market in general and the stock prices in technology based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public company. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future as well. For example, during calendar year 2009 through August 12, the closing sales price of our common stock ranged from a low of $4.53 per share to a high of $11.30 per share. Factors that could have a significant impact on the market price of our stock include, but are not limited to, the following:

- Quarterly variations in customer demand and operating results;
- Announcements of new products by us or our competitors;

- The gain or loss of significant customers or design wins;
- Changes in analysts' earnings estimates;
- Changes in analyst recommendations, price targets, or other parameters that may not be related to earnings estimates;
- Rumors or dissemination of false information;
- Pricing pressures;
- Short selling of our common stock;
- General conditions in the computer, storage, or communications markets;
- Events affecting other companies that investors deem to be comparable to us; and
- Offers to buy the Company for a premium over recent trading price.

In addition, Broadcom's initiation and subsequent abandonment of its unsolicited takeover proposal to acquire all of the shares of our common stock has resulted in volatility in the price of our common stock. Any other takeover proposal by any third party to acquire the outstanding shares of our common stock may result in further volatility in the price of our common stock. If a takeover does not occur, for any reason, the market price of our common stock may decline. In addition, our stock price may decline as a result of the fact that we have been required to incur, and will continue to be required to incur, significant expenses related to the Broadcom unsolicited takeover proposal.

In the past, companies, including us, that have experienced volatility in the market price of their stock have been subject to securities class action litigation. If we were to be the subject of similar litigation in the future or experience unfavorable outcomes in any of our pending litigation, as discussed in Note 11 in the accompanying notes to our consolidated financial statements contained elsewhere herein, it could have a material adverse effect on our business, results of operations, and financial condition. Such litigation would also divert management's attention from other business matters.

Terrorist activities and resulting military and other actions could adversely affect our business.

The continued threat of terrorism, military action, and heightened security measures in response to the threat of terrorism may cause significant disruption to commerce in some of the geographic areas in which we operate. Additionally, it is uncertain what impact the reactions to such events by various governmental agencies and security regulators worldwide will have on shipping costs. To the extent that such disruptions result in delays or cancellations of customer orders, delays in collecting cash, a general decrease in corporate spending on information technology, or our inability to effectively market, manufacture, or ship our products, our business, financial condition, and results of operations could be materially and adversely affected. We are unable to predict whether the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have any long-term material adverse effect on our business, results of operations, or financial condition.

Our corporate offices and principal product development facilities are located in regions that are subject to earthquakes and other natural disasters.

Our California and Washington facilities, including our corporate offices and principal product development facilities, are located near major earthquake faults. Any disruption in our business activities, personal injury, or damage to the facilities in excess of our currently insured amounts as a result of earthquakes or other such natural disasters, could have a material adverse effect on our business, results of operations, and financial condition.

We currently do not carry earthquake insurance. However, we do carry various other lines of insurance that may or may not be adequate to protect our business.

Our shareholder rights plan, certificate of incorporation and provisions of Delaware law could adversely affect the performance of our stock.

Our shareholder rights plan, provisions of our certificate of incorporation, and Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. The shareholder rights plan, provisions of our certificate of incorporation, and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Our system of internal controls may be inadequate.

We maintain a system of internal controls in order to ensure we are able to collect, process, summarize, and disclose the information required by the Securities and Exchange Commission within the time periods specified. Any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Due to these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Additionally, public companies in the United States are required to review their internal controls under the Sarbanes-Oxley Act of 2002. If the internal controls put in place by us are not adequate or fail to perform as anticipated, we may be required to restate our financial statements, receive an adverse audit opinion on the effectiveness of our internal controls, and/or take other actions that will divert significant financial and managerial resources, as well as be subject to fines and/or other government enforcement actions. Furthermore, the price of our stock could be adversely affected.

Changes in laws, regulations, and financial accounting standards may affect our reported results of operations.

New laws, regulations and accounting standards, as well as changes to and varying interpretations of currently accepted accounting practices in the technology industry might adversely affect our reported financial results, which could have an adverse effect on our stock price.

The final determination of our income tax liability may be materially different from our income tax provisions and accruals and our tax liabilities may be adversely affected by changes in applicable tax laws.

We are subject to income taxes in both the United States and international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions where the ultimate tax determination is uncertain. Additionally, our calculations of income taxes are based on our interpretations of applicable tax laws in the jurisdictions in which we file.

We have adopted transfer-pricing procedures between our subsidiaries to regulate intercompany transfers. Our procedures call for the licensing of intellectual property, the provision of services, and the sale of products from one subsidiary to another at prices that we believe are equivalent to arm's length negotiated pricing. We have established these procedures due to the fact that some of our assets, such as intellectual property, developed in the U.S., will be utilized among other affiliated companies. If the U.S. Internal Revenue Service or the taxing authorities of any other jurisdiction were to successfully require changes to our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. Any determination of income reallocation or modification of transfer pricing laws can result in an income tax assessment on the portion of income deemed to be derived from the U.S. or other taxing jurisdiction.

Although we believe our tax estimates are reasonable, there is no assurance that the final determination of our income tax liability will not be materially different than what is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of new legislation, an audit or litigation, or determined in connection with finalization of our tax returns, or if our effective tax rate should change as a result of changes in federal, international or state and local tax laws or their interpretations, or if we were to change the locations where we operate or if we elect or are required to transfer funds between jurisdictions, there could be a material adverse effect on our income tax provision and net income in the period or periods in which that determination is made, and potentially to future periods as well.

We may need additional capital in the future and such additional financing may not be available on favorable terms.

While we believe we have adequate working capital to meet our expected cash requirements for the next 12 months, we may need to raise additional funds through public or private debt or equity financings in order to, without limitation:

- Take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;
- Develop new products or services;
- Repay outstanding indebtedness; and
- Respond to unanticipated competitive pressures.

Any additional financing we may need may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of business opportunities, develop new products or services, or otherwise respond to unanticipated competitive pressures. In any such case, our business, results of operations, and financial condition could be materially adversely affected.

Global warming issues may cause us to alter the way we conduct our business.

The general public is becoming more aware of global warming issues and as a result, governments around the world are beginning to focus on addressing this issue. This may result in new environmental regulations that may unfavorably impact us, our suppliers, and our customers in how we conduct our business including the design, development, and manufacturing of our products. The cost of meeting these requirements may have an adverse impact on our results of operations and financial condition.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Our corporate offices and principal product development facilities, which were purchased in 2004, are currently located in approximately 180,000 square feet of buildings in Costa Mesa, California. We lease facilities in California, Colorado, Massachusetts, Washington, and Bangalore, India primarily for engineering and development and approximately 11 other remote offices, primarily for sales, throughout the world.

Our future facilities requirements will depend upon our business, but we believe additional space, if required, may be obtained on reasonable terms.

Item 3. *Legal Proceedings.*

On November 15, 2001, prior to the Company's acquisition of Vixel Corporation, a securities class action was filed in the United States District Court in the Southern District of New York as Case No. 01 CIV. 10053 (SAS), Master File No. 21 MC92 (SAS) against Vixel and two of its officers and directors (one of which is James M. McCluney, the Company's current Chief Executive Officer and President) and certain underwriters who participated in the Vixel initial public offering in late 1999. The amended complaint alleges violations under Section 10(b) of the Exchange Act and Section 11 of the Securities Act and seeks unspecified damages on behalf of persons who purchased Vixel stock during the period October 1, 1999 through December 6, 2000. In October 2002, the parties agreed to toll the statute of limitations with respect to Vixel's officers and directors until September 30, 2003, and on the basis of this agreement, Vixel's officers and directors were dismissed from the lawsuit without prejudice. During June 2003, Vixel and the other issuer defendants in the action reached a tentative settlement with the plaintiffs that would, among other things, result in the dismissal with prejudice of all claims against the defendants and their officers and directors. In connection with the possible settlement, those officers and directors who had entered tolling agreements with the plaintiffs agreed to extend those agreements so that they would not expire prior to any settlement being finalized. Although Vixel approved this settlement proposal in principle, it remained subject to a number of procedural conditions, as well as formal approval by the court. On August 31, 2005, a Preliminary Order In Connection With Settlement Proceedings was issued by the court which among other items, set a date for a Settlement Fairness Hearing held on April 24, 2006, and the form of notice to the Settlement Classes of the Issuers' Settlement Stipulation. In December 2005, the settlement notices authorized by the court were sent to former Vixel stockholders and the web site www.iposecuritieslitigation.com was created for claimants, as well as a March 24, 2006 objection deadline. At the Settlement Fairness Hearing held on April 24, 2006, the court raised the following primary issues: (1) the (possible) change in value of the settlement since preliminary approval, and whether the benefits of the settlement should be evaluated at the time of approval or at the time of negotiation; (2) how the class certification argument before the Second Circuit Court of Appeals could or would affect the fairness of the settlement; (3) how to evaluate the intangible benefits of the settlement to the class members; and (4) how to value the $1 billion guarantee (for the consolidated litigation involving Vixel and 297 other Issuers) by insurers in the stipulation and agreement of settlement in light of the underwriters' potential future settlements. The Court did not rule on April 24, 2006 on the motion for final approval or objections. On June 6, 2006, the Second Circuit Court of Appeals held oral arguments on the appeal by the underwriters of Judge Scheindlin's class certification decision. On or about July 17, 2006, Emulex assigned to the class action plaintiffs any IPO claims that Emulex (Vixel) had against RBC Dain Rauscher in the IPO litigation, as required by the settlement agreement. On December 5, 2006, the Second Circuit Court of Appeals issued a decision reversing Judge Scheindlin's class certification decision. On December 14, 2006, Judge Scheindlin issued an order to stay all proceedings pending a decision from the Second Circuit on whether it will hear further argument. On about January 6, 2007, Emulex assigned to the class action plaintiffs any IPO claims that Emulex (Vixel) had against The Bear Stearns Companies Inc. and Bear Stearns & Co. Inc. in the IPO litigation, as required by the settlement agreement. On April 6, 2007, the Second Circuit denied the plaintiffs' petition for rehearing of the decision denying class certification. During April 2007, counsel for Emulex and other Issuers informed Judge Scheindlin that, in light of the Second Circuit opinion, the settlement agreement could not be approved because the defined settlement class, like the litigation class, did not meet the Second Circuit requirements for certification. Judge Scheindlin held a conference on May 30, 2007 to consider issues relating to the class definitions, the statute of limitations, settlement, and discovery. On June 25, 2007, Judge Scheindlin signed a Stipulation and Order submitted by the parties which terminated the June 10, 2004 Stipulation and Agreement of Settlement with Defendant Issuers and Individuals. On June 26, 2007, a document production request from the plaintiffs to all 298 issuers (including Vixel) was received, covering documents from each issuer's inception through December 31, 2001. In September 2007, due to the expiration of the tolling agreements, those officers and directors who had entered tolling agreements with the plaintiffs agreed to extend those agreements until August 27, 2010. On November 15, 2007, the issuers and their respective insurers entered into an Insurers-Insureds Agreement (replacing an earlier agreement), which provides for the insurers to pay for certain defense costs under applicable issuer insurance policies. On December 21, 2007, issuer defendants filed an opposition to plaintiffs' motion for class certification of certain focus cases. On March 26, 2008, defendants' motion to dismiss was denied except to certain claims by plaintiffs who did not suffer damages or whose claims were time barred. On Oct. 10, 2008, Judge Scheindlin signed an order granting the plaintiffs' request to withdraw the class certification motion in the six focus cases (Emulex/Vixel is not in a focus case). On April 1, 2009, the parties signed a Stipulation and Agreement of Settlement (the "2009 Settlement") which is subject to approval of the District Court, and which includes the plaintiffs, issuer and individual defendants, underwriters, and insurers. The 2009 Settlement provides for a settlement amount of $586 million, and Emulex has no obligation to pay any part of that amount.

On January 27, 2009, a patent infringement lawsuit was filed in the United States District Court in the Central District of California as Case No. CV09-00605 R (JWJx) against Emulex by Microprocessor Enhancement Corporation and Michael H. Branigin. The complaint alleges infringement of U.S. Patent No. 5,471,593, and seeks a judgment for damages, injunctive relief, and an award of attorneys' fees and costs. On March 25, 2009, Emulex filed an answer to the complaint denying allegations and asserting affirmative defenses.

On April 21, 2009, Broadcom filed a lawsuit in the Court of Chancery of the State of Delaware against the Company and the members of the Board in conjunction with the announcement of its proposal to acquire control of the Company. On May 5, 2009, Broadcom filed an amended complaint. The amended complaint asserts counts for declaratory relief and breach of fiduciary duty in connection with the amendments to the Bylaws adopted in January 2009 and the Company's new stockholder rights plan adopted in January 2009 to replace its expiring rights plan. The amended complaint alleges that the directors breached their fiduciary duties by maintaining the Bylaw amendments and failing to redeem the stockholder rights plan in the face of the Offer. The complaint seeks: (1) a declaration that Section 6.4 of the Bylaws is invalid and void; (2) a declaration that the Board breached its fiduciary duties by maintaining the amendments to the Bylaws and maintaining and/or refusing to redeem the stockholder rights plan; (3) an injunction preventing the Board from relying on, implementing, applying or enforcing the January 2009 amendments to the Bylaws and the new stockholder rights plan; (4) an injunction preventing the Board from taking any improper action designed to impede, or which has the effect of impeding, Broadcom's April 21, 2009 proposal to acquire the Company, its May 5, 2009 tender offer and its efforts to acquire control of the Company; and (5) costs and disbursements, including attorneys' and expert fees. On June 29, 2009, Broadcom filed a Notice of Dismissal dismissing the lawsuit filed by Broadcom without prejudice.

On April 27, 2009, Reid Middleton filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of himself and all other similarly situated stockholders of the Company and derivatively on behalf of the Company. The complaint names the members of the Board as defendants and the Company as a nominal defendant. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares and a derivative claim for devaluation of the Company stemming from the Company's January 2009 amendments to its Bylaws, adoption of a new stockholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom's announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, compensatory damages, interest and costs, including attorneys' and expert fees.

On May 6, 2009, Jim Robbins filed a lawsuit in the Superior Court of the State of California, County of Orange, on behalf of himself and all other similarly situated stockholders of the Company (the "California Litigation"). The complaint names the members of the Board and the Company as defendants. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company's January 2009 amendments to its Bylaws, adoption of a new stockholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom's announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, a constructive trust upon any benefits improperly received as a result of the alleged wrongful conduct and breach of any duty owed to the holders of Shares, and costs, including attorneys' and expert fees.

On May 7, 2009, Kamwai Fred Chan filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of himself and all other similarly situated stockholders of the Company. The complaint names the members of the Board and the Company as defendants. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company's January 2009 amendments to its Bylaws, adoption of a new stockholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom's announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, compensatory damages, interest and costs, including attorneys' and expert fees.

On May 11, 2009, the Court of Chancery of the State of Delaware granted plaintiff Reid Middleton's motion to expedite proceedings and set a trial date in the three foregoing lawsuits (the "Delaware Litigation") beginning on July 8, 2009. On July 6, 2009, the Court of Chancery continued the July 8, 2009 trial date indefinitely.

Also on May 11, 2009, Pipefitters Local No. 636 Defined Benefit Plan filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of itself and all other similarly situated stockholders of the Company and derivatively on behalf of the Company. The complaint names the members of the Company's Board as defendants and the Company as a nominal defendant. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company's January 2009 amendments to its Bylaws, adoption of a new shareholder rights plan to replace its expiring rights plan, amendments to its Key Employee Retention Agreements, and actions in response to Broadcom's announcement of its proposal to acquire the Company. The Complaint also asserts a derivative claim for breach of fiduciary duty based on the same actions. The complaint seeks declaratory and injunctive relief, including mandatory injunctive relief, and costs, including attorneys' and expert fees.

On May 12, 2009, Norfolk County Retirement System filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of itself and all other similarly situated stockholders of the Company. The complaint names the members of the Company's Board and the Company as defendants. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company's January 2009 amendments to its Bylaws, adoption of a new shareholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom's announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, compensatory damages, interest and costs, including attorneys' and expert fees.

On May 29, 2009, the Company filed a lawsuit in the Superior Court of the State of California for the County of Orange against Broadcom. The complaint asserts violations of Sections 1709 and 1710 of the California Civil Code, intentional interference with contractual relations, intentional interference with prospective economic advantage and unfair competition. The complaint seeks (1) an injunction precluding Broadcom from failing and refusing to disclose all material information as required by law; proceeding with the Offer unless and until all material information as required by law is disclosed and corrected; and making any communication with any person or entity known or believed by Broadcom to be an existing Company customer in violation of the torts of business interference in violation of law; (2) costs, expenses, and reasonable attorneys' fees pursuant to statutory and common law; and (3) such other and further relief as the Court deems just and proper. On June 8, 2009, Broadcom filed a Notice of Removal to remove this lawsuit to federal court. On June 16, 2009, the Company filed a motion to remand the lawsuit back to state court and to expedite briefing and the hearing on the motion. On June 17, 2009, the federal court ordered expedited briefing and scheduled a hearing. On June 29, 2009, the federal court ordered the lawsuit to be remanded back to state court.

In addition to the ongoing litigation discussed above, the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of the open matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matters were submitted to a vote of the security holders of the Company during the fourth quarter of 2009.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.***

Principal Market and Prices

The Company's common stock is traded on the New York Stock Exchange under the symbol ELX. The following table sets forth the high and low per share sales prices for our common stock for the indicated periods, as reported on the New York Stock Exchange.

	High	Low
2009		
Fourth Quarter	$11.44	$ 4.82
Third Quarter	7.75	4.53
Second Quarter	11.00	6.08
First Quarter	14.32	9.77
2008		
Fourth Quarter	$17.08	$11.75
Third Quarter	16.95	12.88
Second Quarter	22.48	15.88
First Quarter	23.80	16.51

Number of Common Stockholders

The approximate number of holders of record of our common stock as of August 12, 2009 was 322.

Dividends

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings for the development of our business.

On January 14, 2009, the Board of Directors declared a dividend distribution of one preferred stock purchase right for each share of common stock. The rights were distributed on January 24, 2009 to the stockholders of record on the close of business on that date.

Issuer Purchases of Equity Securities

On December 5, 2006, we announced that our Board of Directors had authorized the repurchase of up to $150.0 million of our outstanding common stock over the next two years. The repurchases under this plan were completed in the first quarter of fiscal 2009.

In early August 2008, our Board of Directors authorized a new plan to repurchase up to $100.0 million of our outstanding common stock. In April 2009, upon receipt of an unsolicited takeover proposal and related tender offer from Broadcom Corporation to acquire us, our Board of Directors elected to temporarily suspend any activity under the share repurchase plan. In light of Broadcom's announcement of its decision to allow its tender offer to expire on July 14, 2009, Emulex's Board of Directors elected to reactivate the $100.0 million share repurchase plan effective July 15, 2009. Through June 28, 2009, no repurchases were made under this plan. From June 29, 2009 through August 21, 2009, the Company has repurchased 2.0 million shares of its common stock for an aggregate purchase price of approximately $18.2 million or an average of $9.10 per share under this plan. We may repurchase shares from time-to-time in open market purchases or privately negotiated transactions. The share repurchases will be financed by available cash balances and cash from operations.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
March 30, 2009 - April 26, 2009	—	—	—	$100,000,000
April 27, 2009 - May 24, 2009	—	—	—	$100,000,000
May 25, 2009 - June 28, 2009	—	—	—	$100,000,000
Total	—	—	—	$100,000,000

Sales of Unregistered Securities

There were no sales of unregistered securities for the three months ended June 28, 2009.

Equity Compensation Plan Information

See Part III, Item 12 — "Security Ownership of Certain Beneficial Owners and Management" for certain information regarding our equity compensation plans.

Stock Performance Graph

The graph below compares the cumulative total stockholder return on the Company's common stock with the cumulative total return on the Standard & Poor's 500 Index and the S&P 500 Computer Storage and Peripherals Index for the period of five fiscal years commencing June 28, 2004 and ended June 28, 2009.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
EMULEX CORPORATION COMMON STOCK, S&P 500 INDEX AND
S&P 500 COMPUTER STORAGE AND PERIPHERALS INDEX



180
160
140
120
100
80
60
40
20
0
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09
Emulex Corp.
S&P 500 Computer Storage & Peripherals
S&P 500

---

* Assumes the value of the investment in the Company's common stock and each index was $100 on June 28, 2004.

Item 6. *Selected Financial Data.*

The following table summarizes certain selected consolidated financial data. On May 1, 2006, we completed the acquisition of Aarohi Communications, Inc. (Aarohi), and on October 2, 2006, we completed the acquisition of Sierra Logic, Inc. (Sierra Logic). For more details about Sierra Logic acquisition, see Note 2 to the Consolidated Financial Statements — "Business Combinations," contained elsewhere herein.

Selected Consolidated Statements of Operations Data

	Year Ended				
	June 28, 2009	June 29, 2008	July 1, 2007	July 2, 2006(1)	July 3, 2005(1)
	(In thousands, except per share data)				
Net revenues:					
Host Server Products	$284,099	$352,687	$357,279	$340,566	$320,171
Embedded Storage Products	93,559	134,858	107,578	59,203	49,057
Other	564	756	5,330	3,044	6,425
Total net revenues	378,222	488,301	470,187	402,813	375,653
Cost of sales	146,465	187,077	195,579	163,993	154,530
Gross profit	231,757	301,224	274,608	238,820	221,123
Operating expenses:					
Engineering and development	129,795	129,232	117,833	89,669	79,971
Selling and marketing	53,460	57,946	47,870	36,169	32,441
General and administrative	41,888	38,531	31,416	23,680	11,636
Amortization of other intangible assets	5,337	9,260	12,082	10,944	11,314
Impairment of other intangible assets	—	—	2,001	—	—
Impairment of goodwill	—	—	—	—	1,096
In-process research and development	—	—	19,225	17,272	—
Total operating expenses	230,480	234,969	230,427	177,734	136,458
Operating income	1,277	66,255	44,181	61,086	84,665
Nonoperating income, net:					
Interest income	4,362	11,672	20,000	21,150	13,106
Interest expense	(29)	(27)	(1,179)	(2,494)	(4,202)
Gain on repurchase of convertible subordinated notes	—	—	—	—	20,514
Other (expense) income, net	(4)	17	(3,919)	173	(2,273)
Total nonoperating income, net	4,329	11,662	14,902	18,829	27,145
Income before income taxes	5,606	77,917	59,083	79,915	111,810
Income tax (benefit) provision	(1,938)	84,988	29,649	39,464	40,221
Net income (loss)	$ 7,544	$ (7,071)	$ 29,434	$ 40,451	$ 71,589
Net income (loss) per share:					
Basic	$ 0.09	$ (0.09)	$ 0.35	$ 0.48	$ 0.86
Diluted	$ 0.09	$ (0.09)	$ 0.34	$ 0.46	$ 0.80
Number of shares used in per share computations:					
Basic	80,440	82,147	84,545	83,920	82,819
Diluted	81,879	82,147	89,089	91,259	92,970

(1) Net revenues have been reclassified into Host Server Products, Embedded Storage Products, and Other categories for all fiscal years presented.

Selected Consolidated Balance Sheet Data

	Year Ended				
	June 28, 2009	June 29, 2008	July 1, 2007	July 2, 2006	July 3, 2005
			(In thousands)		
Total current assets	$ 406,553	$ 457,047	$ 399,054	$ 707,554	$ 584,457
Total current liabilities	52,240	87,605	70,529	302,564	76,644
Working capital	354,313	369,442	328,525	404,990	507,813
Total assets	658,918	699,056	659,477	860,157	801,781
Convertible subordinated notes	—	—	—	235,177	233,382
Accumulated deficit	(396,070)	(403,614)	(401,982)	(431,416)	(471,867)
Total stockholders' equity	569,444	575,839	581,907	556,913	477,591

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Forward-Looking Statements

Certain statements contained in this Form 10-K may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We may also make forward-looking statements in other reports filed with the Securities and Exchange Commission, in materials delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as "anticipates," "in the opinion," "believes," "intends," "expects," "may," "will," "should," "could," "plans," "forecasts," "estimates," "predicts," "projects," "potential," "continue," and similar expressions may be intended to identify forward-looking statements.

Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors, including those discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations set forth below, and, in particular, those in the section entitled "Risk Factors" in Part I, Item 1A of the Annual Report on Form 10-K included elsewhere herein. We expressly disclaim any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. We wish to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. In light of the uncertainty of the economy generally, and the technology and storage segments specifically, it is difficult to determine if past experience is a good guide to the future and makes it impossible to determine if markets will grow or shrink in the short term. Recent disruptions in world credit and equity markets and the resulting economic uncertainty for our customers and the storage networking market as a whole has resulted in a downturn in information technology spending that has and could continue to adversely affect our revenues and results of operations. Furthermore, the effect of any actual or potential unsolicited offers to acquire us may have an adverse effect on our operations. As a result of this uncertainty, we are unable to predict with any accuracy what future results might be. Other factors affecting these forward-looking statements include, but are not limited to, the following: slower than expected growth of the storage networking market or the failure of our Original Equipment Manufacturer (OEM) customers to successfully incorporate our products into their systems; our dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of our or our OEM customers' new or enhanced products; the variability in the level of our backlog and the variable and seasonal procurement patterns of our customers; impairment charges, including but not limited to goodwill and intangible assets; changes in tax rates or legislation; the effects of terrorist activities, natural disasters and any resulting political or economic instability; the highly competitive nature of the markets for our products as well as pricing pressures that may result from such competitive conditions; the effect of rapid migration of customers towards newer, lower cost product platforms;

possible transitions from board or box level to application specific computer chip solutions for selected applications; a shift in unit product mix from higher-end to lower-end or mezzanine card products; a decrease in the average unit selling prices or an increase in the manufactured cost of our products; delays in product development; our reliance on third-party suppliers and subcontractors for components and assembly; any inadequacy of our intellectual property protection or the potential for third-party claims of infringement; our ability to attract and retain key technical personnel; our ability to benefit from our research and development activities; our dependence on international sales and internationally produced products; the effect of acquisitions; changes in accounting standards; and the potential effects of global warming and any resulting regulatory changes on our business. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are discussed elsewhere in this Form 10-K, in our other filings with the Securities and Exchange Commission or in materials incorporated therein by reference.

Executive Overview

Emulex creates enterprise-class products that connect storage, servers and networks. We are a leading supplier of a broad range of advanced storage networking convergence solutions. The world's leading server and storage providers depend on our products to help build high performance, highly reliable, and scalable storage networking solutions. Our products and technologies leverage flexible multi protocol architectures that extend from deep within the storage array to the server edge of storage area networks (SANs). Our host server products include host bus adapters (HBAs), converged network adapters (CNAs), mezzanine cards for blade servers, embedded storage bridges, routers and switches, storage Input/Output controllers (IOCs), and data center networking solutions. HBAs, CNAs, and mezzanine cards are the data communication products that enable servers to connect to storage networks by offloading communication processing tasks as information is delivered and sent to the storage network. Our embedded storage products include bridges, routers and switches, and IOCs, which are deployed inside storage arrays, tape libraries and other storage appliances.

Our Company operates within a single business segment that has two market focused product lines — Host Server Products (HSP) and Embedded Storage Products (ESP). HSP includes both Fibre Channel based connectivity products and Enhanced Ethernet based products that support Internet Protocol (IP) and storage networking, including Transmission Control Protocol (TCP)/IP, Internet Small Computer System Interface (iSCSI), Network Attached Storage (NAS) and Fibre Channel over Ethernet (FCoE). Our Fibre Channel based products include LightPulse® Host Bus Adapters (HBA), custom form factor solutions for Original Equipment Manufacturer (OEM) blade servers and ASICs. These products enable servers to efficiently connect to SANs by offloading data communication processing tasks from the server as information is delivered and sent to the storage network. Our Enhanced Ethernet based products include OneConnect Universal Converged Network Adapters (UCNAs) that enable true network convergence.

Emulex's Host Server Products (HSP) include both Fibre Channel (FC) based connectivity products and Enhanced Ethernet based products that support Internet Protocol (IP) and storage networking, including Transmission Control Protocol (TCP)/IP, Internet Small Computer System Interface (iSCSI), Network Attached Storage (NAS) and Fibre Channel over Ethernet (FCoE). Our Fibre Channel based products include LightPulse® Host Bus Adapters (HBA), custom form factor solutions for Original Equipment Manufacturer (OEM) blade servers and ASICs. These products enable servers to efficiently connect to Fibre Channel storage area networks (SANs) by offloading data communication processing tasks from the server as information is delivered and sent to the storage network. Our Enhanced Ethernet based products include OneConnect Universal Converged Network Adapters (UCNAs) that enable true network convergence.

ESP includes our InSpeed®, FibreSpy®, IOC solutions, switch-on-a-chip (SOC) and bridge and router products. Embedded storage switches, bridges, routers, and IOCs are deployed inside storage arrays, tape libraries, and other storage appliances, connect storage controllers to storage capacity delivering improved performance, reliability, and storage connectivity.

Our Other category primarily consists of contract engineering services, legacy and other products.

We rely almost exclusively on OEMs and sales through distribution channels for our revenue. Our OEM customers include the world's leading server and storage providers, including Dell Inc. (Dell), EMC

Corporation (EMC), Fujitsu Ltd. (Fujitsu), Groupe Bull (Bull), Hewlett-Packard Company (Hewlett-Packard), Hitachi Data Systems (HDS), Hitachi Limited (Hitachi), International Business Machines Corporation (IBM), LSI Corporation (LSI), NEC Corporation (NEC), Network Appliance, Inc. (NetApp), Quantum Corporation (Quantum), Sun Microsystems, Inc. (Sun), Unisys Corporation (Unisys), and Xyratex Ltd. (Xyratex). Our distribution partners include Arrow ECS Denmark A/S (Arrow), Avnet, Inc. (Avnet), Bell Microproducts, Ltd. (Bell), Info X Distribution, LLC (Info X), Ingram Micro Inc. (Ingram Micro), Macnica Networks Corporation (Macnica), Netmarks Inc. (Netmarks), Tech Data Corporation (Tech Data), and Tokyo Electron Device Ltd. (TED). The market for storage networking infrastructure solutions is concentrated among large OEMs, and as such, a significant portion of our revenues are generated from sales to a limited number of customers.

Recent disruptions in world credit and equity markets and the resulting economic uncertainty for our customers and the storage networking market as a whole has resulted in a downturn in information technology spending that has and could continue to adversely affect our revenues and results of operations. As a result of this uncertainty, we plan to continue to closely manage our controllable expenses while investing in research and development, sales and marketing, capital equipment, and facilities in order to achieve our growth and market leadership goals. As of June 28, 2009, we had a total of 768 employees.

Our corporate headquarters are located at 3333 Susan Street, Costa Mesa, California 92626. Our periodic and current reports filed with, or furnished to, the Securities and Exchange Commission pursuant to the requirements of the Securities and Exchange Act of 1934 are available free of charge through our website (www.emulex.com) as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. References contained herein to "Emulex," the "Company," the "Registrant," "we," "our," and "us" refer to Emulex Corporation and its subsidiaries.

Global Initiatives

As part of our global initiatives, we created an Irish subsidiary to expand our international operations by providing local customer service and support to our customers outside of the United States in the fourth quarter of fiscal 2008. In addition, Emulex granted an intellectual property license and entered into a research and development cost sharing agreement with a newly formed subsidiary in the Isle of Man. The terms of the license require, among other matters, that the subsidiary make prepayments of expected royalties to a U.S. subsidiary, the first of which was paid before the end of fiscal 2008 in the amount of approximately $131.0 million, for expected royalties relating to fiscal 2009 through 2015. While these global initiatives are expected to significantly reduce our effective tax rate beginning with fiscal 2010, the first prepayment and cost sharing agreement expenses, including the associated tax expense recorded in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109" (FIN 48), resulted in an incremental tax expense of approximately $58.5 million and increased our effective tax rate to approximately 109% for fiscal 2008.

Our cash balances and investments are held in numerous locations throughout the world. Once our global initiatives are implemented, the cash and investments held outside of the U.S. are expected to increase, primarily in our Isle of Man and Ireland subsidiaries. Substantially all of the amounts held outside of the U.S. will be available for repatriation at any time, but under current law, repatriated funds would be subject to U.S. federal income taxes, less applicable foreign tax credits.

Business Combinations

On October 2, 2006, we acquired 100% of the outstanding common shares of Sierra Logic, Inc. (Sierra Logic), a privately-held supplier of embedded products for storage networking equipment located in Roseville, California. We accounted for the acquisition using the purchase method of accounting in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations."

Since the completion of the acquisitions, the operations of Sierra Logic have been integrated into our operations and are included within our one operating segment, networking products.

Results of Operations for Emulex Corporation and Subsidiaries

The following discussion and analysis should be read in conjunction with the selected consolidated financial data set forth in Item 6 — "Selected Consolidated Financial Data," and our Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K. All references to years refer to our fiscal years ended June 28, 2009, June 29, 2008, and July 1, 2007, as applicable, unless the calendar year is specified. The following table sets forth certain financial data for the years indicated as a percentage of net revenues.

	Percentage of Net Revenues		
	2009	2008	2007
Net revenues:			
Host Server Products	75.1%	72.2%	76.0%
Embedded Storage Products	24.7	27.6	22.9
Other	0.2	0.2	1.1
Total net revenues	100.0	100.0	100.0
Cost of sales	38.7	38.3	41.6
Gross profit	61.3	61.7	58.4
Operating expenses:			
Engineering and development	34.3	26.4	25.0
Selling and marketing	14.1	11.9	10.2
General and administrative	11.1	7.9	6.7
Amortization of other intangible assets	1.4	1.9	2.6
Impairment of other intangible assets	—	—	0.4
In-process research and development	—	—	4.1
Total operating expenses	60.9	48.1	49.0
Operating income	0.3	13.6	9.4
Nonoperating income, net:			
Interest income	1.2	2.4	4.3
Interest expense	—	—	(0.3)
Other (expense) income, net	—	—	(0.8)
Total nonoperating income, net	1.2	2.4	3.2
Income before income taxes	1.5	16.0	12.6
Income tax (benefit) provision	(0.5)	17.4	6.3
Net income (loss)	2.0%	(1.4)%	6.3%

Fiscal 2009 versus Fiscal 2008

Net Revenues. Net revenues for fiscal 2009 decreased approximately $110.1 million, or 23%, to approximately $378.2 million, compared to approximately $488.3 million in fiscal 2008. We believe the decrease in net revenues for fiscal 2009 compared to fiscal 2008 was primarily due to a global economic slowdown that has resulted in decreased spending in general, and in the technology sector specifically.

Net Revenues by Product Line

From a product line perspective, net revenues generated from our HSPs for fiscal years 2009 and 2008 represented the majority of our net revenues. Our net revenues by product line were as follows:

	Net Revenues by Product Line					
	2009	Percentage of Net Revenues	2008	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
	(Dollars in thousands)					
Host Server Products	$284,099	75%	$352,687	72%	$ (68,588)	(19)%
Embedded Storage Products	93,559	25	134,858	28	(41,299)	(31)%
Other	564	—	756	—	(192)	(25)%
Total net revenues	$378,222	100%	$488,301	100%	$(110,079)	(23)%

Net revenues are impacted by average selling price and units shipped. Average selling price by product line, in particular, will be impacted by the mix of products shipped.

HSP consists of HBAs, mezzanine cards, I/O ASICs, and UCNAs. For fiscal 2009, our Fibre Channel based products are still the vast majority of our HSP revenues. The decrease in our HSP net revenue for fiscal 2009 compared to fiscal 2008 was primarily due to a decrease of approximately 12% in average selling price combined with a decrease of approximately 9% in units shipped.

ESP primarily consists of our InSpeed®, FibreSpy®, input/output controller solutions, and bridge and router products. The decrease in our ESP net revenue fiscal 2009 compared to fiscal 2008 was primarily due to a decrease in average selling price of approximately 17% combined with a decrease in units shipped of approximately 16%.

Our Other category primarily consists of contract engineering services, legacy and other products.

Net Revenues by Major Customers

In addition to direct sales, some of our larger OEM customers purchase or market products indirectly through distributors, resellers or other third parties. If these indirect sales are purchases of customer-specific models, we are able to track these sales. However, if these indirect sales are purchases of our standard models, we are not able to distinguish them by OEM customer. Customers whose direct net revenues, or total direct and indirect net revenues (including customer-specific models purchased or marketed indirectly through distributors, resellers and other third parties), exceeded 10% of our net revenues were as follows:

Net Revenues by Major Customers	Direct Revenues		Total Direct and Indirect Revenues(2)	
	2009	2008	2009	2008
Net revenue percentage(1)				
OEM:				
EMC	—	—	14%	18%
Hewlett-Packard	17%	15%	17%	15%
IBM	22%	21%	31%	28%
Other:				
Info X	10%	14%	—	—

(1) Amounts less than 10% are not presented.

(2) Customer-specific models purchased or marketed indirectly through distributors, resellers, and other third parties are included with the OEM's revenues in these columns rather than as revenue for the distributors, resellers or other third parties.

Direct sales to our top five customers accounted for approximately 61% of total net revenues for both fiscal years 2009 and 2008. Our net revenues from customers can be significantly impacted by changes to our customers' business and their business models.

Net Revenues by Sales Channel

From a sales channel perspective, net revenues generated from OEM customers were approximately 81% of net revenues and sales through distribution were approximately 19% in fiscal 2009 compared to net revenues from OEM customers of approximately 75% and sales through distribution of approximately 25% in fiscal 2008. The increase in OEM net revenues as a percentage of total net revenues was mainly due to our customers migrating from purchasing our products through the distribution channel toward purchasing our products through OEM server manufacturers. Net revenues by sales channel were as follows:

	Net Revenues by Sales Channel					
	2009	Percentage of Net Revenues	2008	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
	(Dollars in thousands)					
OEM	$306,032	81%	$366,717	75%	$ (60,685)	(17)%
Distribution	71,894	19%	121,044	25%	(49,150)	(41)%
Other	296	—	540	—	(244)	(45)%
Total net revenues	$378,222	100%	$488,301	100%	$(110,079)	(23)%

We believe that our net revenues are being generated primarily as a result of product certifications and qualifications with our OEM customers, which take products directly and indirectly through distribution and contract manufacturers. We view product certifications and qualifications as an important indicator of future revenue opportunities and growth for the Company. However, product certifications and qualifications do not necessarily ensure continued market acceptance of our products by our OEM customers. It is also very difficult to determine the future impact, if any, of product certifications and qualifications on our revenues.

Net Revenues by Geographic Territory

For fiscal 2009, United States net revenues decreased by approximately $52.9 million to $144.2 million from $197.1 million in fiscal 2008. For fiscal 2009, international net revenues (Asia Pacific, Europe, Middle East, Africa and rest of the world) decreased by approximately $57.2 million to $234.0 million from $291.2 million in fiscal 2008. Our United States and international net revenues based on billed-to location were as follows:

	Net Domestic and International Revenues					
	2009	Percentage of Net Revenues	2008	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
	(Dollars in thousands)					
United States	$144,201	38%	$197,063	40%	$ (52,862)	(27)%
Asia Pacific	107,914	29%	125,392	26%	(17,478)	(14)%
Europe, Middle East, Africa and rest of the world	126,107	33%	165,846	34%	(39,739)	(24)%
Total net revenues	$378,222	100%	$488,301	100%	$(110,079)	(23)%

We believe the decrease, as a percentage of net revenues, in United States net revenues and international net revenues for fiscal 2009 compared to fiscal 2008 was primarily due to an increase in products being sourced by our customers to locations outside of the United States combined with a global economic slowdown that has resulted in decreased spending in general, and in the technology sector specifically. However, as we sell to OEMs and distributors who ultimately resell our products to their customers, the geographic mix of our net revenues may not be reflective of the geographic mix of end-user demand or installations.

Gross Profit. Gross profit consists of net revenues less cost of sales. Our gross profit for fiscal 2009 and fiscal 2008 were as follows (in thousands):

Gross Profit					
2009	Percentage of Net Revenues	2008	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$231,757	61%	$301,224	62%	$(69,467)	—%

Cost of sales includes the cost of producing, supporting, and managing our supply of quality finished products. Cost of sales also included approximately $18.9 million and $23.0 million of amortization of technology intangible assets for fiscal years 2009 and 2008 respectively. The decrease in amortization of technology intangible assets was primarily due to various core and developed technology intangible assets from prior acquisitions being fully amortized. Approximately $1.4 million and $1.3 million of share-based compensation expense were included in cost of sales in fiscal years 2009 and 2008, respectively. Gross margin decreased during fiscal 2009 primarily due to the loss of efficiencies resulting from lower manufacturing volume combined with a decline in average sales prices. We anticipate gross margin will trend downward over time as faster growing, lower gross margin products such as mezzanine cards for blade servers and embedded storage products become a bigger portion of our business.

Engineering and Development. Engineering and development expenses consisted primarily of salaries and related expenses for personnel engaged in the design, development, and support of our products. These expenses included third-party fees paid to consultants, prototype development expenses, and computer service costs related to supporting computer tools used in the engineering and design process. Expenses for fiscal 2009 and fiscal 2008 were as follows (in thousands):

Engineering and Development					
2009	Percentage of Net Revenues	2008	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$129,795	34%	$129,232	26%	$563	8%

Engineering and development expenses for fiscal 2009 compared to fiscal 2008 increased approximately $0.6 million, or less than 1%. Approximately $10.2 million and $12.0 million of share-based compensation expense was included in engineering and development costs for fiscal 2009 and fiscal 2008, respectively. During fiscal 2009, we implemented organizational changes and recorded approximately $1.9 million in severance and related charges related to engineering. As a result, engineering and development headcount decreased to 448 at June 28, 2009 from 493 at June 29, 2008. The decrease in headcount resulted in a net decrease of approximately $4.1 million in salary and related expenses as compared to the same period in fiscal 2008. The remaining change was primarily due to an increase in facilities and depreciation expense of approximately $4.9 million primarily related to new engineering facilities in San Jose, California, and Bangalore, India, combined with a full year's depreciation of the facilities in Roseville, California, and an increase in new product development costs of approximately $0.8 million, partially offset by a decrease in travel and related expenses of approximately $1.2 million. The increase in engineering and development expenses as a percentage of revenues was primarily due to the relatively fixed amount of such expenses being spread over a lower net revenue base.

Selling and Marketing. Selling and marketing expenses consisted primarily of salaries, commissions, and related expenses for personnel engaged in the marketing and sales of our products, as well as trade shows, product literature, promotional support costs, and other advertising related costs. Our selling and marketing expense for fiscal 2009 and fiscal 2008 were as follows (in thousands):

Selling and Marketing					
2009	Percentage of Net Revenues	2008	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$53,460	14%	$57,946	12%	$(4,486)	2%

Selling and marketing expenses for fiscal 2009 compared to fiscal 2008 decreased approximately $4.5 million, or 8%. Approximately $4.1 million and $5.6 million of share-based compensation expense was included in selling and marketing costs for fiscal 2009 and 2008, respectively. During fiscal 2009, we implemented organizational changes and recorded approximately $1.6 million in severance and related charges related to sales and marketing. As a result, selling and marketing headcount decreased to 125 fiscal 2009 from 145 for fiscal 2008. The net decrease in headcount resulted in a net decrease in salary and related expenses of approximately $1.1 million. The remaining change in selling and marketing expenses was due to a decrease in advertising expense of approximately $2.7 million, and a decrease in travel and related expenses of approximately $2.1 million, partially offset by an increase in expenses related to our international sales and marketing offices of approximately $1.3 million. We will continue to closely manage and target advertising, market promotions, and heighten brand awareness of our new and existing products in an effort to provide overall revenue growth. The increase in selling and marketing expenses as a percentage of revenues was primarily due to the relatively fixed amount of such expenses being spread over a lower net revenue base.

General and Administrative. Ongoing general and administrative expenses consisted primarily of salaries and related expenses for executives, financial accounting support, human resources, administrative services, professional fees, and other corporate expenses. Our general and administrative expense for fiscal 2009 and fiscal 2008 were as follows (in thousands):

General and Administrative					
2009	Percentage of Net Revenues	2008	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$41,888	11%	$38,531	8%	$3,357	3%

General and administrative expenses for fiscal 2009 compared to fiscal 2008 increased approximately $3.4 million, or 14%. Approximately $7.3 million and $10.1 million of share-based compensation expense was included in general and administrative costs for fiscal 2009 and 2008, respectively. General and administrative headcount increased slightly to 132 at the end of fiscal 2009 compared to 130 at the end of fiscal 2008. The remaining change in general and administrative expenses was primarily due to approximately $11.2 million in costs related to the Broadcom unsolicited takeover proposal and related litigation costs, partially offset by approximately $2.8 million in insurance recovery for litigation related costs, and an increase in patent related expenses of approximately $1.2 million, partially offset by a decrease in outside services of approximately $3.3 million.

Amortization of Other Intangible Assets. Amortization of other intangible assets includes the amortization of intangible assets such as patents, customer relationships, tradenames, and covenants not-to-compete with estimable lives. Our amortization of expense for fiscal 2009 and fiscal 2008 were as follows (in thousands):

Amortization of Other Intangible Assets					
2009	Percentage of Net Revenues	2008	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$5,337	1%	$9,260	2%	$(3,923)	—%

Amortization of other intangible assets for fiscal 2009 compared to fiscal 2008 decreased approximately $3.9 million, or 42%. The decrease was due primarily to a lower unamortized balance of intangibles at the beginning of the current fiscal year.

Nonoperating Income, net. Nonoperating income, net, consisted primarily of interest income, interest expense, and other non-operating income and expense items. Our nonoperating income, net for fiscal 2009 and fiscal 2008 were as follows (in thousands):

Nonoperating Income, Net					
2009	Percentage of Net Revenues	2008	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$4,329	1%	$11,662	2%	$(7,333)	(1)%

Our nonoperating income, net, for fiscal 2009 compared to fiscal 2008 decreased approximately $7.3 million, or 63%. The net decrease was primarily due to a lower balance of investments combined with lower interest rates on investments.

Income taxes. Income taxes for fiscal 2009 and fiscal 2008 were as follows (in thousands):

Income Taxes					
2009	Percentage of Net Revenues	2008	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$(1,938)	(1)%	$84,988	17%	$(86,926)	(18)%

Income taxes for fiscal 2009 compared to the fiscal 2008 decreased approximately $86.9 million, or 102%. Our effective tax rate was approximately negative 35% for fiscal 2009 compared to approximately

109% for fiscal 2008. The decrease in income taxes for fiscal 2009 compared to fiscal 2008 was primarily due to the decrease in income before taxes for fiscal 2009 compared to the prior year, increase in tax benefit related to a release of FIN 48 liabilities as a result of an expiration of statute of limitations of approximately $2.6 million, increase in tax credits related to qualifying research expenditures of approximately $3.1 million, and a decrease in tax resulting from the incremental tax expense of approximately $58.5 million for the prepayment of royalty made in fiscal 2008. Over time, we anticipate our effective tax rate will decrease.

Fiscal 2008 versus Fiscal 2007

Net Revenues. Net revenues for fiscal 2008 increased approximately $18.1 million, or 4%, to approximately $488.3 million, compared to approximately $470.2 million in fiscal 2007.

Net Revenues by Product Line

From a product line perspective, net revenues generated from our HSPs for fiscal years 2008 and 2007 represented the majority of our net revenues. Our net revenues by product line were as follows:

	Net Revenues by Product Line					
	2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
	(Dollars in thousands)					
Host Server Products	$352,687	72%	$357,279	76%	$ (4,592)	(1)%
Embedded Storage Products	134,858	28	107,578	23	27,280	25%
Other	756	—	5,330	1	(4,574)	(86)%
Total net revenues	$488,301	100%	$470,187	100%	$18,114	4%

Net Revenues by Major Customers

In addition to direct sales, some of our larger OEM customers purchased or marketed products indirectly through distributors, resellers or other third parties. If these indirect sales are purchases of customer-specific models, we are able to track these sales. However, if these indirect sales are purchases of our standard models, we are not able to distinguish them by OEM customer. Customers whose direct net revenues, or total direct and indirect net revenues (including customer-specific models purchased or marketed indirectly through distributors, resellers and other third parties), exceeded 10% of our net revenues were as follows:

Net Revenues by Major Customers	Direct Revenues		Total Direct and Indirect Revenues(2)	
	2008	2007	2008	2007
Net revenue percentage(1)				
EMC	—	—	18%	18%
Hewlett-Packard	15%	13%	15%	13%
IBM	21%	22%	28%	25%
Info X	14%	17%	—	—

(1) Amounts less than 10% are not presented.

(2) Customer-specific models purchased or marketed indirectly through distributors, resellers, and other third parties are included with the OEM's revenues in these columns rather than as revenue for the distributors, resellers or other third parties.

Direct sales to our top five customers accounted for approximately 61% and 64% of total net revenues for fiscal years 2008 and 2007, respectively, and we expect to be similarly concentrated in the future. Our net revenues from our customers can be significantly impacted by changes to our customers' business and their business models.

Net Revenues by Sales Channel

From a sales channel perspective, net revenues generated from OEM customers were approximately 75% of net revenues and sales through distribution were approximately 25% in fiscal 2008 compared to net revenues from OEM customers of approximately 71% and sales through distribution of approximately 29% in fiscal 2007. The increase in OEM net revenues was mainly due to the increase in ESP net revenues which are mainly through OEMs. Net revenues by sales channel were as follows:

	Net Revenues by Sales Channel					
	2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
	(Dollars in thousands)					
OEM	$366,717	75%	$335,562	71%	$ 31,155	9%
Distribution	121,044	25%	134,322	29%	(13,278)	(10)%
Other	540	—	303	—	237	78%
Total net revenues	$488,301	100%	$470,187	100%	$ 18,114	4%

We believe that our net revenues are being generated primarily as a result of product certifications and qualifications with our OEM customers, which take products directly and indirectly through distribution and contract manufacturers. We view product certifications and qualifications as an important indicator of future revenue opportunities and growth for the Company. However, product certifications and qualifications do not necessarily ensure continued market acceptance of our products by our OEM customers. It is also very difficult to determine the future impact, if any, of product certifications and qualifications on our revenues.

Net Revenues by Geographic Territory

For fiscal 2008, United States net revenues decreased by approximately $21.9 million to $197.1 million from $219.0 million in fiscal 2007. For fiscal 2008, international net revenues (Asia Pacific and Europe, Middle East, Africa and rest of the world) increased by approximately $40.0 million to $291.2 million from $251.2 million in fiscal 2007. Our net domestic and international revenues based on billed-to location were as follows:

	Net Domestic and International Revenues					
	2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Change
	(Dollars in thousands)					
United States	$197,063	40%	$218,996	47%	$(21,933)	(10)%
Asia Pacific	125,392	26%	80,637	17%	44,755	56%
Europe, Middle East, Africa, and rest of the world	165,846	34%	170,554	36%	(4,708)	(3)%
Total net revenues	$488,301	100%	$470,187	100%	$ 18,114	4%

We believe the higher growth rate in net international revenue was mainly due to an increase in products being sourced by our customers to locations outside the United States combined with the increase in ESP revenues, which is mainly sourced to international locations. However, as we sell to OEMs and distributors who ultimately resell our products to their customers, the geographic mix of our net revenues may not be reflective of the geographic mix of end-user demand or installations.

Gross Profit. Gross profit consists of net revenues less cost of sales. Cost of sales includes the cost of production of finished products, amortization expense related to core technology and developed technology intangible assets as well as support costs and other expenses related to inventory management, manufacturing quality, and order fulfillment. Our gross profit for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Gross Profit					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$301,224	62%	$274,608	58%	$26,616	3%

Cost of sales included approximately $23.0 million and $25.8 million of amortization of technology intangible assets for fiscal years 2008 and 2007, respectively. Also included in cost of sales for fiscal 2008 is a $3.1 million impairment charge compared to a $0.2 million impairment charge recorded during fiscal 2007. The fiscal 2008 impairment charge was related to a developed technology intangible asset from the Aarohi acquisition. The initial value ascribed to this developed technology intangible asset was based primarily on forecasted revenues from products we no longer plan to place into production. We recorded this impairment charge to reduce the carrying value of this developed technology intangible asset to the estimated fair value of zero. Further, approximately $1.3 million and $1.1 million of share-based compensation expense were included in cost of sales in fiscal years 2008 and 2007, respectively. Fiscal 2007 cost of sales included approximately $2.0 million related to the mark up to fair value on inventory acquired in the Sierra Logic acquisition and subsequently sold, as required by Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." In addition, the Company recorded an approximately $2.9 million charge in fiscal 2008 compared to an approximately $3.3 million charge for excess and obsolete inventory primarily associated with older generation HSPs in fiscal 2007. Gross margin increased to approximately 62% in fiscal 2008 compared to approximately 58% in fiscal 2007 primarily due to our focused efforts on consolidating and streamlining our supply chain, higher dual channel product mix which has a higher gross margin, and the items discussed above.

Engineering and Development. Engineering and development expenses consisted primarily of salaries and related expenses for personnel engaged in the design, development, and technical support of our products. These expenses included third-party fees paid to consultants, prototype development expenses, and computer service costs related to supporting computer tools used in the engineering and design process. Our engineering and development expense for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Engineering and Development					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$129,232	26%	$117,833	25%	$11,399	1%

Engineering and development expenses for fiscal 2008 compared to fiscal 2007 increased approximately $11.4 million, or 10%. Approximately $12.0 million and $12.9 million of share-based compensation expense were included in engineering and development costs in fiscal years 2008 and 2007, respectively. As a result of our ongoing growth and diversification strategy, we invested significantly in new product development and related headcount growth. Engineering and development headcount increased to 511 at the end of fiscal 2008 from 446 at the end of fiscal 2007. This expanded headcount resulted in an increase of approximately $7.9 million in salary and related expenses. The remaining incremental increase in engineering and development expenses during fiscal 2008 were primarily related to increases in expensed software costs of approximately $1.5 million, prototype expenses and third-party fees paid to consultants of approximately $1.2 million, and fiscal 2008 included a full year of the Sierra Logic acquisition.

Selling and Marketing. Selling and marketing expenses consisted primarily of salaries, commissions, and related expenses for personnel engaged in the marketing and sales of our products, as well as trade shows, product literature, promotional support costs, and other advertising related costs. Our selling and marketing expense for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Selling and Marketing					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$57,946	12%	$47,870	10%	$10,076	2%

Selling and marketing expenses for fiscal 2008 compared to fiscal 2007 increased approximately $10.1 million, or 21%. Approximately $5.6 million of share-based compensation expense were included in selling and marketing costs in both fiscal 2008 and 2007. As we have expanded our worldwide distribution efforts in connection with our growth initiatives, selling and marketing headcount increased to 145 at the end of fiscal 2008 compared to 127 at the end of fiscal 2007. This resulted in an increase of approximately $3.8 million in salary and related expenses. The remaining incremental increase in selling and marketing expenses during fiscal 2008 were primarily related to increases in advertising and trade shows expense of approximately $2.0 million, travel related expenses of approximately $1.1 million, and outside services of approximately $0.5 million.

General and Administrative. Ongoing general and administrative expenses consisted primarily of salaries and related expenses for executives, financial accounting support, human resources, administrative services, professional fees, and other corporate expenses. Our general and administrative expense for fiscal 2008 and fiscal 2007 were as follows (in thousands):

General and Administrative					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$38,531	8%	$31,416	7%	$7,115	1%

General and administrative expenses for fiscal 2008 compared to fiscal 2007 increased approximately $7.1 million, or 23%. Approximately $10.1 million and $8.5 million of share-based compensation expense were included in general and administrative costs in fiscal 2008 and 2007, respectively. General and administrative headcount increased to 130 at the end of fiscal 2008 compared to 112 at the end of fiscal 2007. This resulted in an increase of approximately $2.2 million in salary and related expenses. The remaining incremental increase in general and administrative expenses during fiscal 2008 were primarily related to severance and associated costs of approximately $1.2 million, increases in depreciation of approximately $1.1 million and rent of approximately $0.7 million.

Amortization of Other Intangible Assets. Amortization of other intangible assets includes the amortization of intangible assets such as patents, customer relationships, tradenames, and covenants not-to-compete with estimable lives. Our amortization of expense for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Amortization of Other Intangible Assets					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$9,260	2%	$12,082	3%	$(2,822)	(1)%

Amortization of other intangible assets for fiscal 2008 compared to fiscal 2007 decreased approximately $2.8 million, or 23%. The decrease was primarily due to amortization in full of certain intangible assets acquired in prior acquisitions as well as impairment of various intangible assets.

Impairment of Other Intangible Assets. Impairment of other intangible assets represents impairment charges recorded in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). Our impairment of other intangible assets for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Impairment of Other Intangible Assets					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$—	—	$2,001	—	$(2,001)	—

No impairment of other intangible assets was recorded during fiscal 2008. During fiscal 2007, we recorded an impairment charge of approximately $2.0 million related to the customer relationships intangible asset from the Aarohi acquisition.

In-Process Research and Development. Purchased in-process research and development expense relates to acquisitions. Our in-process research and development expense for fiscal 2008 and fiscal 2007 were as follows (in thousands):

In-Process Research and Development					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$ —	—	$19,225	4%	$(19,225)	(4)%

No in-process research and development expense was recorded during fiscal 2008. The Company accounted for the acquisition of Sierra Logic under the purchase method of accounting in accordance with SFAS No. 141 and recorded approximately $21.8 million for purchased in-process research and development expense during fiscal 2007. This charge was partially offset by purchase price allocation revisions of approximately $2.6 million related to the Aarohi acquisition.

Nonoperating Income, net. Nonoperating income, net, consisted primarily of interest income, interest expense, and other non-operating income and expense items. Our nonoperating income, net for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Nonoperating Income, Net					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$11,662	2%	$14,902	3%	$(3,240)	(1)%

Our nonoperating income, net, for fiscal 2008 compared fiscal 2007 decreased approximately $3.2 million, or 22%. We recorded an impairment charge of approximately $5.0 million related to an investment in an early stage, privately held, company in the storage networking industry in fiscal 2007. The net decrease was mainly due to lower interest rate on investments, partially offset by lower interest expense as a result of the retirement of our convertible subordinated notes on December 15, 2006.

Income taxes. Income taxes for fiscal 2008 and fiscal 2007 were as follows (in thousands):

Income Taxes					
2008	Percentage of Net Revenues	2007	Percentage of Net Revenues	Increase/ (Decrease)	Percentage Points Change
$84,988	17%	$29,649	6%	$55,339	11%

Income taxes for fiscal 2008 compared to fiscal 2007 increased approximately $55.3 million, or 187%. Our effective tax rate was approximately 109% for fiscal 2008 compared to approximately 50% for fiscal 2007. The change in our effective tax rate was mainly due to the impact of approximately $58.5 million of incremental U.S. tax expense associated with the implementation of our global initiatives during fiscal 2008. See Global Initiatives in Part II, Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information. The incremental U.S. tax expense was the result of the licensing of the intellectual property related to all our manufactured products from the U.S. parent company to a wholly owned subsidiary outside the U.S. The terms of the license contract included an upfront non-cancelable and non-exclusive royalty payment for fiscal 2008 and future royalty payments that are based on a percentage of future sales. In addition, there was a decrease to the effective tax rate due to the release of FIN 48 liabilities of approximately $2.7 million primarily as a result of the expiration of the statute of limitations during fiscal 2008 that was partially offset by the expiration of the research and development credit.

Critical Accounting Policies

The preparation of the consolidated financial statements requires estimation and judgment that affect the reported amounts of net revenues, expenses, assets, and liabilities in accordance with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying values of assets and liabilities. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties. Changes in judgments and uncertainties could potentially result in materially different results under different assumptions and conditions. If these estimates differ significantly from actual results, the impact to the consolidated financial statements may be material.

We believe the following are critical accounting policies and require us to make significant judgments and estimates in the preparation of our consolidated financial statements: revenue recognition; warranty; allowance for doubtful accounts; intangibles and other long-lived assets; inventories; goodwill; income taxes; and stock-based compensation.

Revenue Recognition. We generally recognize revenue at the time of shipment when title and risk of loss have passed, evidence of an arrangement has been obtained, pricing is fixed or determinable, and collectibility has been reasonably assured (Basic Revenue Recognition Criteria). We make certain sales through two tier distribution channels and have various distribution agreements with selected distributors and Master Value Added Resellers (collectively, the Distributors). These distribution agreements may be terminated upon written notice by either party. Additionally, these Distributors are generally given privileges to return a portion of inventory and to participate in price protection and cooperative marketing programs. Therefore, we recognize revenue on our standard products sold to our Distributors based on data received from the Distributors which management uses to approximate the point that these products have been resold by the Distributors. OEM-specific models sold to our Distributors are governed under the related OEM agreements rather than under these distribution agreements. We recognize revenue at the time of shipment for OEM specific products shipped to the Distributors when the Basic Revenue Recognition Criteria have been met. Additionally, we maintain accruals and allowances for price protection and various other marketing programs. We account for these incentive programs in accordance with Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Accordingly, we classify the costs of these programs based on the benefit received, if applicable, as a reduction of revenue, a cost of sale, or an operating expense.

Warranty. We provide a warranty of between one and five years on our products. We record a provision for estimated warranty related costs at the time of sale based on historical product return rates and management's estimates of expected future costs to fulfill our warranty obligations. We evaluate our ongoing warranty obligation on a quarterly basis.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts based upon historical write-offs as a percentage of net revenues and management's review of outstanding accounts receivable. Amounts due from customers are charged against the allowance for doubtful accounts when management believes that collectibility of the amount is unlikely. Although we have not historically experienced significant losses on accounts receivable, our accounts receivable are concentrated with a small number of customers. Consequently, any write-off associated with one of these customers could have a significant impact on our allowance for doubtful accounts and results of operations.

Intangible Assets and Other Long-Lived Assets. Intangible assets resulting from acquisitions are carried at cost less accumulated amortization, impairment charges, and deferred compensation adjustments, if any. For assets with determinable useful lives, amortization is computed using the straight-line method over the estimated economic lives of the respective intangible assets, ranging from four to seven years. We assess whether our long-lived assets, including intangible assets, should be tested for recoverability at least annually and whenever events or circumstances indicate that their carrying value may not be recoverable. The amount of impairment, if any, is measured based on fair value, which is determined using projected discounted future operating cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

Inventories. Inventories are stated at the lower of cost on a first-in, first-out basis or market. We use a standard cost system for purposes of determining cost. The standards are adjusted periodically to represent actual cost. We regularly compare forecasted demand and the composition of the forecast against inventory on hand and open purchase commitments in an effort to ensure the carrying value of inventory does not exceed net realizable value. Accordingly, we may have to record reductions to the carrying value of excess and obsolete inventory if forecasted demand decreases.

Goodwill. We account for goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the assets might be impaired. Management considers our business as a whole to be its reporting unit for purposes of testing for impairment. This impairment test is performed annually during the fiscal fourth quarter.

A two-step test is used to identify the potential impairment and to measure the amount of goodwill impairment, if any. The first step is to compare the fair value of the reporting unit (including a reasonable control premium, if needed) with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

The global economic slowdown has resulted in decreased spending in general, and in the technology sector specifically. During the three months ended March 29, 2009, the Company's market capitalization was below the carrying value of stockholders' equity, an indicator that our goodwill may be impaired. However, subsequent to March 29, 2009, our stock price recovered resulting in a market capitalization higher than the carrying value of stockholders' equity. Consistent with the requirements of SFAS No. 142, the Company performed an interim assessment to determine if a triggering event had occurred since its last interim assessment related to the fiscal quarter ended December 28, 2008. This analysis considered both external and company-specific factors and resulted in a conclusion that is was not more likely than not that goodwill was impaired as of March 29, 2009. During the annual goodwill impairment test performed in the fourth quarter of fiscal 2009, the Company again compared the fair value of the reporting unit with its carrying value and determined that there was no impairment since the fair value (based on the quoted market price) of the reporting unit exceeded its carrying value. However, it is considered at least reasonably possible that the Company's determination that goodwill is not impaired could change in the near term should the global economic slowdown continue or accelerate.

Income Taxes. We account for income taxes using the asset and liability method, under which we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss and tax credit carryforwards. Tax positions that meet a more-likely-than-not recognition threshold are recognized in the financial statements.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As a multinational corporation, we are subject to complex tax laws and regulations in various jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional liabilities or potentially to reverse previously recorded tax liabilities.

Stock-Based Compensation. We account for our stock-based awards to employees and non-employees using the fair value method as required by SFAS No. 123R, "Share-Based Payment." We used the modified prospective transition method when we adopted SFAS No. 123R in fiscal 2006 which provides for only the current and future period stock-based awards to be measured and recognized at fair value. Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The fair value of each unvested stock award or unvested stock unit is determined based on the closing price of our common stock at grant date. For stock options, the measurement of stock-based compensation cost is based on several criteria including, but not limited to, the valuation model used and associated input factors such as expected term of the award, stock price volatility, dividend rate, risk free interest rate, and award forfeiture rate. The input factors to use in the valuation model are based on subjective future expectations combined with management judgment. If there is a difference between the forfeiture assumptions used in determining stock-based compensation costs and the actual forfeitures, which become known over time, we may change the input factors used in determining stock-based compensation costs. These changes may materially impact our results of operations in the period such changes are made. See Note 12 in the accompanying notes to consolidated financial statements contained elsewhere herein for additional information and related disclosures.

Litigation Costs. In accordance with SFAS No. 5 "Accounting for Contingencies," we record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated. Legal and other litigation related costs are recognized as the services are provided. We record insurance recoveries for litigation costs which for which both conditions are met: (i) the recovery is probable and (ii) collectability is reasonably assured. The insurance recoveries recorded are only to the extent the litigation costs have been incurred and recognized in the financial statements; however, it is reasonably possible that the actual recovery may be significantly different from our estimates. There are many uncertainties associated with any litigation, and we cannot provide assurance that these actions or other third party claims against us will be resolved without costly litigation and/or substantial settlement charges. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected.

Recently Adopted and Recently Issued Accounting Standards

See Note 1 of Notes to Consolidated Financial Statements for a description of the recently adopted and recently issued accounting standards.

Liquidity and Capital Resources

At June 28, 2009, we had approximately $354.3 million in working capital and approximately $302.4 million in cash and cash equivalents and current investments. At June 29, 2008, we had approximately $369.4 million in working capital and approximately $350.2 million in cash and cash equivalents and current investments. We maintain an investment portfolio of various security holdings, types, and maturities. We invest in instruments that meet credit quality standards in accordance with our investment guidelines. We limit our exposure to any one issuer or type of investment with the exception of U.S. Government issued or U.S. Government sponsored entity securities. Our investments were virtually all U.S. Government issued or U.S. Government sponsored entity securities as of June 28, 2009 and we did not hold any auction rate securities or direct investments in mortgage-backed securities. We have primarily funded our cash needs from continuing operations. As part of our global initiatives, we currently plan to continue our strategic investment in research and development, sales and marketing, capital equipment, and facilities. We may also consider internal and external investment opportunities in order to achieve growth our growth and market leadership goals, including licensing and joint-development agreements with our suppliers and other third parties. In our first quarter of fiscal 2010, we made a payment of approximately $20.0 million as part of our patent licensing arrangement for technology that will be utilized in some of our future products.

In addition, in December 2006, we announced our Board of Directors had authorized the repurchase of up to $150.0 million of our outstanding common stock over the next two years. In early August 2008, our Board of Directors approved approximately $39.9 million of common stock repurchases, which was the remaining amount available under the December 2006 plan. During fiscal 2009, we repurchased approximately 2.9 million shares of our common stock for an aggregate purchase price of approximately $39.9 million or an average of $13.81 per share fully utilizing the December 2006 plan. In early August 2008, our Board of Directors authorized a new plan to repurchase up to $100.0 million of our outstanding common stock. In April 2009, upon receipt of an unsolicited takeover proposal and related tender offer of Broadcom Corporation to acquire us, our Board of Directors elected to temporarily suspend any activity under the share repurchase plan. In light of Broadcom's announcement of its decision to allow its tender offer to expire on July 14, 2009, Emulex's Board of Directors elected to reactivate the $100.0 million share repurchase plan effective July 15,

2009. Through June 28, 2009, no repurchases were made under this plan. From June 29, 2009 through August 21, 2009, the Company has repurchased 2.0 million shares of its common stock for an aggregate purchase price of approximately $18.2 million or an average of $9.10 per share under this plan.

We believe that our existing cash and cash equivalents, current investments, and anticipated cash flows from operating activities will be sufficient to support our working capital needs and capital expenditure requirements for at least the next 12 months. We currently do not have any outstanding lines of credit or other borrowings.

Cash provided by operating activities during fiscal 2009 was approximately $34.0 million compared to approximately $142.1 million for fiscal 2008. The current period cash provided by operating activities was primarily due to net income of approximately $7.5 million before adjustments for amortization of intangible assets of approximately $24.3 million, share-based compensation expense of approximately $23.1 million, and depreciation and amortization of approximately $22.3 million, a decrease in accounts and other receivables of approximately $10.3 million and a decrease in inventories of approximately $8.7 million, partially offset by payments of income taxes of approximately $63.0 million.

Cash provided by investing activities during fiscal 2009 was approximately $78.6 million compared to cash provided by investing activities during fiscal 2008 of approximately $36.7 million. The current period increase in cash from investing activities was primarily due to maturities of investments which were reinvested in shorter term investments classified as cash equivalents, partially offset by a note receivable issuance of approximately $15.0 million. We anticipate continued investment in property and equipment expenditures in the future as we continue to implement our global initiatives and grow our company.

Cash used in financing activities for fiscal 2009 was approximately $35.4 million compared to approximately $30.8 million for fiscal 2008. The current period usage of cash was primarily due to the purchase of treasury stock of approximately $39.9 million partially offset by cash received from the issuances of common stock under stock plans of approximately $7.1 million. The lower proceeds from issuance of common stock under stock plans was primarily due to the decrease in our stock price resulting in lower number of stock options exercised during fiscal 2009.

We have disclosed outstanding legal proceedings in Note 11 to our consolidated financial statements. Currently, we believe the final resolution of outstanding litigation will not have a material adverse effect on the Company's liquidity or capital resources.

The following summarizes our contractual obligations as of June 28, 2009, and the effect such obligations are expected to have on our liquidity in future periods:

	Payments Due by Period						
	Total	2010	2011	2012	2013	2014	Thereafter
	(In thousands)						
Leases(1)	$17,656	$ 6,104	$ 5,949	$3,942	$1,661	—	—
Purchase commitments(2)	33,762	33,178	584	—	—	—	—
Other commitments(3)	18,103	9,069	9,031	3	—	—	—
Total	$69,521	$48,351	$15,564	$3,945	$1,661	$—	$—

(1) Lease payments include common area maintenance (CAM) charges.

(2) Consists primarily of commitments to purchase inventory.

(3) Consists primarily of commitments to purchase non-recurring engineering services but excludes approximately $31.3 million of unrecognized tax benefits under FIN 48 for which we cannot make a reasonably reliable estimate of the period of payment. See Note 13 to our consolidated financial statements.

Item 7A. *Qualitative and Quantitative Disclosures about Market Risk.*

Interest Rate Sensitivity

Our cash and cash equivalents are not subject to significant interest rate risk due to their short terms to maturity. As of June 28, 2009, the carrying value of our cash and cash equivalents approximated fair value.

As of June 28, 2009, our investment portfolio consisted primarily of fixed income securities of approximately $8.3 million. We have the positive intent and ability to hold these securities to maturity. We did not hold any auction rate securities or direct investments in mortgage-backed securities as of June 28, 2009.

The fair market value of our investment portfolio is subject to interest rate risk and would decline in value if market interest rates increased. If market interest rates were to increase immediately and uniformly by 10% from the levels existing as of June 28, 2009, the decline in the fair value of the portfolio would not be material to our financial position, results of operations and cash flows. However, if interest rates decreased and securities within our portfolio were re-invested in securities with lower interest rates, interest income would decrease in the future.

Item 8. *Financial Statements and Supplementary Data.*

The information required by this Item is included herein as part of Part IV — Item 15(a) Financial Statements and Schedules of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of June 28, 2009.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of June 28, 2009.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, that occurred during the fourth quarter of fiscal 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance.*

There is incorporated herein by reference the information required by this Item in the Company's definitive proxy statement for the 2009 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the close of the year ended June 28, 2009. See Part I, Item 1 — "Executive Officers of the Registrant" for information regarding the executive and certain other officers of the Company or its principal operating subsidiaries.

We have adopted the Emulex Corporation Business Ethics and Confidentiality Policy (the Code of Ethics), a code of ethics that applies to all of our directors and officers, including our President and Chief Executive Officer, Chief Financial Officer, Corporate Controller, and other finance organization employees. This Code of Ethics is publicly available on our website at www.emulex.com. If we make any substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to our President and Chief Executive Officer, Chief Financial Officer or Corporate Controller, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Item 11. *Executive Compensation.*

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2009 Annual Meeting of Stockholders that will be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year ended June 28, 2009.

Item 12. *Security Ownership of Certain Beneficial Owners and Management.*

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2009 Annual Meeting of Stockholders that will be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year ended June 28, 2009.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans as of June 28, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Related in Column (a)) (c)
Equity compensations plans approved by security holders(1)	11,434,624	$22.28	4,871,165(4)
Employee stock purchase plan approved by security holders(2)	—	—	1,312,460
Equity compensations plans not approved by security holders(3)	745,780	$12.53	10,828
Total	12,180,404	$21.68	6,194,453

(1) Consists of the Emulex Corporation Employee Stock Option Plan, the Emulex Corporation 2005 Equity Incentive Plan, the Emulex Corporation 2004 Employee Stock Incentive Plan, and the Emulex Corporation 1997 Stock Option Plan for Non-Employee Directors.

(2) The Emulex Employee Stock Purchase Plan enables employees to purchase our common stock at a 15% discount to the lower of market value at the beginning or end of each six month offering period. As such, the number of shares that may be issued during a given six month period and the purchase price of such shares cannot be determined in advance. See Note 12 to our Consolidated Financial Statements.

(3) Consists of the Sierra Logic, Inc. (Sierra Logic) 2001 Stock Option Plan, Aarohi Communications Inc. (Aarohi) 2001 Stock Option Plan, the Vixel Corporation (Vixel) 2000 Non-Officer Equity Incentive Plan, the Vixel Corporation 1999 Equity Incentive Plan, the Vixel Corporation Amended and Restated 1995 Stock Option Plan, and the Giganet, Inc. (Giganet) 1995 Stock Option Plan. Options issued under these plans were converted into options to purchase Emulex Corporation common stock as a result of the acquisitions of Sierra Logic, Aarohi, Vixel, and Giganet.

(4) Includes net unvested stock granted of 2,721,606 shares that are not deemed issued for accounting purposes until vested.

Item 13. *Certain Relationships and Related Transactions.*

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2009 Annual Meeting of Stockholders that will be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year ended June 28, 2009.

Item 14. *Principal Accountant Fees and Services.*

There is incorporated herein by reference the information required by this Item in our definitive proxy statement for the 2009 Annual Meeting of Stockholders that will be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year ended June 28, 2009.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Financial Statements and Schedules

1. *Consolidated Financial Statements*

The consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.

2. *Financial Statement Schedule*

The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.

3. *Exhibits*

See Item 15(b) below.

(b) Exhibits

See Exhibit Index attached to this report and incorporated herein by this reference.

EMULEX CORPORATION AND SUBSIDIARIES

ANNUAL REPORT — FORM 10-K
Items 8, 15(a)(1) and 15(a)(2)
Index to Consolidated Financial Statements and Schedule
June 28, 2009, June 29, 2008, and July 1, 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

All other schedules are omitted because the required information is not applicable or the information is presented in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Emulex Corporation:

We have audited the accompanying consolidated balance sheets of Emulex Corporation and subsidiaries as of June 28, 2009 and June 29, 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 28, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emulex Corporation and subsidiaries as of June 28, 2009 and June 29, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended June 28, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes in fiscal 2008 due to the adoption of a new accounting pronouncement.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Emulex Corporation's internal control over financial reporting as of June 28, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 21, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Irvine, California
August 21, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Emulex Corporation:

We have audited Emulex Corporation's internal control over financial reporting as of June 28, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emulex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Emulex Corporation maintained, in all material respects, effective internal control over financial reporting as of June 28, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Emulex Corporation and subsidiaries as of June 28, 2009 and June 29, 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 28, 2009, and our report dated August 21, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Irvine, California
August 21, 2009

EMULEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
June 28, 2009 and June 29, 2008

	2009	2008
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 294,136	$ 217,017
Investments	8,289	133,182
Accounts and other receivables, net of allowance for doubtful accounts of $1,553 and $1,753 at June 28, 2009 and June 29, 2008, respectively	51,566	61,634
Inventories	10,665	19,336
Prepaid income taxes	17,083	26
Prepaid expenses and other current assets	8,021	5,079
Deferred income taxes	16,793	20,773
Total current assets	406,553	457,047
Property and equipment, net	74,794	73,580
Investments	—	150
Goodwill	87,840	87,843
Intangible assets, net	42,990	67,299
Deferred income taxes	16,002	5,481
Other assets	30,739	7,656
Total Assets	$ 658,918	$ 699,056
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 28,786	$ 23,714
Accrued liabilities	23,454	26,363
Income taxes payable	—	37,528
Total current liabilities	52,240	87,605
Other liabilities	5,826	3,633
Accrued taxes	31,408	31,979
Total Liabilities	89,474	123,217
Commitments and contingencies (Note 11)		
Subsequent events (Notes 5, 11, 12)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized (150,000 shares designated as Series A Junior Participating Preferred Stock); none issued and outstanding	—	—
Common stock, $0.10 par value; 240,000,000 shares authorized; 89,668,255 and 88,113,322 issued at June 28, 2009 and June 29, 2008, respectively	8,967	8,811
Additional paid-in capital	1,106,990	1,080,722
Accumulated deficit	(396,070)	(403,614)
Accumulated other comprehensive (loss) income	(443)	7
Treasury stock, at cost; 8,550,971 and 5,660,337 shares at June 28, 2009 and June 29, 2008, respectively	(150,000)	(110,087)
Total stockholders' equity	569,444	575,839
Total Liabilities and Stockholders' Equity	$ 658,918	$ 699,056

See accompanying notes to consolidated financial statements.

EMULEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended June 28, 2009, June 29, 2008, and July 1, 2007

	2009	2008	2007
	(In thousands, except per share data)		
Net revenues	$378,222	$488,301	$470,187
Cost of sales	146,465	187,077	195,579
Gross profit	231,757	301,224	274,608
Operating expenses:			
Engineering and development	129,795	129,232	117,833
Selling and marketing	53,460	57,946	47,870
General and administrative	41,888	38,531	31,416
Amortization of other intangible assets	5,337	9,260	12,082
Impairment of other intangible assets	—	—	2,001
In-process research and development	—	—	19,225
Total operating expenses	230,480	234,969	230,427
Operating income	1,277	66,255	44,181
Nonoperating income, net:			
Interest income	4,362	11,672	20,000
Interest expense	(29)	(27)	(1,179)
Other (expense) income, net	(4)	17	(3,919)
Total nonoperating income, net	4,329	11,662	14,902
Income before income taxes	5,606	77,917	59,083
Income tax (benefit) provision	(1,938)	84,988	29,649
Net income (loss)	$ 7,544	$ (7,071)	$ 29,434
Net income (loss) per share:			
Basic	$ 0.09	$ (0.09)	$ 0.35
Diluted	$ 0.09	$ (0.09)	$ 0.34
Number of shares used in per share computations:			
Basic	80,440	82,147	84,545
Diluted	81,879	82,147	89,089

See accompanying notes to consolidated financial statements.

EMULEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years ended June 28, 2009, June 29, 2008, and July 1, 2007

	Common Stock						
	Shares Out-standing	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Comprehensive Income/ (Loss)	Treasury Stock	Total Stock-holders' Equity
Balance at July 2, 2006	84,455,809	$8,446	$ 979,893	$(431,416)	$ (10)	$ —	$556,913
Net income	—	—	—	29,434	—	—	29,434
Foreign currency translation adjustment	—	—	—	—	74	—	74
Comprehensive income	—	—	—	—	—	—	29,508
Share-based compensation expense	—	—	28,057	—	—	—	28,057
Options issued to purchase Sierra Logic, Inc., net of securities registration costs	—	—	7,410	—	—	—	7,410
Stock awards vested	101,900	10	(10)	—	—	—	—
Common stock withheld for taxes	(25,602)	(2)	(540)	—	—	—	(542)
Exercise of stock options	2,130,320	213	18,823	—	—	—	19,036
Tax benefit from exercise of stock options	—	—	7,951	—	—	—	7,951
Issuance of common stock under employee stock purchase plan	244,113	24	3,637	—	—	—	3,661
Purchase of treasury stock	(3,589,278)	—	—	—	—	(70,087)	(70,087)
Balance at July 1, 2007	83,317,262	8,691	1,045,221	(401,982)	64	(70,087)	581,907
Net loss	—	—	—	(7,071)	—	—	(7,071)
Foreign currency translation adjustment	—	—	—	—	(57)	—	(57)
Comprehensive loss	—	—	—	—	—	—	(7,128)
Cumulative effect of adoption of FIN 48	—	—	(3,095)	5,439	—	—	2,344
Share-based compensation expense	—	—	29,008	—	—	—	29,008
Stock awards vested	450,836	45	(45)	—	—	—	—
Common stock withheld for taxes	(150,417)	(15)	(2,667)	—	—	—	(2,682)
Exercise of stock options	594,542	59	5,835	—	—	—	5,894
Tax benefit from exercise of stock options	—	—	1,965	—	—	—	1,965
Issuance of common stock under employee stock purchase plan	311,821	31	4,500	—	—	—	4,531
Purchase of treasury stock	(2,071,059)	—	—	—	—	(40,000)	(40,000)
Balance at June 29, 2008	82,452,985	8,811	1,080,722	(403,614)	7	(110,087)	575,839
Net income	—	—	—	7,544	—	—	7,544
Foreign currency translation adjustment	—	—	—	—	(450)	—	(450)
Comprehensive income	—	—	—	—	—	—	7,094
Share-based compensation expense	—	—	23,095	—	—	—	23,095
Stock awards vested	805,379	81	(81)	—	—	—	—
Common stock withheld for taxes	(267,789)	(27)	(2,854)	—	—	—	(2,881)
Exercise of stock options	364,405	37	1,892	—	—	—	1,929
Tax shortfall from exercise of stock options	—	—	(854)	—	—	—	(854)
Issuance of common stock under employee stock purchase plan	652,938	65	5,070	—	—	—	5,135
Purchase of treasury stock	(2,890,634)	—	—	—	—	(39,913)	(39,913)
Balance at June 28, 2009	81,117,284	$8,967	$1,106,990	$(396,070)	$(443)	$(150,000)	$569,444

See accompanying notes to consolidated financial statements.

EMULEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
June 28, 2009, June 29, 2008, and July 1, 2007

	2009	2008	2007
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 7,544	$ (7,071)	$ 29,434
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	22,322	19,113	17,654
Amortization of discount on convertible subordinated notes	—	—	823
Share-based compensation expense	23,108	29,002	28,030
Amortization of intangible assets	24,257	32,302	37,887
Impairment of strategic investment and related note receivable	—	—	4,975
Accrued interest income, net	556	(437)	—
In-process research and development expense	—	—	19,225
(Gain) loss on disposal of property and equipment	(61)	128	148
Impairment of property and equipment	163	—	—
Deferred income taxes	(6,521)	(3,167)	(2,960)
Excess tax benefits from share-based compensation	(310)	(1,411)	(6,809)
Impairment of intangible assets	—	3,097	2,175
Foreign currency adjustments	42	(28)	(210)
Provision for losses on accounts and other receivables	(200)	—	—
Changes in assets and liabilities:			
Accounts and other receivables, net	10,260	5,895	(3,598)
Inventories	8,685	9,632	(2,309)
Prepaid expenses and other assets	(4,833)	(2,656)	325
Accounts payable, accrued liabilities, and other liabilities	4,863	325	2,292
Accrued taxes	(571)	11,670	—
Income taxes payable and prepaid income taxes	(55,326)	45,721	2,811
Net cash provided by operating activities	33,978	142,115	129,893
Cash flows from investing activities:			
Net proceeds from sale of property and equipment	176	85	76
Additions to property and equipment	(24,673)	(27,748)	(13,141)
Payments for purchase of Sierra Logic, Inc., net of cash acquired	—	—	(134,188)
Restricted cash placed in escrow related to Sierra Logic, Inc. acquisition	—	—	(24,316)
Investment in and loans to privately-held companies	(20,932)	(5,000)	(4,975)
Purchases of investments	(97,715)	(794,960)	(2,234,859)
Maturities of investments	221,741	864,353	2,406,728
Net cash provided by (used in) investing activities	78,597	36,730	(4,675)
Cash flows from financing activities:			
Retirement of debt assumed in conjunction with Sierra Logic, Inc. acquisition	—	—	(3,425)
Retirement of convertible subordinated notes	—	—	(236,000)
Proceeds from issuance of common stock under stock plans	7,064	10,425	22,697
Repurchase of common stock	(39,913)	(40,000)	(70,087)
Tax withholding payments reimbursed by common stock	(2,881)	(2,682)	(542)
Excess tax benefits from share-based compensation	310	1,411	6,809
Net cash used in financing activities	(35,420)	(30,846)	(280,548)
Effect of exchange rates on cash and cash equivalents	(36)	(18)	74
Net increase (decrease) in cash and cash equivalents	77,119	147,981	(155,256)
Cash and cash equivalents at beginning of year	217,017	69,036	224,292
Cash and cash equivalents at end of year	$294,136	$ 217,017	$ 69,036

See accompanying notes to consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

Description of Business

Emulex Corporation (Emulex or the Company), a Delaware corporation, creates enterprise-class products that connect storage, servers and networks. Emulex supplies a broad range of advanced storage networking infrastructure solutions. The Company's products and technologies leverage flexible multi protocol architectures that extend from deep within the storage array to the server edge of storage area networks (SANs). Emulex's storage networking offerings include host bus adapters (HBAs), mezzanine cards for blade servers, Universal Converged Network Adapters (UCNAs), embedded storage bridges, routers, and switches, storage Input/Output controllers (IOCs), and data center networking solutions. HBAs and mezzanine cards are the data communication products that enable servers to connect to storage networks by offloading communication processing tasks as information is delivered and sent to the storage network. Embedded storage bridges, routers, switches, and IOCs are deployed inside storage arrays, tape libraries and other storage appliances.

Principles of Consolidation

The consolidated financial statements include the accounts of Emulex Corporation, and its wholly owned subsidiaries and do not include any noncontrolling interests. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The Company's fiscal year ends on the Sunday nearest June 30. Fiscal years 2009, 2008, and 2007 were comprised of 52 weeks and ended on June 28, 2009, June 29, 2008, and July 1, 2007, respectively. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted. The Company has evaluated subsequent events through August 21, 2009, the date the financial statements were filed with the Securities and Exchange Commission.

Certain reclassifications have been made to prior year amounts to conform to current year's presentation.

Use of Estimates

The preparation of the consolidated financial statements, notes, and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Estimates are used for, but not limited to, revenue recognition and cost of sales; the useful life and carrying amount of property and equipment and intangibles; carrying amount of goodwill; deferred taxes and any associated valuation allowances; tax uncertainties; allowances for doubtful accounts and product returns; inventory valuation; stock-based compensation; warranty and other accrued liabilities; cost of an acquired entity and allocation of purchase price. Actual results could differ materially from management's estimates.

Foreign Currency Translation

Assets and liabilities are translated into U.S. dollars at the exchange rate at the balance sheet date, whereas revenues and expenses are translated into U.S. dollars at the average exchange rate for the reporting period. Translation adjustments are included in accumulated other comprehensive (loss) income and realized transaction gains and losses are recorded in the results of operations.

Cash Equivalents

The Company classifies highly liquid debt instruments, excluding corporate bonds and commercial paper, with original maturities of three months or less and deposits in money market funds, as cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Additionally, in accordance with SFAS No. 95, "Statement of Cash Flows" (SFAS No. 95), not all investments that qualify as cash equivalents are required to be treated as cash equivalents. Pursuant to the Company's investment policy, the Company classifies all corporate bonds and commercial paper with original maturities of three months or less as short-term investments.

Investments

The Company determines the appropriate balance sheet classification of its investments in debt securities based on maturity date at the time of purchase and evaluates the classification at each balance sheet date. Debt securities are classified as held to maturity as the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost plus accrued interest. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity value. Such amortization and accretion are included in interest income.

Equity Investments in Privately-Held Companies

From time to time, the Company makes equity investments in non-publicly traded companies, where the Company is unable to exercise significant influence over the investee. These investments are accounted for under the cost method. Under the cost method, investments are carried at cost and are adjusted for other-than-temporary declines in fair value, distributions of earnings, or additional investments. The Company monitors its investments for impairment on a quarterly basis and makes appropriate reductions in carrying values when such impairments are determined to be other-than-temporary. Impairment charges are included in other (expense) income, net in the consolidated statements of operations. Factors used in determining an impairment include, but are not limited to, the current business environment including competition and uncertainty of financial condition; going concern considerations such as the rate at which the investee utilizes cash, and the investee's ability to obtain additional financing. As of June 28, 2009 and June 29, 2008, the carrying values of the Company's equity investments in non-publicly traded companies were approximately $11.2 million and $5.0 million, respectively, and were included in Other Assets in the accompanying consolidated balance sheets. In fiscal 2008, the Company made an investment of approximately $5.0 million in a privately-held company in the storage networking industry. In fiscal 2009, the Company made an additional investment of approximately $6.2 million in the same privately-held company.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the accompanying consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make requested payments based upon historical write-offs as a percentage of net revenues and management's review of outstanding accounts receivable. Amounts due from customers are charged against the allowance for doubtful accounts when management believes the collectibility of the amount is unlikely. Although the Company has not experienced significant losses on accounts receivable historically, its accounts receivable are concentrated with a small number of customers. Consequently, any write off associated with one of these customers could have a significant impact on the Company's allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost on a first-in, first-out basis or market. The Company uses a standard cost system for purposes of determining cost. The standards are adjusted periodically to approximate actual cost. The Company regularly compares forecasted demand and the composition of the forecast for its products against inventory on hand and open purchase commitments to ensure the carrying value of inventories does not exceed net realizable value. Accordingly, the Company may have to record reductions to the carrying value of excess and obsolete inventories if forecasted demand decreases. Cash flows related to the sale of inventory are included in net cash provided by operating activities in the accompanying consolidated statements of cash flows.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 1 to 39 years for buildings, building improvements and land improvements, 1 to 7 years for production and test equipment, and 1 to 10 years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of remaining lease term or estimated useful life of the asset. Depreciation expense related to property and equipment used in the production process is recorded in cost of sales. Depreciation expense related to property and equipment used in all other activities is recorded in operating expense.

Goodwill

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the assets might be impaired. Management considers the Company's business as a whole to be its reporting unit for purposes of testing for impairment. This impairment test is performed annually during the fiscal fourth quarter.

A two-step test is used to identify the potential impairment and to measure the amount of goodwill impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

The global economic slowdown has resulted in decreased spending in general, and in the technology sector specifically. During the three months ended March 29, 2009, the Company's market capitalization was below the carrying value of stockholders' equity, an indicator that our goodwill may be impaired. However, subsequent to March 29, 2009, the Company's stock price recovered resulting in a market capitalization higher than the carrying value of stockholders' equity. Consistent with the requirements of SFAS No. 142, the Company performed an interim assessment to determine if a triggering event had occurred since its last interim assessment related to the fiscal quarter ended December 28, 2008. This analysis considered both external and company-specific factors and resulted in a conclusion that is was not more likely than not that goodwill was impaired as of March 29, 2009. During the annual goodwill impairment test performed in the fourth quarter of fiscal 2009, the Company again compared the fair value of the reporting unit with its carrying value and determined that there was no impairment since the fair value (based on the quoted market price) of the reporting unit exceeded its carrying value. However, it is considered at least reasonably possible that the Company's determination that goodwill is not impaired could change in the near term should the global economic slowdown continue or accelerate.

Long-Lived Assets

The recoverability of long-lived assets, including property and equipment, is assessed by determining whether the carrying value of an asset can be recovered through projected undiscounted future operating cash flows over its remaining life whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying value. The amount of impairment, if any, is measured based on fair value, which is determined using projected discounted future operating cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

Intangible Assets, Net

Intangibles resulting from the acquisitions are carried at cost less accumulated amortization. For assets with determinable useful lives, amortization is computed using the straight-line method over the estimated economic lives of the respective intangible assets, ranging from 2 to 7 years. Periodically, the Company assesses whether its long-lived assets including intangibles, should be tested for recoverability whenever events or circumstances indicate that their carrying value may not be recoverable.

Revenue Recognition

The Company generally recognizes revenue at the time of shipment when title and risk of loss have passed, evidence of an arrangement has been obtained, pricing is fixed or determinable at the date of sale, and collectibility is reasonably assured. The Company makes certain sales through two tier distribution channels and has various distribution agreements with selected distributors and Master Value Added Resellers (collectively, the Distributors). These distribution agreements may be terminated upon written notice by either party. Additionally, these Distributors are generally given privileges to return a portion of inventory and to participate in price protection and cooperative marketing programs. Therefore, the Company recognizes revenue on its standard products sold to its Distributors based on data received from the Distributors which management uses to approximate the point that these products have been resold by the Distributors. Original Equipment Manufacturer (OEM) specific models sold to the Company's Distributors are governed under the related OEM agreements rather than under these distribution agreements. The Company recognizes revenue at the time of shipment to the Distributors for OEM specific models when title and risk of loss have passed, evidence of an arrangement has been obtained, the fee is fixed or determinable, and collectibility is reasonably assured. Additionally, the Company maintains accruals and allowances for price protection and cooperative marketing programs. The Company accounts for these incentive programs in accordance with Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (EITF No. 01-09). Accordingly, the Company classifies the costs of these programs based on the identifiable benefit received as either a reduction of revenue, a cost of sale, or an operating expense.

Warranty

The Company provides a warranty of between one and five years on its products. The Company records a provision for estimated warranty related costs at the time of sale based on historical product return rates and management's estimates of expected future costs to fulfill the Company's warranty obligations. The Company evaluates its ongoing warranty obligation on a quarterly basis.

Research and Development

Research and development costs, including costs related to the development of new products and process technology, are expensed as incurred.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses amounted to approximately $5.1 million, $7.8 million, and $5.9 million for fiscal years 2009, 2008, and 2007, respectively.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. As of July 2, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48), which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Under FIN 48, income tax positions should be recognized in the first reporting period that the tax position meets the recognition threshold. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period should be derecognized in that period. Differences between actual results and the Company's assumptions, or changes in its assumptions in future periods, are recorded in the period they become known. The Company recognizes potential accrued interest and penalties in income tax expense including interest and penalties related to unrecognized tax benefits.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income. To the extent management believes that recovery is more likely than not, the Company does not establish a valuation allowance.

Litigation Costs

In accordance with SFAS No. 5 "Accounting for Contingencies," the Company records a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated. Legal and other litigation related costs are recognized as the services are provided. The Company records insurance recoveries for litigation costs which for which both conditions are met: (i) the recovery is probable and (ii) collectability is reasonably assured. The insurance recoveries recorded are only to the extent the litigation costs have been incurred and recognized in the financial statements; however, it is reasonably possible that the actual recovery may be significantly different from our estimates. As of June 28, 2009, the Company has recorded an insurance recovery of approximately $2.8 million. There are many uncertainties associated with any litigation, and the Company cannot provide assurance that these actions or other third party claims against the Company will be resolved without costly litigation and/or substantial settlement charges. If any of those events were to occur, the Company's business, financial condition and results of operations could be materially and adversely affected.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing adjusted net income (loss) by the weighted average number of common shares outstanding during the period increased to include, if dilutive, the number of additional common shares that would be outstanding if the dilutive potential common shares and unvested stock from stock option plans and convertible subordinated notes had been issued. The dilutive effect of outstanding stock options and unvested stock is reflected in diluted net income (loss) per share by application of the treasury stock method. The dilutive effect of convertible subordinated notes is reflected in diluted net income (loss) per share by application of the if-converted method.

Supplemental Cash Flow Information

Cash paid during the year for:

	2009	2008	2007
		(In thousands)	
Interest	$ 35	$ 27	$ 336
Income taxes	$63,000	$32,853	$29,631
Non-cash activities:			
Additional goodwill resulting from escrow release as required by the Sierra Logic, Inc. acquisition agreement	$ —	$24,277	$ —
Purchases of property and equipment not paid, net	$ 156	$ 1,874	$ 939

Comprehensive Income (Loss)

Comprehensive income (loss) represents the net change in stockholders' equity during a period from sources other than transactions with stockholders and, as such, includes net income (loss) and other specified components. For the Company, the only component of comprehensive income (loss), other than net income (loss), is the change in the cumulative foreign currency translation adjustments recognized in stockholders' equity.

Stock-Based Compensation

The Company applies SFAS No. 123R, "Share-Based Payment" and related guidance, which requires stock-based awards to be measured and recognized at fair value. The fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option pricing model (Black-Scholes model) based on the market price of the underlying common stock as of the date of grant, the expected term, stock price volatility, and expected risk-free interest rates. Expected volatilities are based on methodologies utilizing equal weighting involving both historical periods equal to the expected term and implied volatilities based on traded options to buy the Company's shares. The fair value of each unvested stock award is based on the market price as of the date of the grant.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, current investments, note receivable, equity investment in privately-held company, and insurance recovery receivable. The fair values of cash and cash equivalents and current investments are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The Company believes the carrying value of its insurance recovery receivable approximates its current fair value due to its nature and relatively short duration. The fair value of the Company's investment in privately-held company is not readily available and a reasonable estimate of fair value could not be made without incurring excessive costs. The fair value of the Company's note receivable, based on management judgment using market-based interest rates, approximates its carrying value. The fair value is determined based on "Level 3" inputs which require the use of inputs that are both unobservable and significant to the fair value measurements. There were no gains or losses; purchases, sales, issuances and settlements; or transfers in and/or out of Level 3 during fiscal 2009.

Business and Credit Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term and long-term investments, and accounts receivable. Cash, cash equivalents, and investments, both short-term and long-term, are primarily maintained at three major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits, if any. The Company principally invests in U.S. Government issued securities, U.S. Government sponsored entity securities and corporate bonds and with the exception of the U.S. Government issued or U.S. Government sponsored entity securities, limits the amount of credit exposure to any one entity.

The Company sells its products to OEMs and distributors in the computer storage and server industry. Consequently, the Company's net revenues and accounts receivable are concentrated. Direct sales to the Company's top 5 customers accounted for 61%, 61% and 64% of total net revenues in fiscal years 2009, 2008, and 2007, respectively. The level of sales to any single customer may vary and the loss of any one of these customers, or a decrease in the level of sales to any one of these customers, could have a material adverse impact on the Company. Furthermore, although the Company sells to customers throughout the world, sales in the United States and Europe accounted for approximately 70%, 73%, and 83% of the Company's net revenues in fiscal years 2009, 2008, and 2007, respectively and the Company expects for the foreseeable future, these sales will account for the substantial majority of the Company's revenues. Sales to customers are denominated in U.S. dollars. Consequently, the Company believes its foreign currency risk is minimal. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts. Historically, the Company has not experienced significant losses on accounts receivable.

Additionally, the Company currently relies on single and limited supply sources for several key components used in the manufacturing of its products. Also, the Company relies on two Electronics Manufacturing Services (EMS) providers for the manufacturing of its products. The inability or unwillingness of any single and limited source suppliers or the inability or unwillingness of any of the Company's EMS provider sites to fulfill supply and production requirements, respectively, could materially impact future operating results.

Segment Information

The Company operates in one operating segment, networking products.

Recently Adopted Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. In February 2008, the FASB issued FASB Staff Position (FSP) FAS No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FSP FAS 157-2, "Effective Date of FASB Statement No. 157." Collectively, the FSPs defer the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of SFAS No. 157. The Company has adopted SFAS No. 157 except for those items specifically deferred under FSP FAS 157-2 and is currently assessing the financial statement impact of the full adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to use fair value to measure certain financial assets and liabilities. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which is the Company's fiscal year beginning June 30, 2008. The Company's adoption of SFAS No. 159 on June 30, 2008 did not result in any financial statement impact.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events." SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether the date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is effective in the first interim period ending after June 15, 2009, which is the Company's fourth quarter of fiscal 2009. The Company's adoption of SFAS No. 165 resulted in additional disclosures but did not result in material financial statement impact.

In April 2009, the FASB issued three related FSPs: (i) FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly," (ii) FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments", and (iii) FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments," which will be effective for interim and annual periods ending after June 15, 2009, which is the Company's fiscal year and quarter ending June 28, 2009. FSP FAS 157-4 provides guidance on determining the fair value of assets and liabilities under SFAS No. 157 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. A significant decrease in the volume and level of activity for the asset or liability is an indication that transactions or quoted prices may not be determinative of fair value because in such market conditions there may be increased instances of transactions that are not orderly. In those circumstances, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value in accordance with SFAS No. 157. FSP FAS 115-2 and FAS 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and revises the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FSP FAS 107 and APB 28-1 enhances the disclosure of instruments under the scope of SFAS No. 157 for both interim and annual periods. The Company's adoption of these FSPs did not result in any financial statement impact.

In June 2007, the FASB ratified EITF Issue No. 07-3,"Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities," which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development (R&D) activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. EITF Issue No. 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. This consensus applies prospectively for contracts entered into on or after the effective date. The Company's adoption of this EITF Issue did not result in any financial statement impact.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development, and restructuring costs. In addition, under SFAS No. 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS No. 141R is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009, and will impact the accounting for any business combinations entered into after the effective date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin (ARB) No. 51," which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. SFAS No. 160 is effective for fiscal years, and interim reporting periods within those fiscal years, beginning on or after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009, and will impact the accounting for and presentation of noncontrolling interests after the effective date. Currently, the Company's financial statements do not include any noncontrolling interests.

In December 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 07-1, "Accounting for Collaborative Arrangements," that prohibits companies from applying the equity method of accounting to activities performed outside a separate legal entity by a virtual joint venture. Instead, revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators based on the criteria in EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and other applicable accounting literature. The consensus should be applied to collaborative arrangements in existence at the date of adoption using a modified retrospective method that requires reclassification in all periods presented for those arrangements still in effect at the transition date, unless that application is impracticable. The consensus is effective for fiscal years beginning on or after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009. The Company is in the process of studying the potential financial statement impact of adopting EITF Issue No. 07-1.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets," which amends the guidance about estimating the useful lives of recognized intangible assets and requires additional disclosures related to renewing or extending the terms of recognized intangible assets under SFAS 142. FSP FAS 142-3 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009. The Company does not anticipate a significant financial statement impact from adopting FSP FAS 142-3.

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." FSP APB 14-1 requires issuers of convertible debt that may be settled wholly or partly in cash upon conversion to account for the debt and equity components separately. The FSP is effective for fiscal years, and interim reporting periods within those fiscal years, beginning on or after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009 and must be applied retrospectively to all periods presented. The Company is in the process of studying the potential financial statement impact of adopting FSP APB 14-1. The Company's convertible debt was fully retired on December 15, 2006 and the Company currently does not have any convertible debt outstanding.

In November 2008, the FASB ratified EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets." EITF Issue No. 08-7 will require entities to account for a defensive intangible asset as a separate unit of accounting at the time of acquisition, not combined with the acquirer's existing recognized or unrecognized intangible assets. This consensus is effective for fiscal years, and interim reporting periods within those fiscal years, beginning on or after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009, and will impact the accounting for intangible assets acquired after the effective date.

In April 2009, the FASB issued FSP FAS 141R-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies," which amends the provisions in SFAS No. 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. The FSP eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in SFAS No. 141R and instead carries forward most of the provisions in SFAS No. 141 for acquired contingencies. FSP FAS 141R-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the Company's fiscal year beginning June 29, 2009, and will impact the accounting for any business combinations entered into after the effective date.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)," which changes how to determine when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under SFAS No. 167, determining whether a company is required to consolidate an entity will be based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. SFAS No. 167 is effective for fiscal years, and interim reporting periods within those fiscal years, beginning after November 15, 2009, which is the Company's fiscal year beginning June 28, 2010. The Company is in the process of studying the potential financial statement impact of adopting SFAS No. 167.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting," which represents the last numbered standard to be issued by FASB under the old (pre-Codification) numbering system, and amends the GAAP hierarchy established under SFAS No. 162. On July 1, 2009 the FASB launched FASB's new Codification entitled *The FASB Accounting Standards Codification.* The Codification will supersede all existing non-SEC accounting and reporting standards. SFAS No. 168 is effective in the first interim and annual periods ending after September 15, 2009, which is the Company's fiscal year beginning June 29, 2009. The Company does not anticipate any significant financial statement impact of adopting SFAS No. 168; however, it will change the Company's references to U.S. Generally Accepted Accounted Principles upon adoption.

Note 2 Business Combination

On October 2, 2006, the Company acquired 100% of the outstanding common shares of Sierra Logic, Inc. (Sierra Logic), a privately-held supplier of embedded products for storage networking equipment located in Roseville, California.

The operating results have been included in the 2007 consolidated statements of operations of the Company since the date of acquisition. Following is the supplemental unaudited pro forma information for the twelve months ended July 1, 2007, assuming the acquisition had taken place at the beginning of the fiscal year. The pro forma information is based upon the statement of operations of Emulex for the twelve months ended July 1, 2007, and the statement of income of Sierra Logic for the period from July 1, 2006 to September 30, 2006.

The pro forma information includes adjustments for the amortization of intangible assets acquired, incremental stock-based compensation expense resulting from the combination, the decrease to interest income resulting from the acquisition, and the related estimated tax effects of these adjustments. Included in the pro forma information is the nonrecurring IPR&D charge of approximately $21.8 million that was immediately recognized as an operating expense in the accompanying fiscal 2007 consolidated statement of operations upon the acquisition date. The pro forma results are not necessarily indicative of the future results or results that would have been reported had the acquisition taken place when assumed.

	Twelve Months Ended July 1, 2007
	(Unaudited) (In thousands, except per share data)
Net revenues	$477,620
Net income	$ 26,178
Net income per basic share	$ 0.31
Net income per diluted share	$ 0.30

Note 3 Cash, Cash Equivalents, and Investments

At June 28, 2009, the Company had approximately $294.1 million in cash and cash equivalents and $8.3 million in investments. Pursuant to SFAS No. 157, the fair value of the investments is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets.

The Company's portfolio of cash, cash equivalents, and held-to-maturity investments consists of the following:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
June 28, 2009				
Cash	$ 42,516	$—	$—	$ 42,516
Money market funds	251,620	—	—	251,620
Municipal bonds	151	1	$—	152
U.S. Government securities	4,097	—	—	4,097
U.S. Government sponsored entity securities	4,041	17	—	4,058
	$302,425	$18	$—	$302,443
June 29, 2008				
Cash	$149,741	$—	$—	$149,741
Money market funds	67,276	—	—	67,276
Municipal bonds	4,626	18	—	4,644
U.S. Government securities	29,250	2	—	29,252
U.S. Government sponsored entity securities	90,528	19	—	90,547
Corporate bonds	8,928	13	—	8,941
	$350,349	$52	$—	$350,401

Cash, cash equivalents and investments at June 28, 2009 and June 29, 2008, were classified as shown below:

	2009	2008
	(In thousands)	
Cash and cash equivalents	$294,136	$217,017
Short-term investments (maturities less than one year)	8,289	133,182
Long-term investments (maturities from one to five years)	—	150
	$302,425	$350,349

Note 4 Inventories

Inventories are summarized as follows:

	2009	2008
	(In thousands)	
Raw materials	$ 4,330	$ 4,090
Finished goods	6,335	15,246
	$10,665	$19,336

Note 5 Property and Equipment

Components of property and equipment, net, are as follows:

	2009	2008
	(In thousands)	
Equipment	$ 89,661	$ 81,774
Furniture and fixtures	42,992	38,067
Buildings and improvements	41,893	37,790
Land	12,532	12,532
	187,078	170,163
Less: accumulated depreciation and amortization	(112,284)	(96,583)
	$ 74,794	$ 73,580

Note 6 Goodwill and Intangible Assets, net

There was no activity in goodwill during fiscal 2009 except for tax adjustments of approximately $3,000.

Intangible assets, net, are as follows:

	2009	2008
	(In thousands)	
Intangible assets subject to amortization:		
Core technology and patents	$ 92,228	$ 92,272
Accumulated amortization, core technology and patents	(82,381)	(75,607)
Developed technology	77,312	77,313
Accumulated amortization, developed technology	(46,488)	(32,788)
Customer relationships	38,670	38,674
Accumulated amortization, customer relationships	(37,227)	(34,047)
Tradename	4,639	4,643
Accumulated amortization, tradename	(3,763)	(3,161)
	$ 42,990	$ 67,299

During fiscal 2008, an impairment charge of approximately $3.1 million was recorded in accordance with SFAS No. 144. The impairment charge was related to a developed technology intangible asset acquired from Aarohi. The initial value ascribed to this developed technology intangible asset was based primarily on forecasted revenues from products which the Company decided, during fiscal 2008, to no longer place into production. The Company recorded the impairment charge to reduce the carrying value of this developed technology intangible asset to the estimated fair value of zero. This impairment charge was recorded in cost of sales in the accompanying consolidated statements of operations.

During fiscal 2007, the Company recorded an impairment charge of approximately $2.0 million related to the customer relationships intangible asset from the Aarohi acquisition. The initial value ascribed to this customer relationship was based primarily on forecasted revenues from McDATA Corporation (McDATA). Subsequent to this initial valuation, Brocade Communications Systems, Inc. (Brocade) completed its acquisition of McDATA in January 2007. Following completion of the acquisition, Brocade informed the Company of its intent to terminate certain projects that included the Company's products. As a result of this triggering event, impairment testing was deemed necessary and the Company wrote down the asset to its estimated fair value of zero in accordance with SFAS No. 144. This impairment charge was recorded in the line item impairment of other intangible assets in the consolidated statements of operations.

Aggregated amortization expense for intangible assets for fiscal year 2009, 2008, and 2007, was approximately $24.3 million, $32.3 million, and $37.9 million respectively, of which approximately $18.9 million, $23.0 million, and $25.8 million of amortization expense related to core technology and developed technology, respectively, has been included in cost of sales within the consolidated statements of operations.

The following table presents the estimated aggregated amortization expense of intangible assets for the next five full fiscal years (in thousands):

2010	$21,694
2011	17,711
2012	3,585
2013	—
2014	—
	$42,990

Note 7 Other Assets

Components of other assets are as follows:

	2009	2008
	(In thousands)	
Note receivable	$15,000	$ —
Equity investment in privately-held company	11,184	5,000
Other	4,555	2,656
	$30,739	$7,656

In March 2009, the Company loaned $15.0 million to a privately-held company. The note receivable bears simple interest at 5.0% per annum. Principal and accrued interest are due at the earlier of certain defined events or June 30, 2010. The note receivable is collateralized by substantially all of the assets of the privately-held company.

Note 8 Accrued Liabilities

Components of accrued liabilities are as follows:

	2009	2008
	(In thousands)	
Payroll and related costs	$11,410	$11,792
Warranty liability	2,462	4,174
Deferred revenue and accrued rebates	3,499	4,848
Other	6,083	5,549
	$23,454	$26,363

The Company provides a warranty of between one to five years on its products. The Company records a provision for estimated warranty related costs at the time of sale based on historical product return rates and the Company's estimates of expected future costs of fulfilling its warranty obligations. Changes to the warranty liability in 2009 and 2008 were:

	2009	2008
	(In thousands)	
Balance at beginning of period	$ 4,174	$ 3,832
Accrual for warranties issued	1,030	3,306
Changes to pre-existing warranties (including changes in estimates)	(982)	(1,002)
Settlements made (in cash or in kind)	(1,760)	(1,962)
Balance at end of period	$ 2,462	$ 4,174

Note 9 Convertible Subordinated Notes

On November 15, 2006, the Company announced the commencement of the put option period for holders of its 0.25% contingently convertible subordinated notes due 2023 (Notes) to surrender their Notes for purchase. Each holder of the Notes had the right to require Emulex to purchase all or any part of such holder's Notes at a price equal to $1,000 per $1,000 of principal amount plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the date of purchase. At the end of the put option period on December 15, 2006, all such Notes were surrendered and the Company paid approximately $236.0 million to retire these Notes. No gain or loss occurred as a result of the retirement of these Notes. Thus, as of July 1, 2007, there were no Notes outstanding.

Note 10 Employee Retirement Savings Plans

The Company has a pretax savings and profit sharing plan under Section 401(k) of the Internal Revenue Code (IRC) (the Plan) for substantially all domestic employees. Under the Plan, eligible employees are able to contribute up to 15% of their compensation not to exceed the maximum IRC deferral amount. In addition, Company discretionary contributions match up to 4% of a participant's compensation. These discretionary Company contributions to the 401(k) plan were suspended in March 2009 due to the downturn in the economy. The Company's contributions under this plan were approximately $1.9 million, $3.0 million, and $2.5 million in fiscal years 2009, 2008, and 2007, respectively.

The Company also maintains similar retirement plans in certain international locations. The total expense and total obligation of the Company for these plans were not material to the accompanying consolidated financial statements for all periods presented.

Note 11 Commitments and Contingencies

Leases

The Company leases certain facilities and equipment under long-term noncancelable operating lease agreements, which expire at various dates through 2013. Rent expense for the Company under operating leases, including month-to-month rentals, totaled approximately $5.8 million, $4.9 million and $3.9 million in fiscal years 2009, 2008, and 2007, respectively. The Company has recorded rent expense on a straight-line basis based on contractual lease payments. Allowances from lessors for tenant improvements have been included in the straight-line rent expense for the applicable locations.

Future minimum noncancelable operating lease commitments are as follows (in thousands):

	Operating Leases
Fiscal year:	
2010	$ 6,070
2011	5,918
2012	3,935
2013	1,660
2014	—
Thereafter	—
Total minimum lease payments	$17,583

Litigation

On November 15, 2001, prior to the Company's acquisition of Vixel Corporation, a securities class action was filed in the United States District Court in the Southern District of New York as Case No. 01 CIV. 10053 (SAS), Master File No. 21 MC92 (SAS) against Vixel and two of its officers and directors (one of which is James M. McCluney, the Company's current Chief Executive Officer and President) and certain underwriters who participated in the Vixel initial public offering in late 1999. The amended complaint alleges violations under Section 10(b) of the Exchange Act and Section 11 of the Securities Act and seeks unspecified damages on behalf of persons who purchased Vixel stock during the period October 1, 1999 through December 6, 2000. In October 2002, the parties agreed to toll the statute of limitations with respect to Vixel's officers and directors until September 30, 2003, and on the basis of this agreement, Vixel's officers and directors were dismissed from the lawsuit without prejudice. During June 2003, Vixel and the other issuer defendants in the action reached a tentative settlement with the plaintiffs that would, among other things, result in the dismissal with prejudice of all claims against the defendants and their officers and directors. In connection with the possible settlement, those officers and directors who had entered tolling agreements with the plaintiffs agreed to extend those agreements so that they would not expire prior to any settlement being finalized. Although Vixel approved this settlement proposal in principle, it remained subject to a number of procedural conditions, as well as formal approval by the court. On August 31, 2005, a Preliminary Order In Connection With Settlement Proceedings was issued by the court which among other items, set a date for a Settlement Fairness Hearing held on April 24, 2006, and the form of notice to the Settlement Classes of the Issuers' Settlement Stipulation. In December 2005, the settlement notices authorized by the court were sent to former Vixel stockholders and the web site www.iposecuritieslitigation.com was created for claimants, as well as a March 24, 2006 objection deadline. At the Settlement Fairness Hearing held on April 24, 2006, the court raised the following primary issues: (1) the (possible) change in value of the settlement since preliminary approval, and whether the benefits of the settlement should be evaluated at the time of approval or at the time of negotiation; (2) how the class certification argument before the Second Circuit Court of Appeals could or would affect the fairness of the settlement; (3) how to evaluate the intangible benefits of the settlement to the class members; and (4) how to value the $1 billion guarantee (for the consolidated litigation involving Vixel and 297 other Issuers) by insurers in the stipulation and agreement of settlement in light of the underwriters' potential future settlements. The Court did not rule on April 24, 2006 on the motion for final approval or objections. On June 6, 2006, the Second Circuit Court of Appeals held oral arguments on the appeal by the underwriters of Judge Scheindlin's class certification decision. On or about July 17, 2006, Emulex assigned to the class action plaintiffs any IPO claims that Emulex (Vixel) had against RBC Dain Rauscher in the IPO litigation, as required by the settlement agreement. On December 5, 2006, the Second Circuit Court of Appeals issued a decision reversing Judge Scheindlin's class certification decision. On December 14, 2006, Judge Scheindlin issued an order to stay all proceedings pending a decision from the Second Circuit on whether it will hear further argument. On about January 6, 2007, Emulex assigned to the class action plaintiffs any IPO claims that Emulex (Vixel) had against The Bear Stearns Companies Inc. and Bear Stearns & Co. Inc. in the IPO litigation, as required by the settlement agreement. On April 6, 2007, the Second Circuit denied the plaintiffs' petition for rehearing of the decision denying class certification. During April 2007, counsel for Emulex and other Issuers informed Judge Scheindlin that, in light of the Second Circuit opinion, the settlement agreement could not be approved because the defined settlement class, like the litigation class, did not meet the Second Circuit requirements for certification. Judge Scheindlin held a conference on May 30, 2007 to consider issues relating to the class definitions, the statute of limitations, settlement, and discovery. On June 25, 2007, Judge Scheindlin signed a Stipulation and Order submitted by the parties which terminated the June 10, 2004 Stipulation and Agreement of Settlement with Defendant Issuers and Individuals. On June 26, 2007, a document production request from the plaintiffs to all 298 issuers (including Vixel) was received, covering documents from each issuer's inception through December 31, 2001. In September 2007, due to the expiration of the tolling agreements, those officers and directors who had entered tolling agreements with the plaintiffs agreed to extend those agreements until August 27, 2010. On November 15, 2007, the issuers and their respective insurers entered into an Insurers-Insureds Agreement (replacing an earlier agreement), which provides for the insurers to pay for certain defense costs under applicable issuer insurance policies. On December 21, 2007, issuer defendants filed an opposition to plaintiffs' motion for class certification of certain focus cases. On March 26, 2008, defendants' motion to dismiss was denied except to certain claims by plaintiffs who did not suffer damages or whose claims were time barred. On Oct. 10, 2008, Judge Scheindlin signed an order granting the plaintiffs' request to withdraw the class certification motion in the six focus cases (Emulex/Vixel is not in a focus case). On April 1, 2009, the parties signed a Stipulation and Agreement of Settlement (the "2009 Settlement") which is subject to approval of the District Court, and which includes the plaintiffs, issuer and individual defendants, underwriters, and insurers. The 2009 Settlement provides for a settlement amount of $586 million, and Emulex has no obligation to pay any part of that amount.

On January 27, 2009, a patent infringement lawsuit was filed in the United States District Court in the Central District of California as Case No. CV09-00605 R (JWJx) against Emulex by Microprocessor Enhancement Corporation and Michael H. Branigin. The complaint alleges infringement of U.S. Patent No. 5,471,593, and seeks a judgment for damages, injunctive relief, and an award of attorneys' fees and costs. On March 25, 2009, Emulex filed an answer to the complaint denying allegations and asserting affirmative defenses.

On April 21, 2009, Broadcom filed a lawsuit in the Court of Chancery of the State of Delaware against the Company and the members of the Board in conjunction with the announcement of its proposal to acquire control of the Company. On May 5, 2009, Broadcom filed an amended complaint. The amended complaint asserts counts for declaratory relief and breach of fiduciary duty in connection with the amendments to the Bylaws adopted in January 2009 and the Company's new stockholder rights plan adopted in January 2009 to replace its expiring rights plan. The amended complaint alleges that the directors breached their fiduciary duties by maintaining the Bylaw amendments and failing to redeem the stockholder rights plan in the face of the Offer. The complaint seeks: (1) a declaration that Section 6.4 of the Bylaws is invalid and void; (2) a declaration that the Board breached its fiduciary duties by maintaining the amendments to the Bylaws and maintaining and/or refusing to redeem the stockholder rights plan; (3) an injunction preventing the Board from relying on, implementing, applying or enforcing the January 2009 amendments to the Bylaws and the new stockholder rights plan; (4) an injunction preventing the Board from taking any improper action designed to impede, or which has the effect of impeding, Broadcom's April 21, 2009 proposal to acquire the Company, its May 5, 2009 tender offer and its efforts to acquire control of the Company; and (5) costs and disbursements, including attorneys' and expert fees. On June 29, 2009, Broadcom filed a Notice of Dismissal dismissing the lawsuit filed by Broadcom without prejudice.

On April 27, 2009, Reid Middleton filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of himself and all other similarly situated stockholders of the Company and derivatively on behalf of the Company. The complaint names the members of the Board as defendants and the Company as a nominal defendant. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares and a derivative claim for devaluation of the Company stemming from the Company's January 2009 amendments to its Bylaws, adoption of a new stockholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom's announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, compensatory damages, interest and costs, including attorneys' and expert fees.

On May 6, 2009, Jim Robbins filed a lawsuit in the Superior Court of the State of California, County of Orange, on behalf of himself and all other similarly situated stockholders of the Company (the "California Litigation"). The complaint names the members of the Board and the Company as defendants. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company's January 2009 amendments to its Bylaws, adoption of a new stockholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom's announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, a constructive trust upon any benefits improperly received as a result of the alleged wrongful conduct and breach of any duty owed to the holders of Shares, and costs, including attorneys' and expert fees.

On May 7, 2009, Kamwai Fred Chan filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of himself and all other similarly situated stockholders of the Company. The complaint names the members of the Board and the Company as defendants. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company's January 2009 amendments to its Bylaws, adoption of a new stockholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom's announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, compensatory damages, interest and costs, including attorneys' and expert fees.

On May 11, 2009, the Court of Chancery of the State of Delaware granted plaintiff Reid Middleton's motion to expedite proceedings and set a trial date in the three foregoing lawsuits (the "Delaware Litigation") beginning on July 8, 2009. On July 6, 2009, the Court of Chancery continued the July 8, 2009 trial date indefinitely.

Also on May 11, 2009, Pipefitters Local No. 636 Defined Benefit Plan filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of itself and all other similarly situated stockholders of the Company and derivatively on behalf of the Company. The complaint names the members of the Company's Board as defendants and the Company as a nominal defendant. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company's January 2009 amendments to its Bylaws, adoption of a new shareholder rights plan to replace its expiring rights plan, amendments to its Key Employee Retention Agreements, and actions in response to Broadcom's announcement of its proposal to acquire the Company. The Complaint also asserts a derivative claim for breach of fiduciary duty based on the same actions. The complaint seeks declaratory and injunctive relief, including mandatory injunctive relief, and costs, including attorneys' and expert fees.

On May 12, 2009, Norfolk County Retirement System filed a lawsuit in the Court of Chancery of the State of Delaware on behalf of itself and all other similarly situated stockholders of the Company. The complaint names the members of the Company's Board and the Company as defendants. The complaint asserts a claim for breach of fiduciary duty on behalf of a putative class of holders of Shares relating to the Company's January 2009 amendments to its Bylaws, adoption of a new shareholder rights plan to replace its expiring rights plan, and amendments to its Key Employee Retention Agreements, and actions in response to Broadcom's announcement of its proposal to acquire the Company. The complaint seeks declaratory and injunctive relief, compensatory damages, interest and costs, including attorneys' and expert fees.

On May 29, 2009, the Company filed a lawsuit in the Superior Court of the State of California for the County of Orange against Broadcom. The complaint asserts violations of Sections 1709 and 1710 of the California Civil Code, intentional interference with contractual relations, intentional interference with prospective economic advantage and unfair competition. The complaint seeks (1) an injunction precluding Broadcom from failing and refusing to disclose all material information as required by law; proceeding with the Offer unless and until all material information as required by law is disclosed and corrected; and making any communication with any person or entity known or believed by Broadcom to be an existing Company customer in violation of the torts of business interference in violation of law; (2) costs, expenses, and reasonable attorneys' fees pursuant to statutory and common law; and (3) such other and further relief as the Court deems just and proper. On June 8, 2009, Broadcom filed a Notice of Removal to remove this lawsuit to federal court. On June 16, 2009, the Company filed a motion to remand the lawsuit back to state court and to expedite briefing and the hearing on the motion. On June 17, 2009, the federal court ordered expedited briefing and scheduled a hearing. On June 29, 2009, the federal court ordered the lawsuit to be remanded back to state court.

In addition to the ongoing litigation discussed above, the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of the open matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Broadcom Unsolicited Takeover Proposal

Broadcom Corporation initiated an unsolicited takeover proposal of $9.25 per share to purchase all the common shares of the Company on May 5, 2009. On June 30, 2009, Broadcom Corporation increased its offer price to $11.00 per share and extended the expiration of the tender offer period to July 14, 2009. On July 9, 2009, Broadcom Corporation announced it would cease further efforts to acquire the Company. On July 14, 2009, Broadcom Corporation's tender offer expired without further action.

Other Commitments and Contingencies

The Company has approximately $31.3 million of unrecognized tax benefits under FIN 48 as of June 28, 2009. A reasonably reliable estimate of the period payment cannot be made. See Note 13 to our consolidated financial statements.

The Company has entered into various agreements for purchases of inventory. As of June 28, 2009, the Company's purchase obligation associated primarily with inventory was approximately $33.8 million.

Subsequent to June 28, 2009, the Company entered into a licensing arrangement and paid approximately $20.0 million in early fiscal 2010 related to this arrangement.

In addition, the Company provides limited indemnification in selected circumstances within its various customer contracts whereby the Company indemnifies the parties to whom it sells its products with respect to the Company's product infringement of certain intellectual property, and in some limited cases against bodily injury or damage to real or tangible personal property caused by a defective Company product. It is not possible to predict the maximum potential amount of future payments under these or similar agreements, due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. As of June 28, 2009, the Company has not incurred any significant costs related to indemnification of its customers.

Note 12 Shareholders' Equity

Stock Repurchase Program

On December 5, 2006, the Company's Board of Directors authorized the repurchase of up to $150.0 million of its outstanding common stock over the next two years. In early August 2008, the Company's Board of Directors approved approximately $39.9 million of common stock repurchases, the remaining amount available under the December 2006 plan, which were completed in the first quarter of fiscal 2009.

In early August 2008, the Company's Board of Directors authorized a new plan to repurchase up to $100.0 million of its outstanding common stock. In April 2009, upon receipt of an unsolicited acquisition proposal and related tender offer of Broadcom Corporation to acquire the Company, the Company's Board of Directors elected to temporarily suspend any activity under the share repurchase plan. In light of Broadcom's announcement of its decision to allow its tender offer to expire on July 14, 2009, Emulex's Board of Directors elected to reactivate the $100.0 million share repurchase plan effective July 15, 2009. Through June 28, 2009, no repurchases were made under this plan. From June 29, 2009 through August 21, 2009, the Company has repurchased 2.0 million shares of its common stock for an aggregate purchase price of approximately $18.2 million or an average of $9.10 per share under this plan. The Company may repurchase shares from time-to-time in open market purchases or privately negotiated transactions. The share repurchases will be financed by available cash balances and cash from operations.

Shareholder Rights Plan

In January 2009, the Company's Board of Directors adopted a Rights Agreement to replace the previous agreement that expired on January 19, 2009. On January 14, 2009, the Board of Directors authorized and declared a dividend of one preferred stock purchase right for each share of common stock of the Company under the Rights Agreement. The dividend was paid on January 24, 2009 to the record holders of shares of common stock as of this date. The Rights Agreement provides for Preferred Stock Purchase Rights (Rights) that attach to and transfer with each share of common stock. When the Rights become exercisable, each Right entitles the holder to purchase from the Company one unit consisting of $\frac{1}{1000}$ of a share of Series A Junior Participating Preferred Stock, par value $0.01 of the Company for $35 per unit, subject to certain anti-dilution adjustments. The Rights become exercisable at the earliest of (i) the close of business on the tenth business day following the first date of the public announcement that any person, together with such person's associates and affiliates (other than the Company or certain related entities), has become the beneficial owner of 15% or more of the then outstanding Common Shares (Acquiring Person) or such earlier date that a majority of the directors of the Company become aware of the existence of an Acquiring Person; (ii) the close of business on the tenth business day after the date of the commencement by any person (other than an exempt person) of, or after the first public announcement of an intention of any person (other than an exempt person) to commence, a tender offer or exchange offer, the consummation of which would cause any person to become an Acquiring Person; and, (iii) any of the following events a) the Company consolidates with, or merges with or into, any other person (other than a subsidiary of the Company) and the Company is not the continuing or surviving corporation; b) the Company consolidates with, or merges with and into any other person (other than a subsidiary of the Company) and the Company is the continuing or surviving corporation, and consequent to the transaction all or part of the common shares are converted into the right to receive another form of consideration; or c) the Company sells, disposes of or otherwise transfers 50% or more of the assets or earning power of the Company and its subsidiaries taken as a whole to any person other than the Company or one or more of its wholly-owned subsidiaries. Upon exercise and payment of the purchase price for the Rights, the Rights holder will have the right to receive Company common stock equal to two times the purchase price. The Company is entitled to redeem the Rights at any time prior to the expiration of the Rights in January 24, 2012. The Company is entitled to redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment.

Exchange Program

At the Annual Meeting of Stockholders held on November 19, 2008, the shareholders approved a program (the Exchange Program) permitting the Company's eligible employees to exchange outstanding options with exercise prices at or above the highest closing price of the Company's common stock over the 52-week period immediately preceding the commencement of the Exchange Program (Eligible Options) for a lesser number of unvested stock units. The Exchange Program would be open to eligible employees of the Company and any of its subsidiaries designated for participation by the Compensation Committee of the Board of Directors (Compensation Committee). However, members of the Company's Board of Directors, the Company's five most highly compensated executive officers (including the Company's Chief Executive Officer), and Securities and Exchange Act Section 16 officers of the Company (Section 16 Officers) and consultants, would not be eligible to participate.

If no eligible employees participate in the Exchange Program, the Equity Incentive Plan would be amended to increase the number of shares available for grants under the Plan by 2,000,000 shares. Further, in the event some eligible employees participate in the program but the net shares yielded from the Exchange Program is less than 2,000,000 shares, the Equity Incentive Plan would be amended to increase the number of shares available for grants under the Equity Incentive Plan by an amount required to yield 2,000,000 available shares under the Equity Incentive Plan.

On June 15, 2009, the Company commenced the Exchange Program. The 52-week high immediately preceding this date was $14.11, resulting in 5,829,881 Eligible Options. On July 13, 2009, the Exchange Program expired and 379 employees tendered 3,925,263 of their options in exchange for 225,783 restricted stock units.

Under Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment (SFAS 123R), the Company is required to recognize as an expense the grant of restricted stock units to the extent that the number of shares underlying the restricted stock units multiplied by the last reported sales price of our common stock on the grant date of the restricted stock units exceeds the fair value of the eligible options immediately before their cancellation, with such expense amortized over the vesting periods of such granted restricted stock units. The Company is in the process of determining the amount of expense related to the Exchange Program.

Stock-Based Compensation

As of June 28, 2009, the Company had three stock-based plans for employees and directors that are open for future awards and are described below. In addition, the Company had eight stock-based plans, including six plans assumed in connection with prior acquisitions, each of which is closed for future grants but has options outstanding.

Amounts recognized in the financial statements with respect to these plans for fiscal 2009, 2008, and 2007 are as follows:

	2009	2008	2007
		(In thousands)	
Total cost of stock-based payment plans during the period	$23,095	$29,008	$28,057
Amounts capitalized in inventory during the period	(615)	(569)	(652)
Amounts recognized in income for amounts previously capitalized in inventory	628	563	625
Amounts charged against income, before income tax benefit	$23,108	$29,002	$28,030
Amount of related income tax benefit recognized in income	$ 7,563	$ 8,148	$ 6,700

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the Purchase Plan or ESPP) was adopted by the Board of Directors and approved by the stockholders in 2000 and became effective on January 1, 2001. Under the Purchase Plan, employees of the Company who elect to participate have the right to purchase common stock at a 15% discount from the lower of the market value of the common stock at the beginning or the end of each six month offering period. Employees purchase common stock using payroll deductions, which may not exceed 10% of their eligible compensation (the amount may be increased from time to time by the Company but may not exceed 15% of eligible compensation). The Purchase Plan was amended and adopted by the Board of Directors in 2007. The amended and restated Purchase Plan was approved by the stockholders in 2007 and became effective on November 15, 2007 (Amended Purchase Plan or Amended ESPP). The Amended Purchase Plan changed the six month option periods from April 1 to September 30 of each year to May 1 to October 31 and from October 1 to March 31 of each year to November 1 to April 30. In addition, the Amended Purchase Plan increased the maximum number of shares that an employee may purchase in each six month period from 500 shares to 1,000 shares. Further, the Amended Purchase Plan increased the maximum dollar amount that can be withheld from employees during each six month period from $12,500 to $25,000 (subject to a maximum of $25,000 in any calendar year. No employee may purchase more than $25,000 worth of common stock (calculated at the time the purchase right is granted) or 2,000 shares in any calendar year. The Compensation Committee of the Board of Directors administers the Amended Purchase Plan. The Company has reserved a total of 3,450,000 shares of common stock for issuance under the Purchase Plan. As of June 28, 2009, there are 1,312,460 shares available for future award grants.

Employee Stock Option and Equity Incentive Plan

On December 1, 2005, the Company's shareholders ratified and approved the Emulex Corporation 2005 Equity Incentive Plan (the Equity Incentive Plan). The Company's Equity Incentive Plan permits the grant of stock options, restricted stock awards (unvested stock) consisting of shares of common stock that are subject to a substantial risk of forfeiture (vesting restrictions) for some period of time, unrestricted stock awards that are free of any vesting restrictions, performance awards entitling the recipient to acquire shares of common stock or to vest in shares of common stock upon the attainment of specified performance goals (Performance Awards) and stock appreciation rights to its domestic and international employees. The aggregate number of shares which may be used under the Equity Incentive Plan consists of 2,937,475 shares of common stock, plus the number of shares underlying options that were outstanding on the effective date of the Equity Incentive Plan (October 24, 2005) that expire, are forfeited, cancelled or terminate for any reason under the Employee Stock Option Plan and the 2004 Employee Stock Incentive Plan without having been exercised in full. On November 30, 2006, an additional 1,500,000 shares were approved for issuance by the Company's stockholders. On November 15, 2007, the Company's stockholders approved an amendment to the Equity Incentive Plan to increase the number of shares authorized for issuance under the Equity Incentive Plan by another 1,500,000 and to provide that shares available for grant under the Aarohi Communications, Inc. 2001 Stock Option Plan (the "Aarohi Plan") and the Sierra Logic, Inc. 2001 Stock Option Plan (the "Sierra Plan") may be used for awards granted under the Equity Incentive Plan. The Equity Incentive Plan is administered by the Board of Directors, or at the discretion of the Board, by a committee consisting of two or more independent directors of the Company. Stock option awards are granted with an exercise price not less than fair market value of the Company's stock at the date of grant; these awards generally vest based on three years of continuous service and have a six year contractual term. Certain stock option awards provide for accelerated vesting if there is a change in control (as defined in the Equity Incentive Plan) or achieving certain performance targets within the meaning of Section 162(m) of the Internal Revenue Code and the regulations thereunder. As of June 28, 2009, there were 1,954,387 shares available for future award grants under the Equity Incentive Plan, including the shares available for grant under the Employee Stock Option Plan, 2004 Employee Stock Incentive Plan, Aarohi Plan and Sierra plan.

Unvested and unrestricted stock awards may be awarded (or sold at a purchase price determined by the Board or Committee) upon terms established by the Board or Committee at its sole discretion. The vesting provisions of unvested stock awards will be determined individually by the Board or Committee for each grant, but generally vest annually over three years. Unrestricted stock awards will be free of any vesting provisions. Beginning May 2, 2006, the Company granted unvested stock to employees and non-employee directors under the Equity Incentive Plan.

Performance awards will be subject to the attainment of performance goals established by the Board or Committee, the periods during which performance is to be measured, and all other limitations and conditions applicable to the awarded shares. Performance goals shall be based on a pre-established objective formula or standard that specifies the manner of determining the number of performance awards that will be granted or will vest if the performance goal is attained. Performance goals will be determined by the Board or the Committee prior to the time 25% of the service period has elapsed and may be based on one or more business criteria that apply to an individual, a business unit or the Company. As of June 28, 2009, there are no performance awards outstanding.

Stock appreciation rights entitle the holder to receive the appreciation in the value of common stock underlying the stock appreciation right. The Board or Committee may grant a stock appreciation right either as a stand alone right, or if such right does not provide for the deferral of compensation within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, in tandem with all or any part of the shares of common stock that may be purchased by the exercise of a stock option. As of June 28, 2009, there are no stock appreciation rights outstanding.

The Company's 1997 Stock Option Plan for Non-Employee Directors (the Director Plan) was amended and approved by the stockholders on November 30, 2006 to allow for a maximum of 1,880,000 shares of common stock to be issued. The Director Plan provides that an option to purchase 60,000 shares of common stock is granted to each non-employee director of the Company upon the first date that such director becomes eligible to participate. These options shall be exercisable as to 33.3% of the shares on each anniversary of the grant if the director is still a director of the Company. In addition, the Director Plan provides that on each yearly anniversary of the date of the initial grant, each eligible director shall automatically be granted an additional option to purchase 20,000 shares of common stock. From fiscal 2007, in lieu of the 20,000 annual stock option grant, each eligible director received an unvested stock grant of 7,000 shares. These options or unvested stock shall be exercisable as to 50% of the shares on the six month anniversary, 25% on the nine month anniversary and 25% on the year anniversary of the grant date. The exercise price per option granted will not be less than the fair market value of the Company's stock at the date of grant. No option or unvested stock granted under the Director Plan shall be exercisable after the expiration of the earlier of (i) ten years following the date the option or unvested stock is granted or (ii) one year following the date the optionee ceases to be a director of the Company for any reason. The administrator of the Director Plan has the discretion to grant additional awards in the form of unvested stock and/or stock appreciation rights or to substitute unvested stock or stock appreciation rights for the formula grants described above. Options or unvested stock granted under the Director Plan are non-qualified stock awards. As of June 28, 2009, there were 206,000 shares available for future award grants under the Director Plan.

The Company's Employee Stock Option Plan (the Plan), which is shareholder approved, permitted the grant of stock options and unvested stock to its domestic and international employees for up to approximately 33.7 million shares of common stock. Stock option awards were granted under the plan with an exercise price not less than the fair market value of the Company's stock at the date of grant; these stock option awards generally vest based on either three or four years of continuous service and have either a six or ten year contractual term. Certain stock option awards provide for accelerated vesting if there is a change in control (as defined in the Plan) or achieving certain performance targets. With the approval and adoption of the Equity Incentive Plan on December 1, 2005, the Plan became closed for future grants of options.

The Company's 2004 Employee Stock Incentive Plan (the 2004 Plan), which is shareholder approved, permitted the grant of stock options and unvested or unrestricted shares to its employees for up to 2,000,000 shares of common stock. The purchase price for the shares subject to any option granted under the 2004 Plan was not permitted to be less than 100% of the fair market value of the shares of common stock of the Company on the date the option was granted. These stock option awards generally vest based on either three or four years of continuous service and have either a six or ten year contractual term. With the approval and adoption of the Equity Incentive Plan on December 1, 2005, the 2004 Plan became closed for future award grants.

Options granted under the Plan and options granted under the 2004 Plan prior to August 2005 have a 10 year contractual term and become exercisable on a cumulative basis as to 25% of the total number of shares one year from the date the option is granted with an additional 6.25% after the end of each consecutive calendar quarter thereafter, except when otherwise provided by the Board of Directors or the Compensation Committee. Beginning with awards granted in August 2005, each option granted generally has a six year contractual term and becomes exercisable on a cumulative basis as to 30% of the total number of shares one year from the date the option is granted with an additional 7.5% after the end of each of the next four consecutive calendar quarters and an additional 10% after the end of each of the next four consecutive quarters thereafter, except when otherwise provided by the Board of Directors or the Compensation Committee.

In connection with the acquisition of Sierra Logic, the Company assumed the Sierra Plan. The options were replaced with options to purchase shares of Emulex common stock based on the acquisition exchange ratio and continue to be subject to the terms of the Sierra Plan. The options have contractual terms of up to ten years, generally vest over four years, and include a provision that the option holder may elect at any time to exercise the option prior to the full vesting of the option. As part of the purchase agreement, holders of unvested options were paid cash in exchange for the options with the cash received subject to the same vesting schedule as the originally granted option. Shares previously authorized for issuance under the Sierra Plan are no longer available for future grants, but options previously granted under this plan remain outstanding. Shares available under the Sierra Plan may be granted under the Equity Incentive Plan.

In connection with the acquisition of Aarohi, the Company assumed the Aarohi Plan. The options assumed were replaced with options to purchase shares of Emulex common stock based on the acquisition exchange ratio and continue to be subject to the terms of the Aarohi Plan. The options have contractual terms of up to ten years, typically vest over four years with 25% after the first year and monthly thereafter, and include a provision that the option holder may elect at any time to exercise the option prior to the full vesting of the option. Unvested shares purchased upon early exercise of options are subject to a repurchase provision which grants the Company the right of first refusal to repurchase such shares at the original exercise price which right terminates at such time as the vesting requirements have been satisfied. Shares previously authorized for issuance under the Aarohi Plan are no longer available for future grants, but options previously granted under this plan remain outstanding. Shares available under the Aarohi Plan may be granted under the Equity Incentive Plan.

In addition, in connection with the prior acquisitions of Vixel Corporation (Vixel) and Giganet, Inc. (Giganet), the Company assumed awards granted under the Vixel Corporation Amended and Restated 1995 Stock Option Plan, the Vixel Corporation 1999 Equity Incentive Plan, and the Vixel Corporation 2000 Non-Officer Equity Incentive Plan (collectively, the Vixel Plans), and the Giganet, Inc. 1995 Stock Option Plan (the Giganet Plan). Shares previously authorized for issuance under these respective plans are no longer available for future grants, but options previously granted under these respective plans remain outstanding. Shares available under these respective grants may not be granted under the Equity Incentive Plan.

As of June 28, 2009, we anticipate that the number of shares authorized under the Equity Incentive Plan, the Director Plan, the Amended Purchase Plan, and All Other Plans are sufficient to cover future stock option exercises and shares that will be purchased during the next six month option period from May 1, 2009 to October 31, 2009 under the Purchase Plan.

A summary of option activity under the plans for fiscal 2009 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In millions)
Options outstanding at June 29, 2008	14,078,051	$21.54		
Options granted	171,000	$11.31		
Options exercised	(364,405)	$ 5.29		
Options canceled	(1,319,038)	$24.92		
Options forfeited	(385,204)	$16.15		
Options outstanding at June 28, 2009	12,180,404	$21.68	3.10	$2.04
Options vested and expected to vest at June 28, 2009	12,113,544	$21.72	3.09	$2.03
Options exercisable at June 28, 2009	11,055,625	$22.26	2.97	$1.89

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model based on the market price of the underlying common stock as of the date of grant, expected term, stock price volatility and expected risk-free interest rates. This model requires subjective assumptions, including expected stock price volatility and expected time until exercise, which affect the calculated fair value on the grant date, as well as the market price of the underlying common stock as of the date of grant and expected risk-free interest rates. Expected volatilities are based on methodologies utilizing equal weighting involving both historical periods equal to the expected term and implied volatilities based on traded options to buy the Company's shares. The assumptions utilized to compute the fair value of purchases under the Amended Purchase Plan and stock option grants under All Other Plans for fiscal 2009, 2008, and 2007 were:

	Amended Purchase Plan		
	2009	2008	2007
Expected volatility	49% - 87%	32% - 45%	29% - 31%
Weighted average expected volatility	67%	40%	30%
Expected dividends	—	—	—
Expected term (in years)	0.5	0.5	0.2 - 0.5
Weighted average expected term (in years)	0.5	0.5	0.5
Risk-free interest rate	0.30% - 1.13%	1.67% - 4.08%	5.01% - 5.08%

	All Other Plans		
	2009	2008	2007
Expected volatility	42% - 53%	33% - 40%	30% - 38%
Weighted average expected volatility	44%	37%	34%
Expected dividends	—	—	—
Expected term (in years)	3.0 - 5.0	2.4 - 5.0	1.4 - 4.4
Weighted average expected term (in years)	3.8	3.3	3.2
Risk-free interest rate	1.12% - 3.02%	1.75% - 4.17%	4.51% - 4.95%

A summary of unvested stock awards activity for fiscal 2009 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Awards outstanding and unvested at June 29, 2008	2,135,765	$18.07
Awards granted	1,662,900	$ 9.19
Awards vested	(805,379)	$17.71
Awards forfeited	(271,680)	$16.98
Awards outstanding and unvested at June 28, 2009	2,721,606	$12.85

As of June 28, 2009, there was approximately $15.3 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 0.86 years.

The weighted average grant date fair value of options in fiscal 2009, 2008, and 2007, was $4.08, $4.80, and $4.56 respectively. The weighted average grant date fair value of stock awards granted in fiscal 2009, 2008, and 2007 was $9.19, $17.98, and $18.32 respectively. The total intrinsic value of stock options exercised in fiscal 2009, 2008, and 2007 was approximately $1.7 million, $5.7 million, $24.1 million respectively. The total fair value of stock awards vested in fiscal 2009, 2008, and 2008 was approximately $8.6 million, $7.9 million, and $2.1 million, respectively.

Cash received from share option exercises under stock-based plans for the 12 months ended June 28, 2009, June 29, 2008, and July 1, 2007 was approximately $7.1 million, $10.4 million, and $22.7 million, respectively. The actual tax benefit realized for the tax deductions from option exercise and vested stock awards of stock-based plans totaled approximately $4.1 million, $5.1 million and $9.6 million for the 12 months ended June 28, 2009, June 29, 2008, and July 1, 2007, respectively.

Note 13 Income Taxes

The components of income tax expense are as follows:

	2009	2008	2007
		(In thousands)	
Federal:			
Current	$ 1,852	$86,598	$ 38,869
Deferred	(2,824)	(2,382)	(11,961)
State:			
Current	400	(517)	(6,329)
Deferred	(3,697)	1,220	9,001
Foreign:			
Current	2,331	69	69
Total income tax (benefit) expense	$(1,938)	$84,988	$ 29,649

The income tax (benefit) expense in fiscal years 2009, 2008, and 2007 excludes (shortfall) excess tax benefits recorded directly to additional paid-in-capital in the amounts of approximately ($0.9) million, $2.0 million, and $8.0 million, respectively, related to exercises of stock options under the Company's stock option plans.

Income before income taxes consists of the following:

	2009	2008	2007
		(In thousands)	
Domestic	$4,947	$77,680	$58,852
Foreign	659	237	231
Total	$5,606	$77,917	$59,083

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	2009	2008
	(In thousands)	
Deferred tax assets:		
Capitalization of inventory costs	$ 79	$ 166
Reserves not currently deductible	9,962	12,946
Share-based compensation	15,706	15,630
Net operating loss carryforwards	11,639	12,985
General business and state credit carryforwards	13,589	9,832
Capitalized research and development expenditures	2,030	2,853
Capital loss carryforwards	2,609	2,609
Property and equipment	529	512
Other	708	874
Total gross deferred tax assets	56,851	58,407
Less valuation allowance	(3,002)	(2,609)
Deferred tax assets, net of valuation allowance	53,849	55,798
Deferred tax liabilities:		
Various state taxes	4,349	3,456
Intangible assets — customer relationships	584	1,851
Intangible assets — core technology and patents	16,121	24,237
Total gross deferred tax liabilities	21,054	29,544
Net deferred tax asset	$32,795	$26,254

Based on the Company's historical and anticipated future pre-tax results of operations, management believes it is more likely than not that the Company will realize the benefit of the approximately $32.8 million net deferred tax assets existing as of June 28, 2009. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.

The Company has approximately $6.5 million of capital loss carryforwards available as of June 28, 2009. If unused, approximately $1.5 million and $5.0 million of the carryforwards would expire in fiscal years 2011 and 2014, respectively. Management believes it is more likely than not that the Company will not be able to generate sufficient capital gain income to realize these benefits prior to the expiration of these capital loss carryforwards. In addition, the Company believes it is more likely than not that the Company will not be able to utilize $0.8 million of Massachusetts research credits. Therefore, a valuation allowance of approximately $3.0 million is recorded as of the end of fiscal 2009.

The Company has made no provision for U.S. income taxes or foreign withholding taxes on the earnings of its foreign subsidiaries, as these amounts are intended to be indefinitely reinvested in operations outside the United States. As of June 28, 2009, there is no cumulative amount of undistributed earnings of our foreign subsidiaries.

The actual income tax (benefit) expense on pretax income before income taxes differs from expected federal income tax expense for the following reasons:

	2009	2008	2007
		(In thousands)	
Expected income tax expense at 35%	$ 1,962	$27,271	$20,679
State income tax (benefit) expense, net of federal tax benefit	(2,143)	457	1,737
In-process research and development expenditures	—	—	6,729
Change in valuation allowance allocated to income tax expense	—	—	1,741
Effect of foreign activities taxed at differing tax rates	4,960	57,609	—
Expiration of prior period tax matters	(5,282)	(1,583)	(2,066)
Research and other credits	(4,691)	(1,795)	(1,607)
Stock-based compensation	1,506	2,494	2,928
Other, net	1,750	535	(492)
Total income tax (benefit) expense	$(1,938)	$84,988	$29,649

For fiscal 2009, the Company recognized a tax benefit related to a release of FIN 48 liabilities as a result of an expiration of statute of limitations of approximately $5.3 million and a tax benefit related to the extension of the Federal research credit of approximately $1.8 million.

As of June 28, 2009, the Company had federal and state net operating loss carryforwards of approximately $27.0 million and $24.8 million, respectively, which are available to offset future federal and state taxable income. If unused, the federal net operating loss carryforwards will expire during the fiscal years 2016 through 2022, and the state net operating loss carryforwards will begin to expire in fiscal 2010. Included in the federal net operating loss carryforwards are Aarohi losses of approximately $25.9 million and Sierra Logic losses of approximately $1.0 million. The annual utilization of these net operating loss carryforwards is limited due to restrictions imposed under federal law due to a change in ownership.

As of June 28, 2009, the Company had federal and state research and experimentation credit carryforwards of approximately $0.3 million and $13.0 million, respectively, which are available to reduce federal and state income taxes. If unused, the federal carryforwards expire during the fiscal years 2013 through 2022, and certain state carryforwards will begin to expire in fiscal 2018. For federal tax purposes, the Company has approximately $0.2 million of foreign tax credit carryforwards available through fiscal 2019.

As of June 28, 2009, the Company had total unrecognized tax benefits of approximately $31.3 million compared to approximately $32.0 million as of June 29, 2008. If fully recognized, approximately $27.2 million of the $31.3 million would impact the Company's effective tax rate. The Company does not expect that the liability for unrecognized tax benefits will change significantly within the next 12 months.

A rollforward of the activity in the gross unrecognized tax benefits for the year ended June 28, 2009 is as follows (in thousands):

Balance at June 29, 2008	$31,979
Additions based on tax positions related to the current year	5,709
Additions for tax positions of prior years	1,122
Reductions for tax positions of prior years	—
Reductions for tax positions due to a lapse in statute	(7,402)
Balance at June 28, 2009	$31,408

The Company's Federal income tax returns for fiscal years 2006 to 2009 and California income tax returns for fiscal years 2005 to 2009 are open as the statute of limitations have not yet expired. The Company is currently under audit by various state and foreign taxing authorities. The Company does not believe that the resolution of these audits will have a material effect on its financial statements.

The Company had accrued approximately $1.0 million in interest and penalties related to unrecognized tax benefits included in other liabilities as of June 28, 2009.

Note 14 Revenue by Product Families, Geographic Area and Significant Customers

Revenues by Product Families

The Company designs and markets two major distinct product families: Host Server Products (HSP) and Embedded Storage Products (ESP). HSP mainly consists of Fibre Channel based connectivity products and converged Fibre Channel over Ethernet based products. The Company's Fibre Channel based products include HBAs, custom form factor solutions for OEM blade servers and ASICs. These products enable servers to efficiently connect to SANs by offloading data communication processing tasks from the server as information is delivered and sent to the storage network. The Company's converged products include Converged Network Adapters (CNAs). CNAs efficiently move data between local area networks (LANs) and SANs using Fibre Channel over Ethernet (FCoE) to map the Fibre Channel protocol directly into the data layer of Ethernet networks.

ESP mainly consists of Input/Output controller (IOC) solutions, embedded bridge, and embedded router products. Embedded storage switches, bridges, routers, and IOCs are deployed inside storage arrays, tape libraries, and other storage appliances, delivering improved performance, reliability, and storage connectivity.

	2009	2008	2007
		(In thousands)	
Net revenues:			
Host Server Products	$284,099	$352,687	$357,279
Embedded Storage Products	93,559	134,858	107,578
Other	564	756	5,330
Total net revenues	$378,222	$488,301	$470,187

Revenues by Geographic Area

The Company's net revenues by geographic area based on bill-to location are:

	2009		2008		2007	
			(In thousands)			
United States	$144,201	38%	$197,063	40%	$218,996	47%
Asia Pacific	107,914	29%	125,392	26%	80,637	17%
Europe, Middle East, Africa, and rest of the world	126,107	33%	165,846	34%	170,554	36%
Total net revenues	$378,222	100%	$488,301	100%	$470,187	100%

In fiscal years 2009, 2008, and 2007, net revenues from sales to customers in the United Kingdom, based on bill-to location, were approximately 12%, 16%, and 15%, respectively. Net revenues from sales to customers in Singapore, based on bill-to location, for fiscal years 2009, 2008, and 2007 were 13%, 13%, and 7%, respectively. No other country in Asia Pacific, Europe, Middle East, Africa or the rest of the world accounted for more than 10% of net revenues during these periods.

Significant Customers

The following table represents direct sales to customers accounting for greater than 10% of the Company's net revenues or customer accounts receivable accounting for greater than 10% of the Company's accounts receivable. Amounts not presented were less than 10%.

	Net Revenues			Accounts Receivable	
	2009	2008	2007	2009	2008
Hewlett-Packard	17%	15%	13%	15%	14%
IBM	22%	21%	22%	24%	29%
Info X	10%	14%	17%	16%	11%

In addition to direct sales, some of the Company's larger OEM customers purchased or marketed products indirectly through distributors, resellers, or other third parties. Customers with total direct and indirect revenues, including customer specific models purchased or marketed indirectly through distributors, resellers, and other third parties, of more than 10% were as follows:

	Net Revenues		
	2009	2008	2007
EMC	14%	18%	18%
Hewlett-Packard	17%	15%	13%
IBM	31%	28%	25%

Note 15 Net Income (Loss) per Share

The following table sets forth the computation of basic and diluted net (loss) income per share:

	2009	2008	2007
	(In thousands, except per share data)		
Numerator:			
Net income (loss)	$ 7,544	$ (7,071)	$29,434
Adjustment for interest expense on convertible subordinated notes, net of tax	—	—	702
Numerator for diluted net income (loss) per share	$ 7,544	$ (7,071)	$30,136
Denominator:			
Denominator for basic net income (loss) per share — weighted average shares outstanding	80,440	82,147	84,545
Effect of dilutive securities			
Dilutive potential common shares, using treasury stock method	1,439	—	2,023
Dilutive common shares from assumed conversion of convertible subordinated notes	—	—	2,521
Denominator for diluted net income (loss) per share — adjusted weighted average shares	81,879	82,147	89,089
Basic net income (loss) per share	$ 0.09	$ (0.09)	$ 0.35
Diluted net income (loss) per share	$ 0.09	$ (0.09)	$ 0.34
Antidilutive options and unvested stock awards excluded from the computations	12,558	12,647	8,486
Average market price of common stock	$ 8.91	$ 16.91	$ 18.81

The antidilutive options were excluded from the computation of diluted net income (loss) per share due to the options' exercise price being greater than the average market price of the common shares or due to the Company incurring a net loss.

Note 16 Unaudited Quarterly Consolidated Financial Data

Selected unaudited quarterly consolidated financial data for fiscal years 2009 and 2008 are as follows:

	Net Revenues	Gross Profit	Net (Loss) Income	Diluted Net (Loss) Income per Share
	(In thousands, except per share data)			
2009:				
Fourth quarter	$ 79,297	$ 49,018	$ (4,509)	$(0.06)
Third quarter	78,568	46,802	(5,965)	(0.07)
Second quarter	108,661	65,985	10,517	0.13
First quarter	111,696	69,952	7,501	0.09
Total	$378,222	$231,757	$ 7,544	
2008:				
Fourth quarter	$112,763	$ 71,526	$(50,407)(1)	$(0.61)
Third quarter	127,846	80,029	15,521	0.19
Second quarter	130,622	81,742	17,644	0.21
First quarter	117,070	67,927	10,171	0.12
Total	$488,301	$301,224	$ (7,071)	

(1) Includes tax expense of approximately $58.5 million associated with royalty prepayment and cost sharing agreement.

SCHEDULE OF EMULEX CORPORATION AND SUBSIDIARIES

Schedule II

EMULEX CORPORATION AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
Years ended June 28, 2009, June 29, 2008, and July 1, 2007

Classification	Balance at Beginning of Period	Additions Charged to Costs and Expenses Including Changes in Estimates	Amounts Charged Against Reserve	Balance at End of Period
		(In thousands)		
Year ended June 28, 2009:				
Allowance for doubtful accounts	$1,753	$ (196)	$ 4	$1,553
Sales returns, allowances and reserves	$4,225	$ 9,220	$10,456	$2,989
Warranty liability	$4,174	$ 48	$ 1,760	$2,462
Year ended June 29, 2008:				
Allowance for doubtful accounts	$1,902	$ (146)	$ 3	$1,753
Sales returns, allowances and reserves	$3,330	$14,398	$13,503	$4,225
Warranty liability	$3,832	$ 2,304	$ 1,962	$4,174
Year ended July 1, 2007:				
Allowance for doubtful accounts	$1,908	$ —	$ 6	$1,902
Sales returns, allowances and reserves	$3,178	$11,840	$11,688	$3,330
Warranty liability	$2,949	$ 3,685	$ 2,802	$3,832

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMULEX CORPORATION

By: /s/ JAMES M. MCCLUNEY
James M. McCluney
President and Chief Executive Officer

Date: August 21, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on August 21, 2009.

Signature	Title
/s/ JAMES M. MCCLUNEY (James M. McCluney)	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ MICHAEL J. ROCKENBACH (Michael J. Rockenbach)	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
/s/ PAUL F. FOLINO (Paul F. Folino)	Executive Chairman
/s/ FRED B. COX (Fred B. Cox)	Director and Chairman Emeritus
/s/ MICHAEL P. DOWNEY Michael P. Downey	Director
/s/ BRUCE C. EDWARDS (Bruce C. Edwards)	Director
/s/ ROBERT H. GOON (Robert H. Goon)	Director
/s/ DON M. LYLE (Don M. Lyle)	Director
/s/ DEAN A. YOOST (Dean A. Yoost)	Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated August 29, 2006, relating to the Company's acquisition of Sierra Logic, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 29, 2006)
3.1	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's 1997 Annual Report on Form 10-K).
3.2	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).
3.3	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2009).
3.4	Amended and Restated Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of Emulex Corporation, incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 16, 2009.
4.1	Rights Agreement, dated as of January 15, 2009, with Mellon Investor Services LLC, as rights agent, which includes as Exhibit B the Form of Rights Certificate, incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 16, 2009.
10.1*	Giganet, Inc. 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed March 2, 2001).
10.2*	Emulex Corporation Employee Stock Option Plan, as amended (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 21, 2002).
10.3*	Emulex Corporation 1997 Stock Option Plan for Non-Employee Directors, as amended (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 30, 2006).
10.4*	Emulex Corporation Employee Stock Purchase Plan, as amended (incorporated by reference to Appendix B to Emulex Corporation's proxy statement on Schedule 14A for the 2008 annual meeting of its stockholders filed with the Securities and Exchange Commission on October 14, 2008).
10.5*	Emulex Corporation 2004 Employee Stock Incentive Plan (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement for its Annual Meeting of Stockholders held on November 18, 2004).
10.6	Standard Commercial Lease between the Flatley Company and Giganet, Inc. (incorporated by reference to Exhibit 10.15 to the Company's 2001 Annual Report on Form 10-K).
10.7*	Form of Key Employee Retention Agreement between the Company and its executive officers other than Paul F. Folino and James M. McCluney, Jeffrey W. Benck, Marshall D. Lee, and Michael J. Rockenbach (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006).
10.8*	Form of Key Employee Retention Agreement for Paul F. Folino, James M. McCluney, Jeffrey W. Benck, Marshall D. Lee, and Michael J. Rockenbach (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 16, 2009).
10.9*	Emulex Corporation Change in Control Retention Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the Securities and Exchange Commission on April 29, 2009).
10.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's current Report on Form 8-K filed May 17, 2005).

Exhibit No.	Description of Exhibit
10.11	Real Estate Lease dated September 12, 2000, between LM Venture, LLC and Emulex Corporation (incorporated by reference to Exhibit 10.22 to the Company's 2003 Annual Report on Form 10-K).
10.12	First Amendment to Lease (amendment dated February 8, 2001), between LM Venture LLC and Emulex Corporation (incorporated by reference to Exhibit 10.23 to the Company's 2003 Annual Report on Form 10-K).
10.13*	Vixel Corporation Amended and Restated 1995 Stock Option Plan incorporated by reference to Exhibit 10.2 of Amendment No. 1 to the Registration Statement on Form S-1 of Vixel Corporation (File No. 333-81347), filed on August 16, 1999).
10.14*	Vixel Corporation 1999 Equity Incentive Plan (as amended) (incorporated by reference to Exhibit 10.23 of Amendment No. 1 to the Registration Statement on Form S-1 of Vixel Corporation (File No. 333-81347), filed on August 16, 1999).
10.15*	Vixel Corporation 2000 Non-Officer Equity Incentive Plan (incorporate reference to Exhibit 99.1 of the Registration Statement on Form S-8/S-3 of Vixel Corporation (File No. 333-39000), filed on June 9, 2000).
10.16	First Amendment to Standard Commercial Lease (amendment dated July 1, 2004) between the Flatley Company and Emulex Design & Manufacturing Corporation, successor-in-interest to Giganet, Inc. (incorporated by reference to Exhibit 10.15 to the Company's 2004 Annual Report on Form 10-K).
10.17*	Form of Director Stock Option Agreement and related form of Grant Summary for grants made pursuant to the 1997 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.18*	Form of Incentive Stock Option Agreement for grants made pursuant to the Employee Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.19*	Form of Non-Qualified Stock Option Agreement for grants made pursuant to the Employee Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.20*	Form of Incentive Stock Option Agreement for grants made pursuant to the 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.21*	Form of Non-Qualified Stock Option Agreement for grants made pursuant to the 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.22*	Form of Notice of Grant of Stock Options and Stock Option Agreement for grants made pursuant to both the Employee Stock Option Plan and 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed August 30, 2005).
10.23	Office Lease Agreement dated August 25, 2005 by and between 24000 Development, LLC and Emulex Design & Manufacturing Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 31, 2005
10.24*	Description of Compensation Arrangements with Non-Employee Directors (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2007).
10.25*	Description of Compensation for certain executive officers of the Company (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 10, 2008).
10.26*	Executive Bonus Plan of Emulex Corporation, as amended and restated effective August 22, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed November 2, 2007)
10.27*	Aarohi Communications, Inc. 2001 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed May 8, 2006)
10.28*	Form of Aarohi Communications, Inc. Stock Option Agreement(incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 filed May 8, 2006)

Exhibit No.	Description of Exhibit
10.29*	Form of Aarohi Communications, Inc. Stock Option Agreement (alternate form) (incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8 filed May 8, 2006)
10.30*	Form of Aarohi Communications, Inc. Notice of Grant of Stock Option (incorporated by reference to Exhibit 99.4 to the Company's Registration Statement on Form S-8 filed May 8, 2006)
10.31*	Form of Emulex Corporation Stock Option Assumption Documents for holders of options granted under the Aarohi Communications, Inc. 2001 Stock Option Plan (incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8 filed May 8, 2006)
10.32*	Amended and Restated Emulex Corporation 2005 Equity Incentive Plan (incorporated by reference to Appendix A to Emulex Corporation's proxy statement on Schedule 14A for the 2008 annual meeting of its stockholders filed with the Securities and Exchange Commission on October 14, 2008).
10.33*	Form of 2005 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended April 2, 2006)
10.34*	Form of Notice of Grant of Restricted Stock Award under 2005 Equity (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended April 2, 2006
10.35	Second Amendment to Lease dated May 26, 2006 by and between Brass Creekside, L.P. and Emulex Design & Manufacturing Corporation (incorporated by reference to the Company's Current Report on Form 8-K filed June 5, 2006)
10.36*	Sierra Logic, Inc. 2001 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on October 5, 2006)
10.37*	Form of Sierra Logic, Inc. Stock Option Agreement and Notice of Grant of Stock Option (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 filed on October 5, 2006)
10.38*	Form of Emulex Corporation Stock Option Assumption Documents for holders of options granted under the Sierra Logic, Inc. 2001 Stock Option Plan (incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8 filed on October 5, 2006)
10.40	Deed of Lease between Aarohi Communications Private Limited and M/s M.K. Chakrapani & Co. relating to the Company's offices in Bangalore, India (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 1, 2006)
10.41*	Offer letter, dated May 4, 2008, from the Company to Jeffrey W. Benck (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 12, 2008
10.42*	Form of Amendment to Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 16, 2009)
10.43*	Form of Amendment to Restricted Stock Award Agreement incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 16, 2009.
10.44*	Form of Notice of Grant of Restricted Stock Unit under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed with the Securities and Exchange Commission on January 30, 2009)
10.45*	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the Securities and Exchange Commission on January 30, 2009)
10.46*	Form of Appendix to the Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement, and Nonqualified Stock Options Agreement for Change in Control Retention Plan Participants or Employees Covered by a Key Employee Retention Agreement under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed with the Securities and Exchange Commission on January 30, 2009)
10.47*	Form of Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed with the Securities and Exchange Commission on January 30, 2009)

Exhibit No.	Description of Exhibit
10.48*	Form of Appendix to Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q filed with the Securities and Exchange Commission on January 30, 2009)
10.49*	Letter Agreement between Emulex Corporation, a California corporation, and Michael Smith (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 6, 2008)
21	List of the Company's subsidiaries.
23	Consent of Independent Registered Public Accounting Firm.
31A	Certification of the Principal Executive Officer Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
31B	Certification of the Principal Financial Officer Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

* Indicates a management contract or compensation plan or arrangement.

SUBSIDIARIES OF THE COMPANY

Following is a list of the subsidiaries of the Company:

Name of Subsidiary	Jurisdiction of Incorporation
Emulex Corporate Services Corporation	California
Emulex Corporation	California
Emulex Design & Manufacturing Corporation	Delaware
Emulex Communications Private Limited	Karnataka, Bangalore, India
Arcxel Technologies, Inc.	California
Hyland Enterprise Development, Inc.	California
Emulex Limited	United Kingdom
InterConnections, Inc.	Washington
Emulex International Limited	Isle of Man
Emulex Isle of Man Administration, Limited	Isle of Man
Emulex Isle of Man Base Company	Isle of Man
Emulex Ireland Company	Ireland
Emulex Luxembourg S.à r.l.	Luxembourg
Emulex Germany GmbH	Germany

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Emulex Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 33-40959, 333-56440, 333-01533, 333-52842, 333-101657, 333-110643, 333-120837, 333-133885, 333-133309, 333-139782, 333-137825, 333-100514, 333-147870, and 333-157961) on Form S-8 of Emulex Corporation of our reports dated August 21, 2009, with respect to the consolidated balance sheets of Emulex Corporation and subsidiaries as of June 28, 2009 and June 29, 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 28, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of June 28, 2009, which reports appear in the June 28, 2009, annual report on Form 10-K of Emulex Corporation.

Our report on the consolidated financial statements refers to a change in the Company's method of accounting for uncertainty in income taxes in fiscal 2008 due to the adoption of a new accounting pronouncement.

/s/ KPMG LLP

Irvine, California
August 21, 2009

EXHIBIT 31A

CERTIFICATIONS

I, James M. McCluney, certify that:

1. I have reviewed this annual report on Form 10-K of Emulex Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) (15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ James M. McCluney

James M. McCluney
President and Chief Executive Officer

Date: August 21, 2009

EXHIBIT 31B

CERTIFICATIONS

I, Michael J. Rockenbach, certify that:

1. I have reviewed this annual report on Form 10-K of Emulex Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) (15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Michael J. Rockenbach

Michael J. Rockenbach
Executive Vice President and Chief Financial Officer

Date: August 21, 2009

EXHIBIT 32

EMULEX CORPORATION

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Emulex Corporation (the Company) on Form 10-K for the period ended June 28, 2009, as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James M. McCluney, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James M. McCluney

James M. McCluney
President and Chief Executive Officer

August 21, 2009

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Emulex Corporation (the Company) on Form 10-K for the period ended June 28, 2009, as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Michael J. Rockenbach, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael J. Rockenbach

Michael J. Rockenbach
Executive Vice President and Chief Financial Officer

August 21, 2009

FISCAL YEAR 2009*

	High**	Low**
Forth Quarter	$ 11.44	$ 4.82
Third Quarter	$ 7.75	$ 4.53
Second Quarter	$ 11.00	$ 6.08
First Quarter	$ 14.32	$ 9.77

FISCAL YEAR 2008*

	High**	Low**
Forth Quarter	$ 17.08	$ 11.75
Third Quarter	$ 16.95	$ 12.88
Second Quarter	$ 22.48	$ 15.88
First Quarter	$ 23.80	$ 16.51

** Sales Prices as reported on the New York Stock Exchange
* Fiscal year ends in June

Fiscal 2009
Emulex's common stock trades on the New York Stock Exchange under the symbol ELX. On June 28, 2009, there were approximately 321 stockholders of record and the closing price was $10.60.

The Company is subject to the New York Stock Exchange listed Company manual Section 203.01 requiring an annual report, and the attached Form 10-K is part of this annual report, including the Sarbanes-Oxley Act Section 302 certifications attached as Exhibits 31A and 31B. A certification was provided by the Company's CEO to the New York Stock Exchange on November 19, 2008, certifying that he or she was not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards as of the date of that certification, and this notice is included in this annual report as required by the Listed Company Manual Section 303A.12(a).

Trademarks
This report refers to various products and companies by their trade names. In most, if not all cases, these designations are claimed as trademarks or registered trademarks by their respective companies.

Company Literature
Additional copies of Emulex's Annual Report on Form 10-K to the Securities and Exchange Commission and other company literature will be furnished without charge upon request to:

Emulex Corporation, Investor Relations
3333 Susan Street, Costa Mesa, CA 92626
714.662.5600

Independent Registered Public Accounting Firm
KPMG LLP
20 Pacifica, Suite 700, Irvine, CA 92618
949.885.5400

Transfer Agent and Registrar
Mellon Investor Services LLC
480 Washington Boulevard, Jersey City, NJ 07310
877.812.4253
www.melloninvestor.com/isd

Corporate Officers

Paul F. Folino
Executive Chairman

James M. McCluney
President and
Chief Executive Officer

Michael J. Rockenbach
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Jeffrey W. Benck
Executive Vice President,
Chief Operating Officer

Board of Directors

Fred B. Cox
Chairman Emeritus
Emulex Corporation

Michael P. Downey
Private investor and executive consultant

Bruce C. Edwards
Executive Chairman Emeritus
Powerwave Technologies, Inc.

Paul F. Folino
Executive Chairman
Emulex Corporation

Robert H. Goon
Attorney

Don M. Lyle
Principal
Technology Management Company

James M. McCluney
President and
Chief Executive Officer
Emulex Corporation

Dean A. Yoost
Financial Advisor

Worldwide Offices

Costa Mesa, California
La Mesa, California
Roseville, California
San Jose, California
Longmont, Colorado
Bolton, Massachusetts
Easton, Massachusetts
New York, New York
Austin, Texas
Richardson, Texas
The Woodlands, Texas
Bothell, Washington
Beijing, China
Paris, France
Munich, Germany
Bangalore, India
Dublin, Ireland
Tokyo, Japan
Wokingham, United Kingdom

ONE NETWORK. ONE COMPANY. CONNECT WITH EMULEX.

EMULEX®

www.emulex.com

World Headquarters 3333 Susan Street, Costa Mesa, California 92626 +1 714 662 5600
Bangalore, India +91 80 40156 | **Beijing, China** +86 10 68499547
Dublin, Ireland+35 3 (0)1 652 1700 | **Munich, Germany** +49 (0) 89 97007 177
Paris, France +33 (0) 158 580 022 | **Tokyo, Japan** +81 3 5322 1348
Wokingham, United Kingdom +44 (0) 118 977 2929